SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the Financial Results for the nine month periods ended March 31, 2015 and March 31, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements
as of March 31, 2015 and for the nine-month periods
ended March 31, 2015 and 2014

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°.: 72, beginning on July 1, 2014.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: March 15, 2013.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in thousands of Ps.): 578,676.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Interest of the Parent Company on the capital stock: 373,877,127 common shares.

Percentage of votes of the Parent Company on the shareholders’ equity: 64.61%.

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares (*)	Subscribed, Issued and Paid up (in thousands of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	578,676

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2015 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.2015	06.30.2014
ASSETS
Non- Current Assets
Investment properties	10	3,515,371	3,269,595
Property, plant and equipment	11	225,304	220,013
Trading properties	12	129,847	130,657
Intangible assets	13	128,293	124,085
Investments in associates and joint ventures	8,9	2,462,101	2,260,805
Deferred income tax assets	25	215,285	368,641
Income tax and minimum presumed income tax ("MPIT") credit		124,771	110,185
Trade and other receivables	17	99,046	92,388
Investments in financial assets	18	499,759	274,716
Derivative financial instruments	19	172,642	-
Total Non-Current Assets		7,572,419	6,851,085
Current Assets
Trading properties	12	1,354	4,596
Inventories	14	21,096	16,963
Restricted assets	16	9,148	-
Income tax and minimum presumed income tax ("MPIT") credit		5,617	15,866
Assets held for sale	39	-	1,357,866
Trade and other receivables	17	1,030,467	706,846
Investments in financial assets	18	336,185	234,107
Derivative financial instruments	19	48,476	12,870
Cash and cash equivalents	20	237,647	609,907
Total Current Assets		1,689,990	2,959,021
TOTAL ASSETS		9,262,409	9,810,106
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		573,771	573,771
Treasury stock		4,905	4,905
Inflation adjustment of share capital and treasury stock		123,329	123,329
Share premium		793,123	793,123
Cost of treasury stock		(37,906)	(37,906)
Changes in non-controlling interest		(5,343)	(21,808)
Reserve for share-based compensation	33	71,361	53,235
Legal reserve		116,840	116,840
Special reserve		3,825	375,487
Reserve for new developments		-	413,206
Cumulative translation adjustment		275,809	398,931
Retained earnings		(243,919)	(784,869)
Total capital and reserves attributable to equity holders of the parent		1,675,795	2,008,244
Non-controlling interest		373,916	548,352
TOTAL SHAREHOLDERS’ EQUITY		2,049,711	2,556,596
LIABILITIES
Non-Current Liabilities
Trade and other payables	21	237,788	202,652
Borrowings	24	3,641,850	3,756,003
Derivative financial instruments	19	271,056	320,847
Deferred income tax liabilities		166,182	345,607
Salaries and social security liabilities	22	2,386	3,749
Provisions	23	309,210	205,228
Total Non-Current Liabilities		4,628,472	4,834,086
Current Liabilities
Trade and other payables	21	727,981	678,725
Income tax and minimum presumed income tax ("MPIT") liabilities		199,765	64,677
Liabilities held for sale	39	-	806,612
Salaries and social security liabilities	22	101,844	99,276
Derivative financial instruments	19	242,627	14,225
Borrowings	24	1,172,333	737,477
Provisions	23	139,676	18,432
Total Current Liabilities		2,584,226	2,419,424
TOTAL LIABILITIES		7,212,698	7,253,510
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		9,262,409	9,810,106

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

                                                                                                                                                                                                                                                                                                                                                                                                                                          Eduardo S. Elsztain
                                                                                                                                                                                                                                                                                                                                                                                                                                               President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income
for the nine and three-month periods beginning on July 1st, 2014 and 2013 and January 1 st, 2015 and 2014, respectively and ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Nine months		Three months
	Note	03.31.15	03.31.14	03.31.15	03.31.14
Revenues	27	2,509,034	2,022,219	812,477	664,284
Costs	28	(1,109,221)	(926,549)	(376,057)	(298,235)
Gross Profit		1,399,813	1,095,670	436,420	366,049
Gain from disposal of investment properties	10	801,052	115,362	-	107,881
General and administrative expenses	29	(261,807)	(193,902)	(99,215)	(64,523)
Selling expenses	29	(135,565)	(100,534)	(51,390)	(34,773)
Other operating results, net	31	63,256	(27,793)	(4,731)	(10,449)
Profit from operations		1,866,749	888,803	281,084	364,185
Share of profit of associates and joint ventures	8,9	(842,497)	102,69	(161,753)	51,507
Profit before financial results and income tax		1,024,252	991,493	119,331	415,692
Finance income	32	84,477	93,809	36,091	31,085
Finance cost	32	(825,302)	(1,520,883)	(290,484)	(807,309)
Other financial results	32	(57,242)	244,441	(64,735)	202,778
Financial results, net	32	(798,067)	(1,182,633)	(319,128)	(573,446)
Profit / (Loss) before income tax		226,185	(191,140)	(199,797)	(157,754)
Income tax	25	(389,626)	112,298	(10,529)	104,986
Loss for the period		(163,441)	(78,842)	(210,326)	(52,768)

Attributable to:
Equity holders of the parent		(244,696)	(92,030)	(249,210)	(70,352)
Non-controlling interest		81,255	13,188	38,884	17,584

Loss per share attributable to equity holders of the parent during the period:
Basic		(0.426)	(0.160)	(0.434)	(0.122)
Diluted		(0.426)	(0.160)	(0.434)	(0.122)

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

                                                                                                                                                                                                                                                                                                                                                                                                                                          Eduardo S. Elsztain
                                                                                                                                                                                                                                                                                                                                                                                                                                               President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1 st, 2014 and 2013 and January 1st, 2015 and 2014, respectively and ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Nine months		Three months
	03.31.15	03.31.14	03.31.15	03.31.14
Loss for the period	(163,441)	(78,842)	(210,326)	(52,768)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(106,513)	149,786	29,367	78,010
Other comprehensive income for the period (i)	(106,513)	149,786	29,367	78,010
Total comprehensive income for the period	(269,954)	70,944	(180,959)	25,242

Attributable to:
Equity holders of the parent	(367,818)	14,099	(220,230)	(15,659)
Non-controlling interest	97,864	56,845	39,271	40,901

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

                                                                                                                                                                                                                                                                                                                                                                                                                                          Eduardo S. Elsztain
                                                                                                                                                                                                                                                                                                                                                                                                                                               President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new development	Cumulative translation adjustment	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance at July 1st, 2014	573,771	4,905	123,329	793,123	(37,906)	(21,808)	53,235	116,840	375,487	413,206	398,931	(784,869)	2,008,244	548,352	2,556,596
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(244,696)	(244,696)	81,255	(163,441)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	(123,122)	-	(123,122)	16,609	(106,513)
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	(123,122)	(244,696)	(367,818)	97,864	(269,954)
Appropriation of retained earnings approved by Shareholders’ meeting held 11.14.14	-	-	-	-	-	-	-	-	(371,662)	(413,206)	-	784,868	-	-	-
Reserve for share-based compensation (Note 33)	-	-	-	-	-	-	18,126	-	-	-	-	-	18,126	-	18,126
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	(228,101)	(228,101)
Changes in non-controlling interest	-	-	-	-	-	16,465	-	-	-	-	-	-	16,465	(22,185)	(5,720)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	778	778	35	813
Dividends distribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(22,312)	(22,312)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	263	263
Balance at March 31, 2015	573,771	4,905	123,329	793,123	(37,906)	(5,343)	71,361	116,840	3,825	-	275,809	(243,919)	1,675,795	373,916	2,049,711

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)	Related to CNV General Resolution No. 609/12. See Note 26.
(2)	Includes Ps. 1,045 of Inflation adjustment treasury stock. See Note 26.

                                                                                                                                                                                                                                                                                                                                                                                                                                          Eduardo S. Elsztain
                                                                                                                                                                                                                                                                                                                                                                                                                                               President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2015 and 2014
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new development	Cumulative translation adjustment	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance at July 1st, 2013	578,676	-	123,329	793,123	-	(20,782)	8,258	85,140	395,249	492,441	50,776	239,328	2,745,538	385,151	3,130,689
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(92,030)	(92,030)	13,188	(78,842)
Other comprehensive income for the period	-	-	-			-	-	-	-	-	106,129	-	106,129	43,657	149,786
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	106,129	(92,030)	14,099	56,845	70,944
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	31,700	(19,762)	(22,610)	-	10,672	-	-	-
Dividends distribution – approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	-	-	-	-	(250,000)	(250,000)	-	(250,000)
Reserve for share-based compensation (Note 33)	-	-	-	-	-	-	12,117	-	-	-	-	-	12,117	424	12,541
Purchase of Treasury stock	(4,488)	4,488	-	-	(32,998)	-	-	-	-	-	-	-	(32,998)	-	(32,998)
Distribution of share capital of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,917)	(3,917)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	750	750	33	783
Dividends distribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,503)	(10,503)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	587	587
Balance at March 31, 2014	574,188	4,488	123,329	793,123	(32,998)	(20,782)	20,375	116,840	375,487	469,831	156,905	(91,280)	2,489,506	428,620	2,918,126

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)	Related to CNV General Resolution No. 609/12. See Note 26.
(2)	Includes Ps. 957 of Inflation adjustment treasury stock. See Note 26.

                                                                                                                                                                                                                                                                                                                                                                                                                                          Eduardo S. Elsztain
                                                                                                                                                                                                                                                                                                                                                                                                                                               President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2015 and 2014
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.2015	03.31.2014
Operating activities:
Cash generated by operations	20	1,022,950	914,162
Income tax and Minimum Presumed Income tax paid		(287,376)	(227,742)
Net cash generated by operating activities		735,574	686,420
Investing activities:
Capital contributions in associates and joint ventures	8,9	(39,277)	(1,580)
Purchases of associates and joint ventures	8,9	(1,062,313)	(13,045)
Purchases of investment properties	10	(369,790)	(178,630)
Proceeds from sale of investment properties		2,050,008	254,650
Purchases of property, plant and equipment	11	(28,715)	(10,804)
Purchases of intangible assets	13	(4,586)	(11,605)
Purchase of investments in financial assets		(1,836,411)	(1,757,417)
Proceeds from sale of investments in financial assets		1,437,594	1,109,381
Advanced payments		(14,858)	(28,999)
Proceeds from sale of equity interest in associates and joint ventures		55,830	15,536
Interest received from financial assets		92,296	8,551
Loans granted to associates and joint ventures		40	-
Dividends received		21,110	16,402
Net cash generated by / (used in) investing activities		300,928	(597,560)
Financing activities:
Proceeds from borrowings		633,838	142,002
Repayments of borrowings		(971,422)	(363,044)
Payment of non-convertible notes		-	(255,824)
Payment of financial leasing		(1,868)	(1,215)
Dividends paid		(55,411)	(106,391)
Acquisition of non-controlling interest in subsidiaries		(5,720)	-
Capital contribution of non-controlling interest		263	587
Interest paid		(476,178)	(346,248)
Capital reduction of subsidiaries		-	(3,917)
Loans from associates and joint ventures, net		22,009	17,138
Distribution of capital of non-controlling interest in subsidiaries		(228,101)	-
Repurchase of treasury stock		-	(32,998)
Payment of seller financing of shares		(105,861)	(1,640)
Issuance of non-convertible notes		-	218,262
Payments of derivative financial instruments		-	(903)
Acquisition of derivative financial instruments		(109,239)	-
Proceeds from derivative financial instruments		131	45,696
Net cash used in financing activities		(1,297,559)	(688,495)
Net Increase / (decrease) in cash and cash equivalents		(261,057)	(599,635)
Cash and cash equivalents at beginning of year	20	609,907	796,902
Foreign exchange (loss) gain on cash and cash equivalents		(111,203)	42,010
Cash and cash equivalents at end of period		237,647	239,277

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

                                                                                                                                                                                                                                                                                                                                                                                                                                          Eduardo S. Elsztain
                                                                                                                                                                                                                                                                                                                                                                                                                                               President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	The Group’s business and general information

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”, “the Company”, “Us” or “the Society”) was founded in 1943 and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

As of March 31, 2015, the Group operates in six business segments. See Note 6 to the Consolidated Financial Statements as of June 30, 2014 for a description of such segments.

The group’s real estate business operations are conducted primarily through IRSA and its principally subsidiary, IRSA Propiedades Comerciales S.A. ("IRSA Propiedades Comerciales" formerly company due to change of corporate name from Alto Palermo S.A. (APSA)). Through IRSA Propiedades Comerciales and IRSA, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, and it entered the US real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA Propiedades Comerciales, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

During fiscal year 2014, the Group made an investment in the Israeli market, through Dolphin Fund Ltd. (“DFL”) and Dolphin Netherlands B.V. (“DN B.V.”, and together with DFL “Dolphin”), in IDB Development Corporation (IDBD) (an Israeli Company), of an initial interest of 26.65%. As of March 31, 2015 the indirect equity interest in IDBD amounts to 49.0%. IDBD is one of the Israeli biggest and most diversified investment groups, which is involved, through its subsidiaries, in several markets and industry, including real estate, retail, agribusiness insurance, telecommunications, etc.; controlling companies as: Clal Insurance (Insurance Company), Cellcom (Mobile phone services), Adama (Agrochemicals), Super-Sol (supermarket), PBC (Real Estate), among others. IDBD went public in Tel Aviv Exchange in May, 2014.

The activities of the Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where we have a 29.99% interest (without considering treasury shares of our own). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange (“BASE”). Besides that, the Group has a 43.15% interest in Tarshop S.A (“Tarshop”), which main activities are credit card and loan origination transactions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	The Group’s business and general information (Continued)

IRSA’s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”). IRSA Propiedades Comerciales’s shares are listed and traded on both the BASE and the NASDAQ.

Cresud S.A.C.I.F y A. is our ultimate parent company and is a corporation incorporated and domiciled in Argentina. The address of its registered office is 877 Moreno St., Floor 23, Autonomous City of Buenos Aires, Argentina.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved for issue by the Board of Directors on May 8, 2015.

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.	Basis of preparation

These Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to the Unaudited Condensed Consolidated Interim Financial Statements.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the Annual Consolidated Financial Statements of the Group as of June 30, 2014 prepared in accordance with IFRS in force. These Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

These Unaudited Condensed Interim Consolidated Financial Statements corresponding to the nine-month periods ended March 31, 2015 and 2014 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. The Company’s nine-month periods ended March 31, 2015 and 2014 results do not necessarily reflect the proportion of the Group’s full-year results.

2.2.    Significant accounting policies

The principal accounting policies applied in the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2014, except for those mentioned below which were applied in these financial statements. The principal accounting policies are described in Note 2 of the Annual Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

Acquisition of assets carried out between entities under common control

The Group has elected to recognize acquisition of assets or group of assets carried out between entities under common control who also qualify as “Business Combination” according to IFRS 3, using acquisition method.

Total or partial disposal of foreign operation

The disposal of a Group’s interest in any foreign operation amounts to any reduction of such ownership interest in the operation. The Group may fully or partially dispose its interest in foreign operation through sale, liquidation or return of contributed capital.

In the case of total or partial disposals of foreign operations and once such disposal becomes effective, the Group proportionally reclassifies the disposal made, the accumulated exchange differences related to the foreign operations recognized under Other comprehensive income and accumulated under a separate item in shareholders’ equity.

Onerous contract

An onerous contract is defined under IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Current obligations under an onerous contract are recognized and valued in the Group financial statements as a provision.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Consolidated Financial Statements for the year ended June 30, 2014, save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

2.4.	Comparative Information

Balance items as of March 31, 2014 and June 30, 2014 shown in these financial statements for comparative purposes arise from Consolidated Financial Statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this period.

3.	Seasonal effects on operations

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and year-end holidays (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

4.	Acquisitions and dispositions

For the nine-month period ended as of March 31, 2015

Sale of investment properties

On July 7, 2014, IRSA signed the transfer deed for the sale of the 19th and 20th floors of the building Maipú 1300. The total price of the transaction was Ps. 24.7 million. Such transaction generated a gain before tax of approximately Ps. 21.0 million.

On September 29, 2014, the Group through its subsidiary Rigby 183 LLC (“Rigby 183”), finalized the sale of the Madison 183 Building, located in the city of New York, United States, in the sum of US$ 185 million, thus paying off the mortgage levied on the asset in the amount of US$ 75 million. Such transaction generated a gain before tax of approximately Ps. 296.5 million.

On October 8, 2014, the Group through IRSA signed the transfer deed for the sale of the 22nd and 23th floors of the building Bouchard 551. The total price of the transaction was Ps. 168.7 million. Such transaction generated a gain before tax of approximately Ps. 151.4 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisition and disposals (Continued)

On October 22, 2014, the Group through IRSA signed the transfer deep for the sale of the 10th floor, two parking units of the Building Maipú 1300 and one parking unit of the building Libertador 498. The total price of the transaction was Ps. 12.0 million. Such transaction generated a gain before tax of approximately Ps. 10.4 million.

On October 28, 2014, the Group through IRSA signed the transfer deed for the sale of 9th, 10th and 11th floors of the building Bouchard 551. The total price of the transaction was Ps. 279.4 million. Such transaction generated a gain before tax of approximately Ps. 240.5 million.

On November 7, 2014, the Group through IRSA signed the transfer deed for the sale of the 21st floor of the Building Bouchard 551. The total price of the transaction was Ps. 75.6 million. Such transaction generated a gain before tax of approximately Ps. 66.7 million.

On December 10, 2014, the Group through IRSA signed the transfer deed for the sale of the 9th floor of the Building Maipú 1300. The total price of the transaction was Ps. 12.5 million. Such transaction generated a gain before tax of approximately Ps. 11.0 million.

All sales mentioned above led to a combined profit for the Group of Ps. 801.1 million, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

Decreased shareholding in Avenida Inc.

On July 18, 2014, the Group - through Torodur S.A. - exercised the warrant held associated to this investment and consequently its interest in Avenida Inc. was increased to 6,172,840 shares or 35.46%. However, simultaneously, the Group’s holding was reduced to 23.01% as a result of the acquisition of 35.12% interest in the Company by a new investor.

Subsequently, on September 2, 2014, Torodur S.A. sold 1,430,000 shares representing 5% of the Avenida Inc.’s capital stock in the amount of Ps. 19.1 million (US$ 2.3 million), thus reducing equity interest to 17.68% of its share capital. Such transaction generated a gain of Ps. 8.8 million which are shown in the line "Other operating results, net" in the income statements.

As a result of the sale of the interest, the Group has forborne to recognize the equity interest in Avenida Inc. as investment in associates and began to consider it as a financial asset at fair value in the financial statements at March 31, 2015.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisition and disposals (Continued)

Purchases of investment properties

On July 31, 2014, IRSA acquired from Cresud SACIFyA five plots of farmland of approximately 1,058 hectares located in the district of Luján and General Rodriguez, Province of Buenos Aires. The total price of the transaction was Ps. 210 million. Such property is disclosed in offices and other rental properties.

Acquisition of additional interest in BHSA

During the period ended March 31, 2015, the Group acquired 3,289,029 additional shares of BHSA in a total amount of Ps. 14.2 million, thus increasing its interest in such company from 29.77% to 29.99%, without consideration of Treasury shares.

Investment in IDBD

On July 1, 2014 Dolphin exercised all rights granted and acquired on June 30, 2014 to purchase additional shares of IDBD. As a result of exercising the mentioned rights, Dolphin received 23.1 million shares and 16 million warrants of Series 1, 2 and 3. ETH had the same amount of rights and, as a result, acquired the same amount of shares and warrants as Dolphin.

Between July 9 and 14, 2014, Dolphin acquired 0.42 million shares and 0.34 million warrants Series 2 through open market transactions in the amount of NIS 1.77 million (equal to approximately US$ 0.52 million at such date). 50% of such shares and warrants Series 2 were sold to ETH in accordance with the terms and conditions of the agreement opportunely entered into between the parties.

On November 2, 2014, Dolphin exercised 15,998,787 warrants Series 1 and ETH its corresponding portion.

On January 19, 2015, Dolphin acquired in the open market 94,000 shares of IDBD for a total amount of NIS 0.13 million (equal to US$ 0.03 million on the purchase date) and later sold 50% to ETH in accordance with the terms and conditions of the agreement opportunely entered into between the parties. Additionally, Dolphin acquired 42,564 shares of Discount Investment Corporation Ltd, ("DIC") a subsidiary of IDBD, for a consideration of NIS 0.24 million (equal to US$ 0.06 million on the purchase date), 50% of which were offered to ETH in accordance with the terms and conditions of the agreement entered into between the parties. This time, ETH decided not to acquire the 50% of such shares.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisition and disposals (Continued)

Moreover, on January 19, 2015, IDBD issued a prospectus for a rights offering (the “Rights Offering”) for approximately NIS 800 million (the “Maximum Immediate Payment”) pursuant to an irrevocable tender offer of Dolphin, granting on January 26, 2015 1 right (a “New Right”) for each 25 shares of IDBD held. Each New Right would allow to subscribe on February 10, 2015 an amount of 45 common shares of IDBD at a price of NIS 68.04 (NIS 1.512 per share) and 20 Warrants Series 4, 19 Warrants Series 5 and 17 Warrants Series 6 issued by IDBD, with no charge. Each warrant issued by IDBD would allow the acquisition of one common share of IDBD. Series 4 falls due on February 10, 2016 and will be exercisable at NIS 1.663 per warrant. Series 5 falls due on February 12, 2017 and will be exercisable at NIS 1.814 per warrant. Series 6 falls due on February 12, 2018 and will be exercisable at NIS 1.966 per warrant.

Furthermore, Dolphin agreed to (i) exercise Series 4 of Warrants for a total amount of NIS 150 million (equal to US$ 37.6 million as of March 31, 2015) provided it is so requested by the Board of IDBD within 6 to 12 months of the Rights Offering date, and (ii) exercise the remaining Warrants of Series 4, and Series 5 and 6 received as part of the Rights Offering, if two conditions are simultaneously met: (a) that IDBD and its lenders reach an agreement to amend some covenants, and (b) that the Commissioner of Capital Markets, Insurance and Savings of Israel approves control over Clal Insurance Company Ltd. (“Clal”).

As a result of the Rights Offering described above, on January 26, 2015, Dolphin received 3.7 million New Rights. ETH received the same amount of New Rights in accordance with its equity participation. The Rights Offering prospectus also provided that on February 5, 2015, rights received could be traded in the open market only the mentioned date.

As a result of the issuance of New Rights, the prices corresponding to committed Tender Offers mentioned in Note 9 have been adjusted accordingly to NIS 7.798 and NIS 8.188 per share for the 2015 and 2016 commitments, respectively (from NIS 8.344 and 8.761 per share, respectively), and the number of shares pledged by Dolphin were adjusted accordingly.

Additionally, on February 5, 2015, Dolphin acquired 2.05 million New Rights for a total amount of NIS 0.94 million (equal to US$ 0.24 million on the purchase date), 50% of which were offered to ETH pursuant to the terms and conditions of the agreement opportunely entered into between the parties. This time ETH decided not to acquire the 50% of such New Rights.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisition and disposals (Continued)

On February 10, 2015 Dolphin executed all New Rights received and acquired in the market. Following the execution of those New Rights, Dolphin received 258,970,184 shares, 115,097,859 warrants Series 4, 109,342,966 warrants Series 5 and 97,833,180 warrants Series 6. ETH did not execute any of the New Rights it held. On that same date, Dolphin sold 71.39 million IDBD shares to IFISA, an entity indirectly controlled by Eduardo Elsztain, at the closing price of NIS 1.39 per share, making a total of NIS 99.23 million, equal to US$ 25.65 million at the exchange rate prevailing on the transaction date.

Additionally, between February 9 and February 16, 2015, Dolphin acquired in the market 0.36 million shares of DIC for a total amount of NIS 2.88 million, equal to US$ 0.74 million at the exchange rate prevailing on each transaction date, 50% of which was offered to ETH under the terms of the agreement entered into between the parties. This time, ETH decided not to acquire 50% of such shares.

As a result of transactions described above, on March 31, 2015, Dolphin had a total of 280,247,664 shares, 16,170,392 warrants Series 2, 15,988,787 warrants Series 3, 115,097,859 warrants Series 4, 109,342,966 warrants Series 5 and 97,833,180 warrants Series 6, which represents an equity interest of 49.0% held of IDBD. Additionally, on March 31, 2015, Dolphin held 406,978 DIC shares, which represents a direct holding of 0.48%.

During February and March 2015, Dolphin and ETH exchanged communications mainly in relation to claims raised by ETH in relation to the Rights Offering and ETH’s claim to acquire its pro rata shares in IDBD owned by Dolphin, subscribed during the Rights Offering and all of the shares subsequently acquired by IFISA raising in this last case its right of first refusal. On these premises, and in accordance with the provisions agreed between Dolphin and ETH in relation to the resolution of controversies, an arbitrage proceeding has been commenced in English in Tel Aviv under Israeli Law. On the balance sheet date, an arbitrator has been appointed and the time limit applicable for Dolphin to be notified of the arbitrage claim has already started to run.

At March 31, 2015, IDBD’s Board of Directors consists of nine members, three of whom have been designated by Dolphin: Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain and Saúl Zang.

Disposal of financial assets

During August 2014, IRSA has sold through its subsidiary REIG IV the balance of 1 million shares of Hersha Hospitality Trust, at an average price of US$ 6.74 per share.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisition and disposals (Continued)

Changes in non-controlling interest

IRSA Propiedades Comerciales

During the period, the Group, through IRSA, acquired an additional equity interest of 0.10% in IRSA Propiedades Comerciales for a total consideration of Ps. 5.6 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.9 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 4.7 million. The equity interest in IRSA Propiedades Comerciales as of March 31, 2015 amounts to 95.80%. The effect on shareholders’ equity of this change in the equity interest in IRSA Propiedades Comerciales is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	915
Price paid for the non-controlling interest	(5,639)
Reserve recognized in the Shareholders’ equity	(4,724)

Dolphin

On October 30, 2014, the Group, through its subsidiaries, subscribed an additional sum of US$ 21 million in Dolphin. Such amount was allocated to increase Dolphin’s investment in IDBD.

Furthermore, during February 2015 the Group through its subsidiaries, contributed an amount of US$ 105 million in Dolphin. Such amount was also allocated to increase Dolphin’s investment in IDBD.

As a result, Group’s economic interest in Dolphin amounts to approximately 99.9%. Consequently, the Company recognized a decrease in non-controlling interest for an amount of Ps. 21.2 million and an increase in equity attributable to holders of the parent

Sale of Associates

On February 5, 2014, the Group, through Ritelco, sold its interest in Bitania 26 S.A., representing 49% of its capital stock, for an amount of US$ 4.2 million. Such transaction generated a net gain of approximately Ps. 13.3 million which are shown in the line "Other operating results, net" in the income statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisition and disposals (Continued)

Rigby 183 LLC Capital reduction

On October 17, 2014, Rigby 183 LLC reduced its capital stock by distributing among existing shareholders, proportionally to their shareholdings, the gain made on the sale of the Madison building. The total amount distributed is US$ 103.8 million, of which the Group received US$ 77.4 million (US$ 26.5 million through IRSA International and US$ 50.9 million through IMadison LLC) and US$ 26.4 were distributed to other shareholders. As a result of such reduction, the Group has decided to reverse the corresponding accumulated conversion difference on a pro rata basis, which amounted to Ps. 188.3 million. This reversal has been recognized in the line “"Other operating results, net" in the income statements.

Conil Barter Agreement

On November 5, 2014, the Group executed a conveyance deed evidencing a barter to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the acquirer of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of US$ 0.01 million and delivery, within 24 months as from such agreement execution; of two functional units for commercial purposes and one functional unit for office purposes (the non-monetary compensation was valued at US$ 0.7 million).

5.    Financial risk management and fair value estimates

5.1	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures on financial risk management; therefore they should be read along with the annual consolidated financial statements for the year ended June 30, 2014. There have been no changes in the risk management or risk management policies applied by the Group since year end.

5.2	Fair value estimates

Since June 30, 2014 there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information

Segment information has been prepared and classified according to different types of businesses in which the Group conducts its activities. The Group operates in an area of “Investment and Development Properties business” which comprises the following segments:

• The “Shopping Centers” segment includes the operating results of the Group’s shopping centers portfolio principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping centers of the Group.

• The “Offices and others” segment includes the operating results of the Group’s lease revenues of office and other rental space and other service revenues related to the office activities.

• The “Sales and Development” segment includes the operating results of the sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent.

• The "Hotel" segment includes the operating results of the Group’s hotels mainly comprised of room, catering and restaurant revenues.

• The “International” segment includes profit or loss on investments in subsidiaries and/or associates that mainly operate in the United States in relation to the lease of office buildings and hotels in that country, and the results arising from investment in IDBD at fair value.

• The “Financial operations and others” segment primarily includes the financial activities carried out by the associates Banco Hipotecario S.A. and Tarshop S.A., and consumer finance residual financial operations of Apsamedia S.A. (currently merged with IRSA CP). The e-commerce activities conducted through the associate Avenida Inc. are also included until the first quarter of the current fiscal year. This investment began to be considered a financial asset as from the second quarter of this fiscal year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

The Group’s Executive Board periodically reviews the results and certain asset categories corresponding to these segments. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements, except for the investments in joint ventures: Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A., which are reported to the Group’s Executive Board, applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line rather than in a single item as required by IFRS. Under this method, each reported asset contains the Group’s proportionate share in the same asset class in these joint ventures. As an example, the amount of investment properties reported to the Executive Board includes (i) the balance of investment properties as stated in the statement of financial position, plus (ii) the Group’s share in the balances of investment properties of joint ventures. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating results of Entertainment Holding S.A. ("EHSA") joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of la Rural S.A..

The following asset categories are reviewed by the Group’s Executive Board: investment properties, property, plant and equipment; trading properties, goodwill, rights to receive future units through barter agreements, inventories, investment in associates and investment in EHSA joint venture. The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on the operations and/or their physical location.

Goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the period ended March 31, 2015:

	March 31, 2015
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues	1,879,195	304,805	11,543	316,733	28,131	95	2,540,502
Costs	(805,474)	(88,185)	(14,156)	(211,177)	(9,379)	(29)	(1,128,400)
Gross Profit / (Loss)	1,073,721	216,620	(2,613)	105,556	18,752	66	1,412,102
Gain from disposal of investment properties	-	-	504,543	-	296,509	-	801,052
General and administrative expenses	(91,276)	(40,446)	(35,319)	(56,823)	(40,342)	-	(264,206)
Selling expenses	(77,590)	(13,082)	(6,919)	(39,754)	-	(270)	(137,615)
Other operating results, net	(20,149)	(112,816)	(2,006)	12,895	187,434	(1,821)	63,537
Profit / (Loss) from operations	884,706	50,276	457,686	21,874	462,353	(2,025)	1,874,870
Share of profit / (loss) of associates and joint ventures	-	3,041	1,554	1,254	(973,216)	113,351	(854,016)
Segment Profit / (Loss)	884,706	53,317	459,240	23,128	(510,863)	111,326	1,020,854
Investment properties	2,347,366	917,279	338,618	-	-	-	3,603,263
Property, plant and equipment	38,081	24,682	1,243	160,548	1,376	-	225,930
Trading properties	-	-	134,341	-	-	-	134,341
Goodwill	1,324	9,392	-	-	-	-	10,716
Right to receive future units under barter agreements	9,264	5,409	75,813	-	-	-	90,486
Inventories	14,000	-	738	6,754	-	-	21,492
Investments in associates and joint ventures	-	26,350	47,192	-	858,570	1,361,226	2,293,338
Operating assets	2,410,035	983,112	597,945	167,302	859,946	1,361,226	6,379,566

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.   Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the period ended March 31, 2014:

	March 31, 2014
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues	1,454,461	242,889	46,451	253,971	64,322	457	2,062,551
Costs	(648,374)	(78,129)	(25,440)	(158,915)	(42,492)	(241)	(953,591)
Gross Profit	806,087	164,760	21,011	95,056	21,830	216	1,108,960
Gain from disposal of investment properties	-	-	115,362	-	-	-	115,362
General and administrative expenses	(72,207)	(31,430)	(27,726)	(44,609)	(19,421)	(55)	(195,448)
Selling expenses	(49,275)	(13,962)	(8,314)	(31,604)	-	250	(102,905)
Other operating results, net	(23,007)	(1,765)	(2,414)	(761)	423	(2,001)	(29,525)
Profit / (Loss) from operations	661,598	117,603	97,919	18,082	2,832	(1,590)	896,444
Share of profit / (loss) of associates and joint ventures	-	(244)	3,874	556	(80,848)	160,159	83,497
Segment Profit / (Loss) before financing and taxation	661,598	117,359	101,793	18,638	(78,016)	158,569	979,941
Investment properties	2,240,329	796,565	367,897	-	1,085,925	-	4,490,716
Property, plant and equipment	18,224	19,645	3,806	160,331	263	-	202,269
Trading properties	-	-	146,620	-	-	-	146,620
Goodwill	1,667	9,392	-	-	75,844	-	86,903
Right to receive future units under barter agreements	9,264	-	75,813	-	-	-	85,077
Inventories	9,860	-	582	8,022	-	-	18,464
Investments in associates and joint ventures	-	23,850	35,795	21,895	1,637	1,245,266	1,328,443
Operating assets	2,279,344	849,452	630,513	190,248	1,163,669	1,245,266	6,358,492

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	March 31, 2015
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues	2,540,502	(27,507)	(3,961)	2,509,034
Costs	(1,128,400)	16,214	2,965	(1,109,221)
Gross profit	1,412,102	(11,293)	(996)	1,399,813
Gain from disposal of investment properties	801,052	-	-	801,052
General and administrative expenses	(264,206)	638	1,761	(261,807)
Selling expenses	(137,615)	1,775	275	(135,565)
Other operating results, net	63,537	759	(1,040)	63,256
Profit from operations	1,874,870	(8,121)	-	1,866,749
Share of (loss) / profit of associates and joint ventures	(854,016)	11,519	-	(842,497)
Net segment profit before financing and taxation	1,020,854	3,398	-	1,024,252

	March 31, 2014
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues	2,062,551	(37,282)	(3,050)	2,022,219
Costs	(953,591)	24,210	2,832	(926,549)
Gross profit	1,108,960	(13,072)	(218)	1,095,670
Gain from disposal of investment properties	115,362	-	-	115,362
General and administrative expenses	(195,448)	636	910	(193,902)
Selling expenses	(102,905)	2,261	110	(100,534)
Other operating results, net	(29,525)	2,534	(802)	(27,793)
Profit from operations	896,444	(7,641)	-	888,803
Share of profit / (loss) of associates	83,497	19,193	-	102,690
Net segment profit before financing and taxation	979,941	11,552	-	991,493

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

The following tables present a reconciliation between total segment assets as per segment information and total assets as per the statement of financial position.

	March 31, 2015	March 31, 2014
Total Assets per segment based on segment information	6,379,566	6,358,492
Less:
Proportionate share in assets per segment of joint ventures (2)	(97,289)	(149,775)
Plus:
Investment in joint ventures (1)	168,763	284,513
Other non-reportable assets	2,811,369	2,966,733
Total Consolidated Assets as per Statement of financial position	9,262,409	9,459,963

(1)	Represents the proportionate equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)	Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment:

	March 31, 2015	March 31, 2014
Investment properties	87,892	137,908
Trading properties	3,140	6,339
Goodwill	5,235	5,235
Property, plant and equipment	626	104
Inventories	396	189
Total proportionate share in assets per segment of joint ventures	97,289	149,775

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Summarized statements of financial position
	Panamerican Mall S.A. (“PAMSA”)		Rigby		Dolphin Fund Ltd.
	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014	March 31, 2015	June 30, 2014
ASSETS
Total Non-current assets	551,768	474,207	-	-	1,008,229	595,991
Total Current assets	406,103	361,857	18,459	1,288,300	330,079	448,539
TOTAL ASSETS	957,871	836,064	18,459	1,288,300	1,338,308	1,044,530
LIABILITIES
Total Non-current liabilities	15,139	17,895	-	-	271,056	320,847
Total Current liabilities	90,116	76,329	109	817,275	386,135	187,825
TOTAL LIABILITIES	105,255	94,224	109	817,275	657,191	508,672
NET ASSETS	852,616	741,840	18,350	471,025	681,117	535,858

Summarized statements of income and statements of comprehensive income
	PAMSA		Rigby		Dolphin Fund Ltd.
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014	March 31, 2015 (*)
Revenues	251,126	189,382	28,131	64,322	-
Profit / (Loss) before income tax	170,462	149,947	397,866	(1,831)	(974,126)
Income tax expense	(59,686)	(52,496)	-	-	-
Profit / (Loss) for the period	110,776	97,451	397,866	(1,831)	(974,126)
Other comprehensive income	-	-	(195,512)	171,824	13,929
Total comprehensive income / (loss) for the period	110,776	97,451	202,354	169,993	(960,197)
Profit attributable to non-controlling interest	22,155	19,490	108,887	41,792	(99,955)
Dividends paid to non-controlling interest	-	-	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries (Continued)

Summarized statement of cash flows
	PAMSA		Rigby
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Net cash generated by operating activities	77,480	82,603	178	16,650
Net cash used in investing activities	(108,397)	(17,436)	1,517,780	(7,275)
Net cash generated by financing activities	5,869	43	(1,516,847)	(15,362)
Net (decrease) / increase in cash and cash equivalents.	(25,048)	65,210	1,111	(5,987)
Foreign exchange gain on cash and cash equivalents	1,995	2,675	680	1,661
Cash and cash equivalents at beginning of period	44,387	11,416	7,520	13,907
Cash and cash equivalents at end of period	21,334	79,301	9,311	9,581

The information above is the amount before inter-company eliminations.
(*)	As of March 31, 2014 Dolphin Fund Ltd did not accomplish with materiality criteria.

8.	Interests in joint ventures

As of March 31, 2015 and June 30, 2014, the joint ventures of the Group were Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., NPSF, Entretenimiento Universal S.A. and EHSA. The shares in these joint ventures are not publicly traded.

Evolution of Group’s investments in joint ventures for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 was as follows:

	March 31, 2015	June 30, 2014
Beginning of the period / year	316,658	287,846
Capital contribution	8,369	3,343
Cash dividends (ii)	(33,614)	-
Share of profit	14,560	25,469
Capital reduction (iii)	(110,860)	-
End of the period / year (i)	195,113	316,658
(i)	As of June 30, 2014 Includes Ps. (59) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 23).
(ii)	During the period, the Group cashed dividends from Cyrsa and Nuevo Puerto Santa Fe S.A. in the amount of Ps. 31.0 million and Ps. 2.6 million, respectively.
(iii)	During the nine-month period ended March 31, 2015, Cyrsa S.A. distributed dividends due to capital reduction in the amount of Ps. 110.9 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates

As of June 30, 2014, the associates of the Group were New Lipstick LLC, BHSA, IDBD, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. (“BACS”), Bitania 26 S.A. and Avenida Inc.

As of March 31, 2014, the associates of the Group were New Lipstick LLC, BHSA, IDBD, Tarshop S.A., Manibil S.A., Lipstick Management LLC and Banco de Crédito y Securitización S.A. (“BACS”).

Changes in the Group’s investments in associates for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Beginning of the period / year	1,767,165	1,096,999
Acquisition / Increase in equity interest in associates (see Note 4)	1,062,313	1,131,806
Capital contributions	30,908	16,716
Share of (loss) / profit	(1,020)	77,721
Currency translation adjustment	41,154	(29,133)
Cash dividends (ii)	(12,873)	(9,983)
Sale of equity interest (see Note 4)	(33,755)	-
Reclassification to financial instruments (see Note 4)	(30,089)	-
Net loss on investments at fair value	(856,037)	(516,961)
End of the period / year (i)	1,967,766	1,767,165

(i)  Includes Ps. (299,222) and Ps. (176,923) reflecting interests in companies with negative equity as of March 31, 2015 and June 30, 2014, respectively, which are disclosed in “Provisions” (see Note 23).
(ii) During the period, the Group cashed dividends from BHSA in the amount of Ps. 12.9 million. During the year ended June 30, 2014, the Group cashed dividends from BHSA and Manibil S.A. in the amount of Ps. 9.2 million and Ps. 0.8 million, respectively.

Restrictions, commitments and other matters in respect of associates

IDBD

As part of the purchase agreement, Dolphin and ETH have agreed to participate jointly and severally in capital increases resolved by the Board of Directors of IDBD to carry out its business plan during 2014 and 2015, in amounts of at least NIS 300 million in 2014 and NIS 500 million in 2015 (approximately equal to US$ 75.4 million and US$ 125.6 million at the exchange rate prevailing on March 31, 2015). As of March 31, 2015, Dolphin has made a total capital contribution of NIS 595.1 million (which includes NIS 400 million as advance payment of the commitment assumed) and ETH has contributed NIS 203.5 million in IDBD. As a result, Dolphin has completed the required contributions, while IDBD is still claiming ETH for the payment of the remaining balance committed by ETH for a total of NIS 196.5 million, with joint and several liability of Dolphin.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates (Continued)

Furthermore, under the purchase agreement, Dolphin and ETH have agreed jointly and severally to make one or more Tender Offers for the purchase of shares in IDBD for an aggregate amount of NIS 512.09 million (equal to approximately US$ 128.7 million at the exchange rate prevailing on March 31, 2015), based on the following scheme: (i) before December 31, 2015, an amount of at least NIS 249.8 million at a share price of NIS 7.798 (adjusted for Rights Offering as of March 31, 2015, subject to adjustments) and (ii) before December 31, 2016 an amount of at least NIS 512.09 million less the tender offer conducted in 2015, at a share price of NIS 8.188 (adjusted for Rights Offering as of March 31, 2015, subject to adjustments). To secure compliance with the tender offers, an aggregate amount of 34,130,119 shares of IDBD were pledged as of March 31, 2015. Additionally, as of March 31, 2015, 49,695,135 shares, 23,950,072 warrants Series 4, 22,752,569 warrants Series 5 and 20,357,561 warrants Series 6 of IDBD held by Dolphin were deposited in an escrow account and pledged, and they should be shortly transferred to an account without restrictions. As of the balance sheet date, Tender Offers have not been carried out.

On the other hand, the purchase agreement provides that Dolphin and ETH shall jointly and severally pay to creditors who participated in the restructuring arrangement indicated above the additional sum of NIS 100 million (equal approximately to US$ 26 million at the exchange rate prevailing on December 31, 2014), in the event that IDBD executes the sale of its equity interest in the subsidiary Clal Insurance Enterprises Holdings Ltd. before December 31, 2014 and provided that: (i) the sale price shall not be lower than NIS 4,200 million (equal to approximately US$ 1,078 million at the exchange rate prevailing on December 31, 2014) and (ii) the transaction is closed before June 30, 2015, provided that IDBD has received by the latter date a payment of at least NIS 1,344 million (gross) (equal to approximately US$ 345 million at the exchange rate prevailing on December 31, 2014). As of December 31, 2014, IDBD did not execute the sale of its interest in Clal Insurance Enterprises Holdings Ltd. Given that, as of December 31, 2014, IDBD did not perfect the above mentioned sale, the additional commitment assumed by Dolphin and ETH ceased to have effect.

On May 12, 2014, the shares of IDBD started to trade in the Tel Aviv Stock Exchange, Israel; as a result, all of the shares (including pledged shares) were held in trust at Bank Leumi Le-Israel to secure compliance with lock-up provisions of Chapter D of the Tel Aviv Stock Exchange Rules, whereby shares listed under an IPO (initial public offering) may not be freely disposed of for a term of 18 months, which are then released at a rate of 2.5% per month beginning on the fourth month of the IPO date.

Hence, in accordance with Tel Aviv Rules applicable as of March 31, 2015, 47,489,037 shares and 335,715 warrants of each of the Series 2 and 3 were still subject to lock-up provisions under the terms described above.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.	Interests in associates (Continued)

Furthermore, as established in Note 4, Dolphin agreed to (i) exercise Series 4 of warrants for a total amount of NIS 150 million (equal to US$ 37.6 million as of March 31, 2015) provided it is so requested by the Board of IDBD within 6 to 12 months of the Rights Offering date, and (ii) exercise the remaining warrants of Series 4, and Series 5 and 6 received as part of the Rights Offering, if two conditions are simultaneously met, to wit: (a) that IDBD and its lenders reach an agreement to amend some covenants, and (b) that the Commissioner of Capital Markets, Insurance and Savings of Israel approves control over Clal Insurance Company Ltd. (“Clal”).

Finally, Dolphin agreed to a capital injection, directly or through any of its affiliates, to IDBD in an amount ranging between NIS 256 million and NIS 400 million, as follows: (i) NIS 256 million by exercising New Rights of Dolphin resulting from the Rights Offering; (ii) an additional investment (the “Additional Investment”) in a sum equal to (a) the Maximum Immediate Payment less (b) the amount received by IDBD as a result of the Rights Offering, excluding the exercise of the New Warrants, but in no case will it exceed the amount of NIS 144 million. The Additional Investment would be made by Dolphin or any of its affiliates by exercising the additional rights to be acquired by them, or –should such rights not be acquired – by participating in another rights offering to be executed by IDBD. On February 10, 2015 Dolphin subscribed a total of NIS 391.6 million, with a remaining commitment to contribute NIS 8.4 million.

     See Note 41 "Subsequent events".

BHSA

On October 31, 2014 the Bank was notified of Ruling 685 dated October 29, 2014 issued by the Superintendence of Financial Entities and Exchange Offices in proceedings conducted pursuant to Financial Investigation Case Number 1320, whereby the Bank and its officers were charged with alleged infringements to rulings on assistance to Non-Financial Public Sector, excess credit risk exposure to non-financial public sector, excess collateralization, failure to comply with minimum capital requirements and objections to the accounting treatment afforded to the transaction “Cer Swap Linked to PG08 and External Debt”; and moreover, delays in communicating the appointment of new members of the board and to file documentation related to new members of the board designated by the Shareholders’ Meetings. Such a ruling assessed a fine in the amount of Ps. 4.04 million to BHSA and fines of diverse amounts to incumbent and former members of the Board and managers. Against such penalty, on November 25, 2014 BHSA and other affected parties filed a writ of appeal, as per the provisions of section 42 of the Financial Entities Act, which was sent by the BCRA to the National Court of Appeals in Administrative Litigation Matters, and will be decided by Division I of said Court of Appeals. Moreover, the same Division will also decide on motions for injunctions filed on December 30, 2014 by the Bank and the persons affected by the collection proceedings filed by the BCRA for the collection of penalties. Notwithstanding the expectations to get a judicial revocation of the penalties applied by the BCRA, Banco Hipotecario S.A. has set up an allowance equal to 100% of the penalty applied by the ruling.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Shopping Center portfolio	Office buildings and other rental properties portfolio	Undeveloped parcel of lands	Properties under development (ii)	Total
At July 1, 2013:
Costs	3,099,729	1,756,964	367,591	185,185	5,409,469
Accumulated amortization	(1,239,831)	(186,372)	-	-	(1,426,203)
Residual value	1,859,898	1,570,592	367,591	185,185	3,983,266
Year ended June 30, 2014
Opening residual value	1,859,898	1,570,592	367,591	185,185	3,983,266
Additions	61,108	23,988	454	156,927	242,477
Currency translation adjustment	-	375,263	-	-	375,263
Reclassification of held for sale	-	(1,098,990)	-	-	(1,098,990)
Disposals	(35)	(46,977)	-	(684)	(47,696)
Transfers	(25,332)	15,076	(174)	(803)	(11,233)
Financial costs capitalized	-	-	-	22,376	22,376
Depreciation (i)	(130,394)	(65,474)	-	-	(195,868)
Closing residual value	1,765,245	773,478	367,871	363,001	3,269,595
At June 30, 2014:
Costs	3,135,470	1,022,389	367,871	363,001	4,888,731
Accumulated amortization	(1,370,225)	(248,911)	-	-	(1,619,136)
Residual value	1,765,245	773,478	367,871	363,001	3,269,595
Period ended March 31, 2015:
Opening residual value	1,765,245	773,478	367,871	363,001	3,269,595
Additions	26,394	216,737	-	174,855	417,986
Transfers (iii)	502,104	-	-	(502,104)	-
Transfers to property, plant and equipment	-	7,545	-	(3,922)	3,623
Disposals	-	(59,008)	(1,687)	(2,806)	(63,501)
Depreciation (i)	(86,555)	(25,777)	-	-	(112,332)
Closing residual value	2,207,188	912,975	366,184	29,024	3,515,371
At March 31, 2015:
Costs	3,533,574	1,125,124	366,184	29,024	5,053,906
Accumulated amortization	(1,326,386)	(212,149)	-	-	(1,538,535)
Residual value	2,207,188	912,975	366,184	29,024	3,515,371

   (i) Depreciation charges of investment property were included in “Costs” in the statement of income (Note 29).
    (ii) As of March 31, 2015, include Ps. 27,713 corresponding to works in Alto Comahue Shopping Center and Ps. 1,311 in Distrito Arcos Shopping Center.
    (iii) Includes transfers due to the inauguration of Alto Comahue and Distrito Arcos Shopping Centers.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.   Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	March 31, 2015	March 31, 2014
Rental and service income	2,185,840	1,741,858
Direct operating expenses	(888,628)	(757,004)
Development expenditures	(2,376)	(3,756)
Gain from disposal of investment property	801,052	115,362

Borrowing costs incurred during the nine-month period ended March 31, 2015 of Ps. 12,956, were capitalized at the rate of the Company’s general borrowings, which amounts to 15%. Those costs correspond to Alto Comahue. Capitalization of financial costs has ceased since the completion of the shopping mall.

In respect of Arcos del Gourmet S.A., in December 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the shopping center on the grounds that it did not have certain governmental permits in the context of two legal proceedings, where a final decision has been rendered for the company.

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was by the lower and appellate courts; consequently, it filed an appeal with the CABA Higher Court of Justice, which so far has not rendered a decision.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties (Continued)

The following is a detailed summary of the Group's investment properties by type at March 31, 2015 and June 30, 2014:

	Net book amount
Name	March 31, 2015	June 30, 2014
Shopping centers:
Abasto de Buenos Aires	261,954	273,575
Alto Palermo Shopping	253,541	258,200
Alto Avellaneda	132,989	134,822
Paseo Alcorta	102,114	103,065
Alto Noa	30,033	31,638
Buenos Aires Design	14,275	15,722
Patio Bullrich	113,282	116,539
Alto Rosario	115,701	119,968
Mendoza Plaza	103,049	107,509
Dot Baires Shopping	411,756	421,430
Córdoba Shopping	61,997	64,951
Patio Olmos	27,585	29,192
Soleil Factory	85,159	88,634
Alto Comahue	262,995	-
Distrito Arcos	230,758	-
Subtotal Shopping Centers	2,207,188	1,765,245
Office building and other rental properties portfolio:
Bouchard 551	7,762	60,893
Bouchard 710	60,306	61,354
Dique IV	52,653	55,100
Intercontinental Plaza	50,862	49,279
Libertador 498	3,997	3,257
Maipú 1300	17,242	23,685
Suipacha 652	7,868	8,432
Torre BankBoston	138,328	142,085
República building	195,184	200,755
Dot building	95,617	97,967
Building annexed to DOT	25,332	25,332
La Adela	214,594	-
Santa María del Plata	12,513	12,504
Ocampo parking space	14,638	15,349
Others	16,079	17,486
Total Office and Other rental properties portfolio	912,975	773,478
Undeveloped parcels of lands:
Santa María del Plata	158,951	158,951
Catalinas Norte	109,494	109,494
Pilar	1,550	1,550
Luján plot of land	41,973	41,973
Caballito - Ferro	45,814	45,814
Others	8,402	10,089
Total undeveloped parcels of land	366,184	367,871
Properties under development:
Distrito Arcos	1,311	236,202
Alto Comahue	27,713	126,799
Total properties under development	29,024	363,001
Total	3,515,371	3,269,595

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Hotel buildings and facilities	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1st, 2013:
Cost	380,543	62,773	14,336	87,846	512	546,010
Accumulated depreciation	(212,343)	(37,252)	(10,296)	(72,934)	(512)	(333,337)
Residual value	168,200	25,521	4,040	14,912	-	212,673
Year ended June 30, 2014
Opening residual value	168,200	25,521	4,040	14,912	-	212,673
Additions	9,980	1,596	2,818	9,481	-	23,875
Currency translation adjustment	-	-	92	-	-	92
Disposals	(24)	-	-	(36)	-	(60)
Transfers	-	12,231	-	-	-	12,231
Depreciation charge (i)	(13,770)	(7,044)	(906)	(7,078)	-	(28,798)
Closing residual value	164,386	32,304	6,044	17,279	-	220,013
At June 30, 2014:
Cost	390,499	76,600	17,246	97,291	512	582,148
Accumulated depreciation	(226,113)	(44,296)	(11,202)	(80,012)	(512)	(362,135)
Residual value	164,386	32,304	6,044	17,279	-	220,013
Period ended March 31, 2015
Opening residual value	164,386	32,304	6,044	17,279	-	220,013
Additions	6,786	1,507	1,527	16,729	2,863	29,412
Currency translation adjustment	-	-	74	-	-	74
Transfers of investment properties	-	(7,545)	2,112	1,810	-	(3,623)
Depreciation charge (i)	(10,623)	(1,865)	(1,081)	(6,669)	(334)	(20,572)
Closing residual value	160,549	24,401	8,676	29,149	2,529	225,304
At March 31, 2015:
Cost	383,515	63,518	20,053	108,752	3,375	579,213
Accumulated depreciation	(222,966)	(39,117)	(11,377)	(79,603)	(846)	(353,909)
Residual value	160,549	24,401	8,676	29,149	2,529	225,304

(i)     Depreciation charges of property, plant and equipment were included in “General and administrative expenses” and “Costs” in the statement of income (Note 29).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Property, plant and equipment (Continued)

The following is a detailed summary of hotels and facilities included in property, plant and equipment of the Group by type at March 31, 2015 and June 30, 2014:

	Net book amount
Name	March 31, 2015	June 30, 2014
Hotels:
Llao Llao	82,574	83,211
Hotel Intercontinental	45,475	46,026
Sheraton Libertador	32,500	35,149
Total Hotels	160,549	164,386

12.	Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1st, 2013	6,794	88,864	10,495	106,153
Additions	1,400	2,694	-	4,094
Currency translation adjustment	-	27,630	-	27,630
Transfers	7,897	-	(747)	7,150
Disposals	(9,774)	-	-	(9,774)
At June 30, 2014	6,317	119,188	9,748	135,253
Additions	-	920	-	920
Currency translation adjustment	-	(3,919)	-	(3,919)
Disposals	(1,053)	-	-	(1,053)
At March 31, 2015	5,264	116,189	9,748	131,201

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trading properties (Continued)

The following is a detailed summary of the Group´s trading properties by type as of March 31, 2015 and June 30, 2014:

	Net book Amount
Description	March 31, 2015	June 30, 2014
Under developed sites:
Air space Coto	8,945	8,945
Neuquén Project	803	803
Total under developed sites	9,748	9,748
Properties under development:
Vista al Muelle	44,200	45,368
Zetol	63,789	65,620
Pereiraola	8,200	8,200
Total properties under development	116,189	119,188
Completed properties:
Abril	2,357	2,357
El Encuentro	-	79
San Martín de Tours	124	124
Entre Rios 465/9 apartment	1,400	1,400
Condominio I	415	956
Condominio II	945	1,122
Caballito Nuevo	23	279
Total completed properties	5,264	6,317
Total	131,201	135,253

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Goodwill	Computer software	Rights of use (ii)	Right to receive future units under barter agreements (iii)	Others	Total
At July 1st, 2013
Cost	56,893	17,752	20,873	93,225	907	189,650
Accumulated depreciation	-	(15,998)	-	-	(774)	(16,772)
Residual value	56,893	1,754	20,873	93,225	133	172,878
Year ended June 30, 2014
Opening residual value	56,893	1,754	20,873	93,225	133	172,878
Additions	-	785	-	-	10,954	11,739
Currency translation adjustment	26,016	-	-	-	-	26,016
Disposals	-	(162)	-	-	-	(162)
Transfers	-	-	-	(8,148)	-	(8,148)
Reclassification of held for sale	(77,085)	-	-	-	-	(77,085)
Amortization charges (i)	-	(1,073)	-	-	(80)	(1,153)
Residual value at year end	5,824	1,304	20,873	85,077	11,007	124,085
At June 30, 2014
Cost	5,824	18,324	20,873	85,077	11,861	141,959
Accumulated depreciation	-	(17,020)	-	-	(854)	(17,874)
Residual value	5,824	1,304	20,873	85,077	11,007	124,085
Period ended March 31, 2015:
Opening residual value	5,824	1,304	20,873	85,077	11,007	124,085
Additions	-	843	-	5,409	-	6,252
Disposals	(343)	(91)	-	-	-	(434)
Amortization charges (i)	-	(773)	(235)	-	(602)	(1,610)
Residual value at period end	5,481	1,283	20,638	90,486	10,405	128,293
Period ended March 31, 2015:
Cost	5,481	19,076	20,873	90,486	11,861	147,777
Accumulated depreciation	-	(17,793)	(235)	-	(1,456)	(19,484)
Residual value	5,481	1,283	20,638	90,486	10,405	128,293
(i)
Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 29). There are no impairment charges for any of the years / period presented.

(ii)	Correspond to Distrito Arcos. Depreciation began in January, 2015, upon delivery of the shopping center.
(iii)	Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Inventories

Breakdown of Group’s inventories as of March 31, 2015 and June 30, 2014 were as follows:

	March 31, 2015	June 30, 2014
Current
Hotel supplies	6,754	6,011
Materials and others items of inventories	14,342	10,952
Current inventories	21,096	16,963
Total inventories	21,096	16,963

15.	Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company can refer to at the date of valuation. A market is deemed active if transactions of assets and liabilities take place with frequency and in sufficient quantity. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency future contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.    Financial instruments by category (Continued)

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has allocated to this level shares and warrants of Supertel, the call option of Arcos del Gourmet S.A. (with a fair value of zero at the end of the period) and commitment to tender offer of shares in IDBD.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer (“CFO”).

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.    Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2015 and June 30, 2014 and their allocation to the fair value hierarchy:

	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	72,242	-	-	72,242
- Investment in preferred shares of Supertel	-	-	251,739	251,739
- Investment in equity securities of Avenida Inc.	65,856	-	-	65,856
- Mutual funds	68,445	-	-	68,445
- Banco Macro bonds	1,722	-	-	1,722
- Public companies securities	17,138	-	-	17,138
- Government bonds	248,880	-	-	248,880
Derivative financial instruments:
- Warrants of IDBD	173,495	47,623	-	221,118
Cash and cash equivalents:
- Mutual funds	1,396	-	-	1,396
Investment in associates:
- IDBD	834,882	-	-	834,882
Total assets	1,484,056	47,623	251,739	1,783,418

	March 31, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Commitment to tender offer shares in IDBD	-	-	513,683	513,683
Borrowings:
- Other borrowings	-	16,431	-	16,431
Provisions:
- Onerous contracts	-	89,438	-	89,438
Total liabilities	-	105,869	513,683	619,552

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.    Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	63,546	-	-	63,546
- Investment in equity securities of Hersha	53,901	-	-	53,901
- Investment in preferred shares of Supertel	-	-	211,170	211,170
- Mutual funds	140,095	-	-	140,095
- Banco Macro bonds	1,438	-	-	1,438
- Government bonds	10,276	-	-	10,276
- Public companies securities	14,318	-	-	14,318
Derivative financial instruments:
- Foreign-currency future contracts	-	1,200	-	1,200
- IDBD preemptive rights	10,986	-	-	10,986
- Interest rate swaps (i)	-	684	-	684
Cash and cash equivalents:
- Mutual funds	2,616	-	-	2,616
Investment in associates:
- IDBD	595,342	-	-	595,342
Total assets	892,518	1,884	211,170	1,105,572
(i)	Includes Ps. 299 in the line Assets held for sale (See note 39).

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency future contracts	-	14,225	-	14,225
- Commitment to tender offer shares in IDBD	-	-	320,847	320,847
Borrowings
- Other borrowings	22,901	51,443	-	74,344
Total liabilities	22,901	65,668	320,847	409,416

The following table presents the changes in Level 3 instruments for the period ended March 31, 2015 and June 30, 2014:
	Shares of Supertel	Warrants of Supertel	Commitment to tender offer of shares in IDBD	Total
Total as of July 1, 2013	139,121	16,949	-	156,070
Currency translation adjustment	-	-	(5,247)	(5,247)
Total gains / (losses) for the year 2014 (i)	72,049	(16,949)	(315,600)	(260,500)
Balance at June 30, 2014	211,170	-	(320,847)	(109,677)
Currency translation adjustment	-	-	(33,336)	(33,336)
Total gain / (losses) for the period (i)	40,569	-	(159,500)	(118,931)
Balance at March 31, 2015	251,739	-	(513,683)	(261,944)
(i)       The gain / (loss) is not realized as of March 31, 2015 and June 30, 2014 and is accounted for under “Financial results, net” in the statement of income (Note 32).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.  Financial instruments by category (Continued)

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants of Supertel was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair values of these instruments exceeded the price of the transaction and were assessed using a valuation method that incorporates unobservable market data. Given the fact that the fair value of these instruments was estimated by applying the mentioned method, the Group did not recognize a gain of US$ 7.9 million at the time of initial recognition. As of June 30, 2014, the fair value of the Warrants of Supertel determined using the mentioned technique was minor than the gain not recognized at the time of initial recognition; remaining thus the Warrants remain valued at an amount of zero.

According to Group estimates, all things being constant, a 10% decline in the price of the underlying assets of Shares and Warrants of Supertel (data observed in the market) of Level 3 as of March 31, 2015, would reduce pre-tax income by Ps. 28.5 million.

According to Group estimates, all things being constant, a 10% increase in the credit spread (data which is not observable in the market) of the Shares and Warrants of Supertel used in the valuation model applied to Level 3 financial instruments as of March 31, 2015, would increase pre-tax income by Ps. 1.8 million. The rate used as of March 31, 2015 was 13.94%.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Derivative on tender offer IDBD	Black-Scholes	Theoretical price	Underlying asset price; share price volatility (historical) and money market interest-rate curve (ILS rate curve).	Underlying asset price 1.1 to 1.6 Share price volatility 60% to 80% Money market interest-rate 0.25% to 0.4%
Onerous contract and warrant IDBD	Black-Scholes	Theoretical price	Underlying asset price; share price volatility (historical) and money market interest-rate curve (ILS rate curve).	Underlying asset price 1.1 to 1.6 Share price volatility 60% to 80% Money market interest-rate 0.25% to 0.4%
Loan for the purchase of IDBD shares	Market price of underlying asset	Theoretical price	Underlying asset price	-
Interest rate swaps	Cash flow	Theoretical price	Interest rate and cash flow forward contract.	-
Preferred shares of Supertel	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.58 to 1.93 Share price volatility 56% to 75% Money market interest-rate 0.95% to 1.19%
Warrants of Supertel	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.58 to 1.93 Share price volatility 56% to 75% Money market interest-rate 0.95% to 1.19%
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina
16.	Restricted assets

Group’s restricted assets as of March 31, 2015 and June 30, 2014 are as follows:

	March 31, 2015	June 30, 2014
Current
Deposit in escrow	9,148	-
Total current restricted assets	9,148	-
Total restricted assets	9,148	-

17.	Trade and other receivables

Group’s trade and other receivables as of March 31, 2015 and June 30, 2014 are as follows:

	March 31, 2015	June 30, 2014
Non-current
Trade, leases and services receivables	60,658	55,105
Less: allowance for trade receivables	(2,208)	(2,208)
Non-current trade receivables	58,450	52,897
Trade receivables of joint venture	3,489	3,213
VAT receivables	24,039	19,710
Prepaid expenses	11,431	14,332
Others	395	1,093
Non-current other receivables	39,354	38,348
Related parties (Note 34)	1,242	1,143
Total non-current trade and other receivables	99,046	92,388

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.	Trade and other receivables (Continued)

	March 31, 2015	June 30, 2014
Current
Consumer financing receivables	14,661	14,861
Trade, leases and services receivables	333,991	256,110
Receivables from hotel operations	44,317	33,861
Checks to be deposited	243,134	183,422
Trade and lease debtors under legal proceedings	64,179	59,397
Less: allowance for trade receivables	(87,653)	(79,926)
Current trade receivables	612,629	467,725
VAT receivables	6,512	8,788
Other tax receivables	14,710	16,085
Loans granted	10,372	9,084
Prepaid expenses	65,056	54,626
Advance from vendors	51,692	74,521
Contributions to be paid in by non-controlling interests	-	12,840
Others	23,563	19,749
Less: allowance for other receivables	(165)	(175)
Current other receivables	171,740	195,518
Related parties (Note 34)	246,098	43,603
Current trade and other receivables	1,030,467	706,846
Total trade and other receivables	1,129,513	799,234

Movements on the Group’s allowance for trade and other receivables are as follows:

	March 31, 2015	June 30, 2014
Beginning of the period / year	82,309	79,148
Additions	15,720	17,671
Unused amounts reversed	(6,636)	(6,045)
Used during the period / year	(1,367)	(8,465)
End of the period / year	90,026	82,309

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 29). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Investments in financial assets

Group’s investments in financial assets as of March 31, 2015 and June 30, 2014 are as follows:

	March 31, 2015	June 30, 2014
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	72,242	63,546
Investment in preferred shares of Supertel	251,739	211,170
Investment in equity securities in Avenida Inc. (see Note 4)	65,856	-
Financial assets at amortized cost
Non-Convertible Notes related parties (Note 34)	109,922	-
Total investments in non-current financial assets	499,759	274,716
Current
Financial assets at fair value
Mutual funds	68,445	140,095
Investment in equity securities in Hersha (see Note 4)	-	53,901
Banco Macro bonds	1,722	1,438
Public companies securities	17,138	14,318
Government bonds	248,880	10,276
Financial assets at amortized cost
Non-Convertible Notes related parties (Note 34)	-	14,079
Total investments in current financial assets	336,185	234,107
Total investments in financial assets	835,944	508,823

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Derivative Financial Instruments

Group’s derivative financial instruments as of March 31, 2015 and June 30, 2014 are as follows:

	March 31, 2015	June 30, 2014
Assets
Non-current
Warrants of IDBD (see Note 4)	172,642	-
Total non-current derivative financial instruments	172,642	-

Current
Interest rate swaps	-	684
Warrants of IDBD (see Note 4)	48,476	-
Foreign-currency future contracts	-	1,200
IDBD preemptive rights (see Note 4)	-	10,986
Total current derivative financial instruments	48,476	12,870
Total assets	221,118	12,870

Liabilities
Non-current
Commitment to tender offer shares in IDBD (see Note 4)	(271,056)	(320,847)
Total non-current derivative financial instruments	(271,056)	(320,847)

Current
Commitment to tender offer shares in IDBD (see Note 4)	(242,627)	-
Foreign currency future contracts (Note 34)	-	(14,225)
Total current derivative financial instruments	(242,627)	(14,225)
Total liabilities	(513,683)	(335,072)

20.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Cash at bank and on hand	236,251	607,291
Mutual funds	1,396	2,616
Total cash and cash equivalents	237,647	609,907

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2015 and 2014:

	Note	March 31, 2015	March 31, 2014
Loss for the period		(163,441)	(78,842)
Adjustments for:
Income tax expense	25	389,626	(112,298)
Retirement of obsolete property, plant and equipment	11	-	60
Amortization and depreciation	29	134,514	168,726
Gain from disposal of investment property	10	(801,052)	(115,362)
Dividends received	32	(12,449)	(10,741)
Share-based payments	33	18,126	12,541
Gain from derivative financial instruments	32	54,604	(27,492)
Changes in fair value of investments in financial assets	32	2,638	(229,823)
Interest expense, net	32	440,059	316,905
(Loss) from disposal of associates	31	(22,075)	-
Provisions and allowances		93,137	71,012
Share of profit / (loss) of associates and joint ventures	8.9	842,497	(102,690)
Gain on repurchase of Non-Convertible notes	32	-	12,874
Unrealized foreign exchange loss, net		292,806	1,108,603
Changes in operating assets and liabilities:
Increase in inventories		(4,133)	(1,954)
Decrease in trading properties		133	2,373
(Increase) / Decrease in trade and other receivables		(291,044)	3,658
Increase / (Decrease) in trade and other payables		51,445	(108,363)
Decrease in salaries and social security liabilities		1,205	6,653
Decrease in provisions		(3,646)	(1,678)
Net cash generated by operating activities before income tax paid		1,022,950	914,162

The following table shows a detail of non-cash transactions occurred in the periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Decrease in borrowings through a decrease in equity investments in subsidiaries, associates and joint ventures	136,685	-
Reimbursement of expired dividends	813	784
Dividends payable	12,524	-
Increase in investment properties through a decrease in financial assets	48,196	-
Increase in borrowings through a decrease in dividends payable	-	160,173
Increase in financial assets through a decrease in equity investments in associates and joint ventures	30,089	-
Increase in restricted assets through a decrease in assets held for sale	8,742	-
Increase in Property, Plant and Equipment through an increase in borrowings	697	539
Increase in investment properties, through a decrease in property, plant and equipment	3,623	-
Decrease in investment properties through an increase in intangible assets	1,666	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.	Trade and other liabilities

Group’s trade and other payables as of March 31, 2015 and June 30, 2014 are as follows:

	March 31, 2015	June 30, 2014
Non-current
Admission rights	135,661	113,617
Sale and rent payments received in advance	68,422	51,638
Guarantee deposits	6,053	6,759
Non-current trade payables	210,136	172,014
Tax payment facilities plan	11,269	14,813
Deferred income tax	7,543	7,914
Others	8,789	7,716
Non-current other payables	27,601	30,443
Related parties (Note 34)	51	195
Non-current trade and other payables	237,788	202,652
Current
Trade payables	78,372	64,217
Accrued invoices	86,512	107,982
Guarantee deposits	16,401	9,985
Admission rights	131,462	111,024
Sale and rent payments received in advance	202,909	180,985
Current trade payables	515,656	474,193
VAT payables	39,423	28,509
Deferred revenue	495	495
Other tax payables	25,815	27,478
Dividends payable to non-controlling shareholders	26,490	23,940
Capital contributions paid in by minority shareholders	13,161	-
Others	7,163	7,449
Current other payables	112,547	87,871
Related parties (Note 34)	99,778	116,661
Current trade and other payables	727,981	678,725
Total trade and other payables	965,769	881,377

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Salaries and social security liabilities

Group’s Salaries and social security liabilities as of March 31, 2015 and June 30, 2014 are as follows:

	March 31, 2015	June 30, 2014
Non-current
Social security payable	2,386	3,749
Total non-current salaries and social security liabilities	2,386	3,749

Current
Provision for vacation, bonuses and others	83,768	80,577
Social security payable	17,024	18,098
Others	1,052	601
Total current salaries and social security liabilities	101,844	99,276
Total salaries and social security liabilities	104,230	103,025

23.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims (i)	Tax and social security claims (i)	Investments in associates and joint ventures (ii)	Onerous contracts (iii)	Total
At July 1st, 2013	31,010	1,686	39,091	-	71,787
Additions	23,641	478	115,359	-	139,478
Recovery	(7,529)	(574)	-	-	(8,103)
Used during the period	(2,034)	-	-	-	(2,034)
Contributions	-	-	(16,667)	-	(16,667)
Foreign exchange gain	-	-	39,199	-	39,199
At June 30, 2014	45,088	1,590	176,982	-	223,660
Additions	29,401	217	104,825	86,115	220,558
Recovery	(12,027)	(397)	(59)	-	(12,483)
Used during the period	(3,646)	-	-	-	(3,646)
Contributions	-	-	(1,502)	-	(1,502)
Foreign exchange gain	-	-	18,976	3,323	22,299
At March 31, 2015	58,816	1,410	299,222	89,438	448,886

(i) Additions and recoveries are included in "Other operating results, net".
(ii)	Corresponds to equity interests in affiliates with negative equity, principally New Lipstick LLC. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".
(iii)	See Note 9. Additions and recoveries are included in "Other financial results".

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Provisions (Continued)

Disclosure of total provisions in current and non-current is as follows:

	March 31, 2015	June 30, 2014
Non-current	309,210	205,228
Current	139,676	18,432
	448,886	223,660

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Borrowings

The breakdown of the Group borrowings as of March 31, 2015 and June 30, 2014 was as follows:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value of share capital	March 31, 2015	June 30, 2014
Non-current
NCN IRSA due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	-	-	209,297
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	149,000	1,316,364	1,210,359
NCN IRSA due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	10,790	8,059	10,734
NCN APSA due 2017	Unsecured	US$	Fixed	7.875%	116,000	994,577	866,549
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	145,700	1,207,806	1,111,449
Seller financing of plot of land (v)	Secured	US$	Fixed	3.5%	2,334	20,626	19,072
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	-	-	80,126
Seller financing of Zetol S.A. (ii)	Secured	US$	Fixed	3.5%	4,500	47,834	22,058
Bank loans	Unsecured	Ps.	Fixed	15.25%	13,988	13,185	6,938
Syndicated loan (iii)	Unsecured	Ps.	Fixed	(iii)	126,455	10,504	74,964
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	-	-	-	6,421
Related parties (Note 34)	Unsecured	Ps.	Fixed	15.25%	5,000	1,875	3,750
Related parties (Note 34)	Unsecured	Ps.	Fixed	24.00%	7,000	6,872	-
Related parties (Note 34)	Unsecured	Ps.	Floating	Badlar	12,735	13,791	133,314
Finance leases obligations	Secured	US$	Fixed	7% to 14.5%	5,327	357	972
Total Non-current borrowings						3,641,850	3,756,003

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Borrowings (Continued)

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value of share capital	March 31, 2015	June 30, 2014
Current
NCN IRSA due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	209,398	213,584	4,325
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	149,000	17,126	41,472
NCN IRSA due 2017	Unsecured	Ps.	Floating	Badlar + 450ps	10,790	211	255
NCN APSA due 2017	Unsecured	US$	Fixed	7.875%	116,000	30,201	8,968
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	145,700	26,813	57,281
Short-term loans	Unsecured	Ps.	Fixed	15.25%	14,488	6,732	2,873
Bank overdrafts	Unsecured	Ps.	Floating	-	-	630,837	401,963
Syndicated loan (iii)	Unsecured	Ps.	Fixed	(iii)	126,455	88,563	101,339
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	-	132,889	130,491	12,886
Seller financing of plot of land (v)	Secured	US$	Fixed	3.5%	-	-	2,335
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	-	-	5,128
Seller financing of Zetol S.A. (ii)	Secured	US$	Fixed	3.5%	-	-	21,207
Other borrowings	Unsecured	-	-	-	-	16,431	74,344
Related parties (Note 34)	Unsecured	Ps.	Fixed	15.25%	5,000	2,427	71
Related parties (Note 34)	Unsecured	Ps.	Floating	Badlar + 300bps	6,635	7,437	1,250
Finance leases obligations	Secured	US$	Fixed	7% to 14.5%	2,244	1,480	1,780
Total Current borrowings						1,172,333	737,477
Total borrowings						4,814,183	4,493,480

NCN: Non-convertible Notes
(i)    Seller financing of Soleil Factory (investment properties): Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017. As of the date of these financial statements, the mentioned capital is fully canceled.

(ii)
Seller financing of Zetol S.A. (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.

(iii)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 34).

(iv)
On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2013. Additionally, on February 3, 2014 a new loan has been subscribed for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled. On December 23, 2014, a new loan with Banco Provincia de Buenos Aires for Ps. 120 million has been subscribed. Principal will be payable in only one installment due on June 19, 2015.

(v)	Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (Trading properties).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Taxes

The details of the provision for the Group’s income tax, is as follows:

	March 31, 2015	March 31, 2014
Current income tax	(633,163)	(185,112)
Deferred income tax	246,056	297,410
Minimum Presumed Income tax (MPIT)	(2,519)	-
Income tax	(389,626)	112,298

The gross movement on the deferred income tax account is as follows:

	March 31, 2015	June 30, 2014
Beginning of the period / year	23,034	(310,700)
Use of tax loss carryforwards	(185,405)	-
Cumulative translation adjustment	(1,236)	(17,948)
Assets held for sale	(33,346)	33,346
Income tax expense and deferred income tax	246,056	318,336
End of period / year	49,103	23,034

The Group did not recognize deferred income tax assets of Ps. 25.3 million and Ps. 22.9 million as of March 31, 2015 and June 30, 2014, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of certain Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of such Group’s operations, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient taxable income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on Profit before income tax for the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Tax calculated at the tax rates applicable to profits in the respective countries	12,640	(62,138)
Permanent differences:
Share of profit / (loss) of associates and joint ventures	390,203	(35,942)
Unrecognized tax losses	4,529	(754)
Change of measurement and partial disposal of Avenida Inc.	(14,602)	-
Non-taxable income and others	(5,663)	(13,464)
Income tax	387,107	(112,298)
Minimum Presumed Income tax (MPIT)	2,519	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

26.	Shareholders’ equity

Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Repurchase plan involving common shares and GDS issued by IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company’s own stock pursuant to Section 64 of Law No. 26,831 and the CNV’s regulations, for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock. During the year ended June 30, 2014, the Company repurchased 533,947 common shares (nominal value Ps. 1 per share) for a total of Ps. 5.2 million and 437,075 GDS (representing 4,370,750 common shares) for a total amount of US$ 5.2 million.

On June 10, 2014, the Board of Directors of IRSA resolved to terminate the stock repurchase plan that was approved by resolution of the Board on July 25, 2013, and modified by resolutions adopted on September 18, 2013, October 15, 2013 and October 22, 2013. During the term of the Stock Repurchase Plan, IRSA has repurchased 4,904,697 shares for an aggregate amount of Ps. 37.9 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

27.	Revenues

	March 31, 2015	March 31, 2014
Base rent	914,206	779,963
Contingent rent	340,034	230,725
Admission rights	113,147	92,538
Averaging scheduled rent escalation	24,871	14,038
Parking fees	78,627	59,446
Letting fees	33,747	32,824
Service charges	670,541	525,603
Property management fee	4,507	3,245
Others	6,160	3,476
Total rental and service income	2,185,840	1,741,858
Sale of trading properties	6,366	25,933
Hotel operations	316,733	253,971
Consumer financing	95	457
Total other revenue	323,194	280,361
Total revenues	2,509,034	2,022,219

28.	Costs

	March 31, 2015	March 31, 2014
Costs of rental and services costs	888,628	757,004
Cost of sale and development	9,387	10,389
Costs from hotel operations	211,177	158,915
Costs from consumer financing	29	241
Total costs	1,109,221	926,549

29.	Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Expenses by nature (Continued)

For the period ended March 31, 2015:

	Group Costs
	Cost of sale and development	Costs of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	551	289,254	-	121,146	85,633	21,872	518,456
Maintenance, security, cleaning, repair and others	4,194	231,147	10	26,034	14,397	1,524	277,306
Advertising and others selling expenses	111	136,861	-	5,193	-	23,778	165,943
Taxes, rates and contributions	2,423	77,321	-	245	7,373	69,117	156,479
Amortization and depreciation	211	120,735	-	8,587	4,785	196	134,514
Director´s fees	-	-	-	-	66,859	-	66,859
Fees and payments for services	176	4,846	19	1,570	54,356	4,554	65,521
Food, beverage and other lodging expenses	-	-	-	47,704	6,377	3,645	57,726
Other expenses	104	18,538	-	423	19,028	772	38,865
Leases and service charges	773	9,926	-	275	2,999	1,023	14,996
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	9,084	9,084
Cost of sales of properties	844	-	-	-	-	-	844
Total expenses by nature	9,387	888,628	29	211,177	261,807	135,565	1,506,593

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Expenses by nature (Continued)

For the period ended March 31, 2014:

	Group Costs
	Cost of sale and development	Costs of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	106	215,906	-	90,079	63,305	16,104	385,500
Maintenance, security, cleaning, repair and others	2,627	181,554	3	18,778	11,390	482	214,834
Advertising and others selling expenses	11	118,212	-	3,352	-	18,489	140,064
Taxes, rates and contributions	1,823	62,543	-	-	6,307	50,741	121,414
Amortization and depreciation	4	156,105	-	8,285	4,161	171	168,726
Director´s fees	-	-	-	-	58,953	-	58,953
Fees and payments for services	34	2,806	236	1,726	30,333	3,977	39,112
Food, beverage and other lodging expenses	-	-	-	36,105	4,802	2,788	43,695
Other expenses	24	11,492	2	305	8,290	1,579	21,692
Leases and service charges	974	8,386	-	285	6,323	811	16,779
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	38	5,392	5,430
Cost of sales of properties	4,786	-	-	-	-	-	4,786
Total expenses by nature	10,389	757,004	241	158,915	193,902	100,534	1,220,985

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Employee costs

	March 31, 2015	March 31, 2014
Salaries, bonuses and social security expenses	459,705	345,106
Costs of equity incentive plan and defined contribution plan	26,707	14,755
Other employee costs and benefits	32,044	25,639
Total employee costs	518,456	385,500

31.	Other operating results, net

	March 31, 2015	March 31, 2014
Gain from disposal of equity interest in associates	22,075	-
Expenses related to transfers of investment property to subsidiaries (1)	(110,482)	-
Reversal of currency translation adjustment (2)	188,323	-
Donations	(13,677)	(15,966)
Judgments and other contingencies (3)	(17,515)	(8,350)
Tax on shareholders’ personal assets	(3,705)	(3,691)
Others	(1,763)	214
Total other operating results, net	63,256	(27,793)

(1) On December 22, 2014, IRSA conveyed title on the properties located in Bouchard 710, Suipacha 652, Torre BankBoston, República Building, Intercontinental Plaza and the plot of land next to the latter, to its subsidiary IRSA Propiedades Comerciales, which as from such date continue to operate such properties. This transfer has had no effects whatsoever in the consolidated financial statements of the Group other than the expenses and taxes associated to the transfer.
(2) Corresponds to the reversal of the translation reserve generated in Rigby following the partial repayment of principal of the company (see Note 4).
(3) Includes legal costs and expenses.

32.	Financial results, net

	March 31, 2015	March 31, 2014
Finance income:
- Interest income	43,756	46,955
- Foreign exchange	28,272	36,113
- Dividends income	12,449	10,741
Total finance income	84,477	93,809
Finance costs:
- Interest expense	(483,815)	(359,495)
- Foreign exchange	(300,830)	(1,138,470)
- Other finance costs	(53,614)	(40,124)
Subtotal finance costs	(838,259)	(1,538,089)
Less: Capitalized finance costs	12,957	17,206
Total finance costs	(825,302)	(1,520,883)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	(2,638)	229,823
- (Loss) / Gain on derivative financial instruments, net	(54,604)	27,492
- Loss on repurchase of Non-Convertible Notes	-	(12,874)
Total other financial results	(57,242)	244,441
Total financial results, net	(798,067)	(1,182,633)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Share-based payments

Equity incentive plan

The Group incurred a charge of Ps. 24,170 and Ps. 12,541 for the nine-month periods ended March 31, 2015 and 2014, respectively.

34.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:
-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2014.

Below is a description of new operations made during the nine-month periods:

Transfer of tax credits

In February 2015, “Exportaciones Agroindustriales S.A.” (EAASA) (a company owned by CRESUD S.A.C.I.F. y A.) assigned upon IRSA Propiedades Comerciales S.A. (successor due to a change in name of Alto Palermo S.A. (APSA)), Ps. 19 million pertaining to VAT refunds for exports originated in such company’s economic activity.

Acquisition of financial assets

In March 2015, through Emprendimientos Recoleta S.A. (ERSA) and Panamerican Mall S.A. (PAMSA), the Group purchased 12,072,900 non-convertible Notes at nominal value from CRESUD S.A.C.I.F. y A., for a total amount of Ps. 109.9 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of March 31, 2015:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Parent Company				-
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	37	-	(9,673)	-	-	-
	Sale of good and/or services	-	-	-	216	-	-	-	-	-
	Share-based payments	-	-	-	-	-	(14,863)	-	-	-
	Long-term incentive plan	-	-	-	-	-	(6,491)	-	-	-
	Management Fees	-	-	-	-	-	(12)	-	-	-
	Corporate services	-	-	-	-	-	(35,125)	-	-	-
	Non-Convertible Notes	109,923	-	-	-	-	-	(52,977)	(1,305)	-
	Leases and/or rights of use	-	-	-	569	-	-	-	-	-
Total Parent Company		109,923	-	-	822	-	(66,164)	(52,977)	(1,305)	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	122	-	(24)	-	-
	Borrowings	-	-	-	-	-	-	(11,528)	(20,356)	-
	Leases and/or rights of use	-	-	-	121	-	-	-	-	-
	Mortgage bonds	-	-	-	8	-	-	-	-	-
	Commissions per stands	-	-	-	47	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	829	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	2,492	-	-	-	-	-
Banco de Crédito y Securitización S.A.	Leases and/or rights of use	-	-	-	44	-	-	-	-	-
Tarshop S.A.	Leases and/or rights of use	-	-	-	-	(31)	(271)	-	-	-
	Reimbursement of expenses	-	-	-	815	-	-	-	-	-
Total Associates		-	-	-	4,478	(31)	(295)	(11,528)	(20,356)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Joint Ventures
Baicom Networks S.A.	Contributions to be paid in	-		-	10	-
	Management fees	-	-	-	12	-	-	-	-	-
	Borrowings	-	-	1,242	212	-	-	-	-	-
	Reimbursement of expenses	-	-	-	742	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	-	249	-	-	-	-	-
	Borrowings	-	-	-	69	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	-	139	-	-	-	-	-
	Borrowings	-	-	-	77	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	915	-	-	-	-	-
	Borrowings	-	-	-	5	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-		-	-	(13,791)	-	-
	Reimbursement of expenses	-	-	-	21	-	(13)	-	-	-
	Credit due to capital reduction	-	-	-	8,841	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	1,059	-	(5)	-	-	-
	Proceeds from leasing	-	-	-	-	-	(4)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(424)	-	-	-
	Management fees	-	-	-	2,179	-	-	-	-	-
	Share-based payments	-	-	-	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(7,437)	-
Puerto Retiro S.A.	Borrowings	-	-	-	2,049	-	-	-	-	-
	Reimbursement of expenses	-	-	-	221	-	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	22	-	(6)	-	-	-
	Reimbursement of expenses	-	-	-	91	-	-	-	-	-
Total Joint Ventures		-	-	1,242	16,913	-	(452)	(13,791)	(7,437)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Subsidiaries of the parent company
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	84	-	(29)	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-	-
Total Subsidiaries of the parent company		-	-	-	85	-	(29)	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	3,231	-	-	-	-	-
Estudio Zang, Bergel y Viñes	Advances	-		-	34	-	-	-	-	-
	Legal services	-	-	-	14	-	(493)	-	-	-
Dolphin Fund Ltd.	Reimbursement of expenses	-	-	-	-	-	-	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	2	-	(1)	-	-	-
EMP	Management fees	-	-	-	-	-	(33)	-	-	-
Consultores Venture Capital Uruguay	Reimbursement of expenses	-	-	-	787	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	312	-	-	-	-	-
	Borrowings	-	-	-	5	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	95	-	-	-	-	-
Inversiones Financieras del Sur	Borrowings	-	-	-	191,770	-	-	-	-	-
Supertel	Borrowings	-	-	-	24,531	-	-	-	-	-
Museo de los Niños	Reimbursement of expenses	-	-	-	92	-	-	-	-	-
	Leases and/or rights of use	-	-	-	762	-	-	-	-	-
Total Other related parties		-	-	-	221,635	-	(527)	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Directors and Senior Management
Directors	Fees	-	-	-	-	-	(32,307)	-	-	-
	Reimbursement of expenses	-	-	-	-	-	(4)	-	-	-
	Advances	-	-	-	2,165	(20)	-	-	-	-
Total Directors and Senior Management		-	-	-	2,165	(20)	(32,311)	-	-	-
Total		109,923	-	1,242	246,098	(51)	(99,778)	(78,296)	(29,098)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Parent Company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	16	-	(3,723)	-	-	-
	Corporate services	-	-	-	-	-	(33,710)	-	-	-
	Sale of good and/or services	-	-	-	701	-	-	-	-	-
	Dividends payable	-	-	-	-	-	(36,462)	-	-	-
	Leases and/or rights of use	-	-	-	1,598	-	-	-	-	-
	Non-Convertible Notes	-	14,079	-	-	-	-	(56,972)	(2,023)	-
	Long-term incentive plan	-	-	-	-	-	(10,557)	-	-	-
	Share-based payments	-	-	-	-	-	(3,673)	-	-	-
Total Parent Company		-	14,079	-	2,315	-	(88,125)	(56,972)	(2,023)	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	-	(1,547)	-	-
	Borrowings	-	-	-	-	-	-	(17,781)	(23,285)
	Derivatives	-	-	-	-	-	-	-	-	(5,225)
	Leases and/or rights of use	-	-	-	200	-	-	-	-	-
	Commissions per stands	-	-	-	59	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	765	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	2,297	-	-	-	-	-
Banco de Crédito y Securitización S.A.	Leases and/or rights of use	-	-	-	19	-	(80)	-	-	-
Tarshop S.A.	Leases and/or rights of use	-	-	-	-	(175)	(677)	-	-	-
	Reimbursement of expenses	-	-	-	687	-	-	-	-	-
	Commissions per stands	-	-	-	19	-	-	-	-	-
Supertel	Dividends received	-	-	-	11,778	-	-	-	-	-
Total Associates		-	-	-	15,824	(175)	(2,304)	(17,781)	(23,285)	(5,225)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Joint Ventures
	Contributions to be paid in	-	-	-	10	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	-	-	2	-	-	-	-	-
	Borrowings	-	-	1,143	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	193	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	-	165	-	-	-	-	-
	Borrowings	-	-	-	20	-	-	-	-	-
Entertainment Universal S.A.	Reimbursement of expenses	-	-	-	103	-	-	-	-	-
	Borrowings	-	-	-	68	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	864	-	-	-	-	-
	Borrowings	-	-	-	4	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(133,314)	-	-
	Reimbursement of expenses	-	-	-	66	-	(9)	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	223	-	(72)	-	-	-
	Proceeds from leasing	-	-	-	-	-	(18)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(630)	-	-	-
	Management fees	-	-	-	1,338	-	-	-	-	-
	Share-based payments	-	-	-	304	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(71)	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	160	-	-	-	-	-
	Borrowings	-	-	-	3,230	-	-	-	-	-
	Reimbursement of expenses	-	-	-	213	-	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	22	-	(45)	-	-	-
	Reimbursement of expenses	-	-	-	64	-	-	-	-	-
Total Joint Ventures		-	-	1,143	7,049	-	(774)	(133,314)	(71)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Subsidiaries of the parent company
Cactus Argentina S.A.	Reimbursement of expenses	-	-	-	2	-	(515)	-	-	-
Exportaciones Agroindustriales	Borrowings	-	-	-	2,134	-	-	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	138	-	(29)	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-	-
Total Subsidiaries of the parent company		-	-	-	2,275	-	(544)	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	14,378	-	(11,099)	-	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	-	4	-	-	-	-	-
	Legal services	-	-	-	-	-	(513)	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	8	-	(1)	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	228	-	-	-	-	-
	Borrowings	-	-	-	4	-	-	-	-	-
EMP	Management fees	-	-	-	-	-	(31)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	72	-	-	-	-	-
IRSA Real Estate Strategies LP	Capital contribution	-	-	-	-	-	(8)	-	-	-
Inversiones Financieras del Sur S.A.	Borrowings	-	-	-	378	-	(5)	-	-	-
IRSA Developments LP	Capital contribution	-	-	-	-	-	(13)	-	-	-
Museo de los Niños	Reimbursement of expenses	-	-	-	767	-	(9)	-	-	-
Total Other related parties		-	-	-	15,839	-	(11,679)	-	-	-
Directors and Senior Management
Directors	Fees	-	-	-	301	-	(13,225)	-	-	-
	Reimbursement of expenses	-	-	-	-	-	(10)	-	-	-
	Tenant deposits	-	-	-	-	(20)	-	-	-	-
Total Directors and Senior Management		-	-	-	301	(20)	(13,235)	-	-	-
Total		-	14,079	1,143	43,603	(195)	(116,661)	(208,067)	(25,379)	(5,225)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended March 31, 2015:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries	Letting fees
Parent Company
Cresud S.A.C.I.F. y A.	3,258	(80)	(68,356)	-	(7,696)	-	-	-
Total Parent company	3,258	(80)	(68,356)	-	(7,696)	-	-	-
Associates
Banco Hipotecario S.A.	1,547	-	-	-	450	-	-	5
Banco de Crédito y Securitización S.A.	3,219	-	-	-	-	-	-	-
Tarshop S.A.	7,302	-	-	-	-	-	-	21
Total Associates	12,068	-	-	-	450	-	-	26
Joint Ventures
Baicom Networks S.A.	-	-	-	-	116	-	-	-
Cyrsa S.A.	-	-	-	-	(8,530)	-	-	-
Nuevo Puerto Santa Fe S.A.	(542)	1,663	-	-	(1,010)	-	-	-
Entertainment Universal S.A.	-	-	-	-	10	-	-	-
Entertainment Holding S.A.	-	-	-	-	9	-	-	-
Puerto Retiro S.A.	-	-	-	-	463	-	-	-
Quality Invest S.A.	-	162	-	-	-	-	-	-
Total Joint Ventures	(542)	1,825	-	-	(8,942)	-	-	-
Subsidiaries Cresud S.A.C.I.F. y A.
Exportaciones Agroindustriales Argentinas	-	-	-	-	133	-	-	-
Total Subsidiaries Cresud S.A.C.I.F. y A.	-	-	-	-	133	-	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(2,719)	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(401)	-	-	-	-	-	-	-
Consultores Asset Management S.A.	243	-	-	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	(2,949)	-	-
Hamonet S.A.	(210)	-	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	57	-	-	-
Total Other related parties	(368)	-	-	(2,719)	57	(2,949)	-	-
Directors and Senior Management
Directors	-	-	-	-	-	-	(55,197)	-
Senior Management	-	-	-	-	-	-	(10,219)	-
Total Directors and Senior Management	-	-	-	-	-	-	(65,416)	-
Total	14,416	1,745	(68,356)	(2,719)	(15,998)	(2,949)	(65,416)	26

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended March 31, 2014:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud S.A.C.I.F. y A.	1,303	-	(75,285)	-	(3,123)	-	-
Total Parent Company	1,303	-	(75,285)	-	(3,123)	-	-
Associates
Banco Hipotecario S.A.	344	-	-	-	43,614	-	-
Banco de Crédito y Securitización S.A.	530	-	-	-	-	-	-
Tarshop S.A.	4,399	(239)	-	-	-	-	-
Total Associates	5,273	(239)	-	-	43,614	-	-
Joint Ventures
Baicom Networks S.A.	-	9	-	-	96	-	-
Cyrsa S.A.	-	-	-	-	(14,596)	-	-
Nuevo Puerto Santa Fe S.A.	(426)	1,090	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	790	-	-
Quality Invest S.A.	-	162	-	-	-	-	-
Total Joint Ventures	(426)	1,261	-	-	(13,710)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(2,220)	-	-	-
Fundación IRSA	-	-	-	-	-	(2,250)	-
Isaac Elsztain e Hijos S.C.A.	(358)	-	-	-	-	-	-
Hamonet S.A.	(191)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	232	-	-
Total Other related parties	(549)	-	-	(2,220)	232	(2,250)	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	(5,971)
Directors	-	-	-	-	-	-	(58,953)
Total Directors and Senior Management	-	-	-	-	-	-	(64,924)
Total	5,601	1,022	(75,285)	(2,220)	27,013	(2,250)	(64,924)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

35.	CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au. Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gomez 3825 – C.A.B.A.

    (i) On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of these financial statements, the Group has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

36.	CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 Investment properties and Note 11 Property, plant and equipment
Exhibit B - Intangible assets	Note 13 Intangible assets
Exhibit C - Equity investments	Note 37 Equity investments
Exhibit D - Other investments	Note 15 Financial instruments by category
Exhibit E - Provisions	Note 17 Trading and other receivables and Note 23 Provisions
Exhibit F - Cost of sales and services provided	Note 12 Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 38 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	Equity investments

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity
Joint Ventures
Baicom Networks S.A.	Common shares 1 vote	4,701,455	2,724	2,950	Not publicly traded	Real estate	Argentina	03.31.15	9,403	(1,130)	5,449	50.00%
	Irrevocable contributions		-	340
	Higher value		276	276

Cyrsa S.A.	Common shares 1 vote	8,748,269	16,752	152,229	Not publicly traded	Real estate	Argentina	03.31.15	17,497	12,745	33,503	50.00%

Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	22,773	19,092	Not publicly traded	Investment	Argentina	03.31.15	44,791	4,964	44,051	50.00%
	Irrevocable contributions		100	721
	Lower value		(23,192)	(23,192)
	Goodwill		26,647	26,647

Entretenimiento Universal S.A.	Common shares 1 vote	300	22	(59)	Not publicly traded	Event organization and others	Argentina	03.31.15	12	2,990	1,298	2.5%

Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	22,350	21,566	Not publicly traded	Commercial real estate	Argentina	03.31.15	27,750	6,819	44,702	50.00%
	Higher value		3,848	3,980
	Goodwill		1,323	1,323

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity
Puerto Retiro S.A.	Common shares 1 vote	23,067,250	14,613	13,868	Not publicly traded	Real estate	Argentina	03.31.15	46,135	(2,071)	32,764	50.00%
	Irrevocable contributions		1,769	1,781
	Higher value		29,209	29,209

Quality Invest S.A.	Common shares 1 vote	70,314,342	68,379	64,402	Not publicly traded	Real estate	Argentina	03.31.15	140,629	6,953	149,757	50.00%
	Irrevocable contributions		6,500	500
	Goodwill		3,911	3,911
	Higher value		(2,891)	(2,886)
Total Joint Ventures			195,113	316,658
Associates
Avenida Inc.	Preferred shares 1 vote	4,742,836	-	2,023	-	Investment	United States	03.31.15	-	-	-	17.68%
	Goodwill		-	9,073

Banco de Crédito & Securitización S.A. (1)	Common shares 1 vote	3,984,375	15,367	13,610	Not publicly traded	Financial	Argentina	03.31.15	62,500	7,014	246,906	6.38%

Banco Hipotecario S.A. (1)	Common shares 1 vote	449,804,237	1,307,918	1,212,781	5.95	Financial	Argentina	03.31.15	1,500,000	176,081	4,531,034	29.99%
	Higher value		(578)	(1,156)
	Goodwill		4,881	-

Bitania 26 S.A.	Common shares 1 vote	4,724,203	-	12,308	Not publicly traded	Real estate	Argentina	03.31.15	-	-	-	49.00%
	Goodwill		-	1,736
	Higher value		-	8,085

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

37.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity
IDB Development Corporation Ltd	Common shares 1 vote	280,247,664	834,882	595,342	(3) 1.344	Investment	Israel	03.31.15	N/A	N/A	N/A	49.00%

Lipstick Management LLC	Common shares 1 vote	N/A	2,452	1,689	Not publicly traded	Management company	United States	03.31.15	N/A	(2) 142	(2) 584	49.00%
	Irrevocable contributions		56	50

Manibil S.A.	Common shares 1 vote	37,747,880	39,832	38,279	Not publicly traded	Real estate	Argentina	03.31.15	77,037	3,170	96,291	49.00%
	Irrevocable contributions		7,350	-
	Goodwill		10	10

New Lipstick LLC	Common shares 1 vote	N/A	(300,724)	(193,590)	Not publicly traded	Real State	United States	03.31.15	N/A	(2) (24,796)	(2) (97,224)	49.82%
	Irrevocable contributions		1,502	16,667

Supertel	Common shares 1 vote	1,261,723	21,180	31,577	1.75	Hotel	United States	03.31.15	47	(2) (6,243)	(2) (14,875)	25.63%

Tarshop S.A.	Common shares 1 vote	48,759,288	15,785	23,530	Not publicly traded	Consumer financing	Argentina	03.31.15	-	-	-	20.00%
	Irrevocable contributions		22,000	-
	Higher value		(4,147)	(4,849)
Total Associates			1,967,766	1,767,165
Total investments in associates and joint ventures			2,162,879	2,083,823

(1) The balances correspond to the financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.
(2) Amounts stated in US dollars (US$).
(3) Market value in NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

38.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 03.31.15	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.14
Assets
Trade and other receivables
US Dollar	6,242	8.82	55,065	5,977	8.03	47,811
Euros	-	9.48	3	2	10.99	26
Swiss francs	75	9.07	683	27	9.05	242
Uruguayan Pesos	963	0.34	329	1,100	0.35	392
Receivables with related parties:
US Dollar	4,839	8.72	42,202	1,993	8.13	16,208
Total trade and other receivables			98,282			64,679
Investments in financial assets
US Dollar	5,378	8.82	47,442	35,240	8.03	283,083
Pounds	787	13.11	10,323	1,021	13.91	14,206
New Israel Shekel	3,029	2.22	6,724	5	2.37	13
Investments with related parties:
US Dollar	1,169	8.72	10,200	-	8.13	-
Total investments in financial assets			74,689			297,302
Derivative financial instruments
New Israel Shekel	99,603	2.22	221,118	4,622	2.37	10,986
Total derivative financial instruments			221,118			10,986
Cash and cash equivalents
US Dollar	17,864	8.82	157,597	15,147	8.03	121,674
Euros	108	9.48	1,020	116	10.99	1,278
Brazilian Reais	9	3.60	32	2	3.55	6
Swiss francs	-	8.72	-	-	9.05	1
Uruguayan Pesos	164	0.34	56	90	0.35	32
New Israel Shekel	4,160	2.22	9,235	116,210	2.37	276,235
Pounds	2	13.11	30	2	13.91	32
Total cash and cash equivalents			167,970			399,258
Total assets as of 03.31.15			562,059
Total assets as of 06.30.14						772,225

Liabilities
Trade and other payables
US Dollar	9,464	8.72	82,548	13,637	8.13	110,908
Uruguayan Pesos	44	0.34	15	1,486	0.38	567
Payables with related parties:
US Dollar	-	8.72	-	1,506	8.13	12,248
Total trade and other payables			82,563			123,723
Borrowings
US Dollar	418,321	8.72	3,648,600	426,670	8.13	3,470,110
Total borrowings			3,648,600			3,470,110
Derivative Financial Instruments
New Israel Shekel	231,389	2.22	513,683	134,980	2.37	320,847
Total derivative financial instruments			513,683			320,847
Provisions
US Dollar	10	8.72	88	200	8.13	1,627
New Israel Shekel	40,288	2.22	89,439	-	2.37	-
Total Provisions			89,527			1,627
Salaries and social security liabilities
Uruguayan Pesos	586	0.34	200	-	0.38	-
Total Salaries and social security liabilities			200			-
Total liabilities as of 03.31.15			4,334,573
Total liabilities as of 06.30.14						3,916,307
(1) Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(2) Exchange rate as of March 31, 2015 and June 30, 2014 according to Banco Nación Argentina records.
(3) The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (See Note 15).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

39.	Group of assets and liabilities held for sale

Assets and liabilities related to the operation of the building located in 183 Madison Av., NY, United States, owned by the subsidiary of the Group, Rigby 183 LLC, and that have form part of the international business segment, have been reported in the balance sheet as of June 30, 2014 as available for sale as per the contract for the sale of the building entered into on May 16, 2014. The transaction was subject to compliance with certain conditions which were complied during September 2014. Once conditions are met, the company should left the amount of US$ 1 million in escrow for nine months, because of possible latent defects. Such amount is included in Restricted Assets.

Pursuant to IFRS 5, assets and liabilities available for sale were valued at the lower of their book value or fair value less selling cost. Since fair value is higher than book value of the pool of assets available for sale including goodwill related to the acquisition, no impairment has been recorded as of June 30, 2014.

The following table shows the main assets and liabilities available for sale:

Assets held for sale

June 30, 2014
Investment properties	1,098,990
Intangible assets – Goodwill	77,086
Restricted assets	163,501
Trade and other receivables	17,990
Derivative financial instruments	299
Total	1,357,866

Liabilities directly associated with assets classified as held for sale

June 30, 2014
Trade and other liabilities	170,245
Deferred income tax liabilities	33,346
Borrowings	603,021
Total	806,612

As indicated in note 4, on September 29, 2014, the sale of the Madison 183 Building was finalized in the amount of US$ 185 million. Proceeds from the sale were Ps. 1,535 million, while associated costs amounted to Ps. 1,238 million, thus making a gain on the transaction of Ps. 296.5 million, included in the line item Gain / (loss) on sale of investment properties in the Statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

40.   Negative working capital

As of the period-end, the Group has recorded negative working capital which is currently under consideration of the Board of Directors and Management.

41.	Subsequent events

Investment in IDBD

After the balance sheet date, on May 6, 2015, Dolphin submitted for approval of the IDBD Board a binding and irrevocable proposal that provides as follows:

     (i) Appointment of Eduardo Sergio Elsztain as single Chairmen of the Board of IDBD;
(ii)
Commitment by Dolphin (directly or through any other vehicle controlled by Eduardo Sergio Elsztain) to an early exercise  of warrants Series 4 issued by IDBD in the amount of NIS 150 million (the “Warrants”); as a result, IDBD may request that they be exercised as from May 20, 2015, provided that before such date, IDBD should receive an irrevocable written commitment by bondholders’ representatives that they won’t call for a Bondholders Meeting until July 20, 2015 (unless they are required to do so by applicable laws) including any of the following items of the agenda:

          (a) appointment of advisors (financial, legal or any other type of advisors);
          (b) appointment of a committee to represent IDBD bondholders;
          (c) commencement of legal actions against IDBD; and
          (d) demand for acceleration and immediate payment of any debt held by IDBD.

(iii)
The Board of Directors of IDBD shall set up a committee, composed by two members of IDBD monitoring committee and two members of IDBD Board appointed by Dolphin, which will be in charge of the following tasks, subject to applicable legislation:

(a)	lead, discuss, negotiate and finalize negotiations with representatives of IDBD bondholders with respect to their requests;
(b)	negotiate with IDBD financial creditors a new set of commitments governing IDBD financial liabilities; and
   (c) develop a business and financial plan for IDBD.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

41.	Subsequent events (Continued)

Investment in IDBD (Continued)

(iv)
Dolphin (directly or through any vehicle controlled by Eduardo Sergio Elsztain) commits to make an additional capital contribution for up to NIS 100 million in IDBD, subject to –but not limited to- the following conditions:

(a)
IDBD should make a public offering of shares, with terms and conditions acceptable to the market and approved by the IDBD Board, in an amount of at least NIS 100 million which should not exceed NIS 125 million, such public offering should be made between October 1, 2015 and November 15, 2015.

(b)
The commitment assumed by Dolphin will automatically expire upon occurrence of any of the following events before the public offering date: (i) if any of IDBD creditors or any of the representatives of IDBD bondholders start legal actions against IDBD, including a claim for acceleration and immediate payment of any debt owed by IDBD; (ii) should a meeting of IDBD bondholders is called to discuss any of the items specified under Section 2 above; (iii) should IDBD receive capital contributions for a total amount of NIS 100 million in any way, whether through a rights offering, the exercise of warrants, a private offering, and whether such capital contributions are made by Dolphin directly or through any vehicle controlled by Eduardo Sergio Elsztain (apart from the capital contributions to  discharge the obligation of NIS 158.5 million  pursuant to the irrevocable proposal made by Dolphin on December 29, 2014), or by any other person or entity, or by the public, and in the event that the aggregate amount of such capital contributions under subsection 5 (d) (iii),  of the submitted proposal is lower than NIS 100 million, Dolphin’s commitment under section 5 (c) above shall be reduced accordingly; or (iv) should an adverse event or change occur in IDBD or its control structure or in any of its material affiliates.

On May 7, the Board of IDBD approved the proposal; nevertheless, the proposal is yet to be approved by the representatives of IBDB’s bondholders.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

41.	Subsequent events (Continued)

Other subsequent events

• On April 24, 2015, our associate Tarshop S.A. issued corporate notes Class XX and XXI for a nominal value of Ps. 149,600. On April 14, 2015, this issuance was authorized by the Issue Activity Department at the National Securities Exchange Commission, for a joint nominal value of Ps. 40,000, or a greater or lower amount as determined by the Company, for a total authorized sum of Ps. 300,000. As of April 24, 2015 Class XX was placed for a total nominal value of Ps. 69,100 and Class XXI for a total nominal value of Ps. 80,500. Class XX will accrue interests at an annual nominal fixed rate of 27.50%. Payment dates of mentioned interests will be: July 24, 2015, October, 24, 2015 and January 24, 2016. The payment date for capital is January 24, 2016. CN Class XXI will accrue interest from the date of issue at a bid nominal fixed rate of 28.50% p.a., until the end of the twelfth month, and at an annual floating nominal rate equal to BADLAR Private rate plus 500 basis points, beginning on the thirteenth month until its maturity date. Net funds resulting from placing both classes XX and XXI were earmarked for paying in working capital in Argentina in accordance with the corporate objective of the Company.

• On May 5, 2015, the Group has signed a bill of sale to transfer to a non-related party 8,470 square meters corresponding to nine offices floors and 72 parking units, of Intercontinental Plaza building. The transaction price was Ps. 376.4 million, which has already been fully paid by the purchaser. The gross income of the transaction amounts to approximately Ps. 315.1 million, which will be reflected in the Group’s financial statements upon execution of the transfer deed and delivery of possession, scheduled for July this year.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements attached of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed  interim consolidated statements of financial position as of March 31, 2015, and the unaudited condensed interim consolidated statement of income and comprehensive income for the nine and three-month periods ended March 31, 2015 and the unaudited condensed interim consolidated statement of changes in shareholders’ equity and unaudited condensed interim consolidated statement of cash flows for the nine-month period ended March 31, 2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of  these unaudited condensed interim consolidated financial statements  in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE)  as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason,  is responsible for the preparation and presentation of the unaudited condensed interim consolidated  financial statements mentioned in first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
at March 31, 2015, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. $ 423,836 which was no callable at that date.

Autonomous City of Buenos Aires, May 8, 2015

PRICE WATERHOUSE & CO. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	C.P.C.E. C.A.B.A. T° 1 F° 30
Eduardo A. Loiácono	José Daniel Abelovich
Public Accountant (UBA)	Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 326 Fº 94	C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2015 and for the nine-month periods ended March 31, 2015 and 2014

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2015 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2015	06.30.2014
ASSETS
Non-current Assets
Investment properties	6	415,584	736,865
Property, plant and equipment	7	2,681	8,164
Trading properties	8	10,704	8,387
Intangible assets	9	57,773	57,893
Investments in subsidiaries, associates and joint ventures	5	2,367,591	3,441,214
Deferred income tax assets	20	-	327,789
Income tax and minimum presumed income tax credit		116,311	102,695
Trade and other receivables	12	2,263,205	400,860
Investments in financial assets	13	104	91
Total Non-current Assets		5,233,953	5,083,958
Current Assets
Trading properties	8	-	2,652
Inventories	10	738	584
Trade and other receivables	12	456,569	105,491
Income tax and minimum presumed income tax ("MPIT") credit		2,243	14,657
Investments in financial assets	13	49,552	54,330
Derivative financial instruments		-	650
Cash and cash equivalents	15	7,838	43,440
Total Current Assets		516,940	221,804
TOTAL ASSETS		5,750,893	5,305,762
SHAREHOLDERS’ EQUITY
Share capital		573,771	573,771
Treasury stock		4,905	4,905
Inflation adjustment of share capital		123,329	123,329
Share premium		793,123	793,123
Cost of treasury stock		(37,906)	(37,906)
Changes in non-controlling interest		(5,343)	(21,808)
Reserve for share-based payments		71,361	53,235
Legal reserve		116,840	116,840
Special reserve		3,825	375,487
Reserve for new developments		-	413,206
Cumulative translation adjustment		275,809	398,931
Retained earnings		(243,919)	(784,869)
TOTAL SHAREHOLDERS’ EQUITY		1,675,795	2,008,244
LIABILITIES
Non-Current Liabilities
Trade and other payables	16	979	4,793
Borrowings	19	2,665,728	2,815,958
Deferred income tax liabilities	20	426,757	-
Provisions	18	879	4,196
Other Liabilities	5	217,929	-
Total Non-Current Liabilities		3,312,272	2,824,947
Current Liabilities
Trade and other payables	16	170,807	147,948
Salaries and social security liabilities	17	7,429	6,735
Borrowings	19	559,478	303,832
Provisions	18	25,112	14,056
Total Current Liabilities		762,826	472,571
TOTAL LIABILITIES		4,075,098	3,297,518
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		5,750,893	5,305,762

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

                                                                                                                                                                                                                                                                                                                                                                                                                                          Eduardo S. Elsztain
                                                                                                                                                                                                                                                                                                                                                                                                                                               President

1

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Income
for the nine and three-month periods beginning on July 1st, 2014 and 2013 and January 1st, 2015 and 2014, respectively and ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

		Nine months		Three months
	Note	03.31.2015	03.31.2014	03.31.2015	03.31.2014
Revenues	22	202,634	219,276	34,710	81,212
Costs	23	(67,741)	(69,148)	(19,633)	(23,209)
Gross profit		134,893	150,128	15,077	58,003
Gain from disposal of investment properties	6	2,612,773	115,362	-	107,881
General and administrative expenses	24	(73,090)	(58,444)	(30,300)	(19,314)
Selling expenses	24	(16,045)	(18,233)	(6,577)	(5,156)
Other operating results, net	26	(15,767)	(5,603)	(10,480)	(918)
Profit / (Loss) from operations		2,642,764	183,210	(32,280)	140,496
Share of profit of subsidiaries, associates, and joint ventures	5	(1,664,576)	447,229	(132,775)	189,449
Profit / (Loss) from operations before financial results and income tax		978,188	630,439	(165,055)	329,945
Finance income	27	163,543	123,177	129,134	64,956
Finance cost	27	(529,760)	(1,127,645)	(183,056)	(600,778)
Other financial results	27	(102,006)	(5,940)	(92,224)	(4,029)
Financial results, net	27	(468,223)	(1,010,408)	(146,146)	(539,851)
Profit / (Loss) before income tax		509,965	(379,969)	(311,201)	(209,906)
Income tax	20	(754,661)	287,939	61,991	139,554
Loss for the period		(244,696)	(92,030)	(249,210)	(70,352)

Loss per share for the period:
Basic		(0.426)	(0.160)	(0.434)	(0.122)
Diluted		(0.426)	(0.160)	(0.434)	(0.122)

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

                                                                                                                                                                                                                                                                                                                                                                                                                                          Eduardo S. Elsztain
                                                                                                                                                                                                                                                                                                                                                                                                                                               President

2

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1st, 2014 and January 1st, 2015 and 2014 and ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Nine months		Three months
	03.31.2015	03.31.2014	03.31.2015	03.31.2014
Loss for the period	(244,696)	(92,030)	(249,210)	(70,352)
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of subsidiaries, associates, and joint ventures	(123,122)	106,129	28,980	54,693
Other comprehensive income for the period (i)	(123,122)	106,129	28,980	54,693
Total comprehensive income for the period	(367,818)	14,099	(220,230)	(15,659)

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

                                                                                                                                                                                                                                                                                                                                                                                                                                          Eduardo S. Elsztain
                                                                                                                                                                                                                                                                                                                                                                                                                                               President

3

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock (2)	Share premium	Cost of treasury stock	Changes in non-controlling interest	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new developments	Retained earnings	Total Shareholders’ equity
Balance at June 30, 2014	573,771	4,905	123,329	793,123	(37,906)	(21,808)	398,931	53,235	116,840	375,487	413,206	(784,869)	2,008,244
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(244,696)	(244,696)
Other comprehensive income for the period	-	-	-	-	-	-	(123,122)	-	-	-	-	-	(123,122)
Total comprehensive income for the period	-	-	-	-	-	-	(123,122)	-	-	-	-	(244,696)	(367,818)
Reserve for share-based compensation	-	-	-	-	-	-	-	18,126	-	-	-	-	18,126
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	778	778
Appropriation of retained earnings approved by Shareholders’ meeting held 11.14.14	-	-	-	-	-	-	-	-	-	(371,662)	(413,206)	784,868	-
Acquisition of non-controlling interest	-	-	-	-	-	16,465	-	-	-	-	-	-	16,465
Balance at March 31, 2015	573,771	4,905	123,329	793,123	(37,906)	(5,343)	275,809	71,361	116,840	3,825	-	(243,919)	1,675,795

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(1) Related to CNV General Resolution No. 609/12. See Note 21.
(2) Includes Ps. 1,045 of inflation adjustment of Treasury Stock. See Note 21

                                                                                                                                                                                                                                                                                                                                                                                                                                          Eduardo S. Elsztain
                                                                                                                                                                                                                                                                                                                                                                                                                                               President

4

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock (2)	Share premium	Cost of treasury stock	Acquisition of additional interest in subsidiaries	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new developments	Cumulative translation adjustment	Retained earnings	Total Shareholders’ equity
Balance at June 30, 2013	578,676	-	123,329	793,123	-	(20,782)	8,258	85,140	395,249	492,441	50,776	239,328	2,745,538
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(92,030)	(92,030)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	106,129	-	106,129
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	106,129	(92,030)	14,099
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	31,700	(19,762)	(22,610)	-	10,672	-
Distribution of dividends approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	-	-	-	-	(250,000)	(250,000)
Reserve for share-based compensation	-	-	-	-	-	-	12,117	-	-	-	-	-	12,117
Purchase of Treasury stock	(4,488)	4,488	-	-	(32,998)	-	-	-	-	-	-	-	(32,998)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	750	750
Balance at March 31, 2014	574,188	4,488	123,329	793,123	(32,998)	(20,782)	20,375	116,840	375,487	469,831	156,905	(91,280)	2,489,506

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(1)	Related to CNV General Resolution No. 609/12. See Note 21.
(2)	Includes Ps. 957 of inflation adjustment of Treasury Stock. See Note 21.

                                                                                                                                                                                                                                                                                                                                                                                                                                          Eduardo S. Elsztain
                                                                                                                                                                                                                                                                                                                                                                                                                                               President

5

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Note	03.31.2015	03.31.2014
Operating activities:
Cash generated from the operations	15	113,603	84,664
Income tax and minimum presumed income tax paid		(1,484)	(20,847)
Net cash generated by operating activities		112,119	63,817
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	5	(514,388)	(36,917)
Additions of investment properties	6	(169,100)	(2,964)
Proceeds from transfers of assets to IRSA Propiedades Comerciales	3	37,922	-
Proceeds from sale of investment properties	6	560,472	254,650
Proceeds from sale of joint ventures		-	15,536
Additions of property, plant and equipment	7	(955)	(555)
Additions of intangible assets	9	(28)	-
Additions of investments in financial assets		(1,069,728)	(147,274)
Proceeds from sale of investments in financial assets		1,013,848	159,443
Interest received from subsidiaries, associates and joint ventures		-	1,986
Loans granted to subsidiaries, associates and joint ventures		(2,178)	(150,608)
Proceeds from loans granted to subsidiaries, associates and joint ventures		-	7,267
Share-holding increase in subsidiaries, associates and joint ventures		(5,639)	-
Dividends received		134,860	162,498
Net cash generated by investing activities		(14,914)	263,062
Financing activities:
Bank overdrafts, net		198,350	(63,010)
Proceeds from borrowings		110,000	25,000
Payment of non-convertible notes		-	(214,593)
Payments of borrowings		(110,000)	-
Reissuance of non-convertible notes		36,447	-
Dividends paid	21	(48,179)	(89,827)
Interest paid		(330,741)	(230,197)
Repurchase of treasury stock		-	(32,998)
Payment of liquidation from derivative financial instruments		(735)	(903)
Payment of borrowings from subsidiaries, associates and joint ventures		(2,940)	-
Proceeds from borrowings from subsidiaries, associates and joint ventures		15,017	35,663
Issuance of non-convertible notes		-	218,262
Net cash used in financing activities		(132,781)	(352,603)
Net decrease in cash and cash equivalents		(35,576)	(25,724)
Cash and cash equivalents at the beginning of the year	15	43,440	62,788
Foreign exchange (loss) / gain on cash and cash equivalents		(26)	8,184
Cash and cash equivalents at end of period		7,838	45,248

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

                                                                                                                                                                                                                                                                                                                                                                                                                                          Eduardo S. Elsztain
                                                                                                                                                                                                                                                                                                                                                                                                                                               President

6

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

1.	General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the “Company”) was founded in 1943, primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st Floor, Autonomous City of Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping centers and branded hotels across Argentina, and also office properties in the United States of America and Israel.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 8, 2015.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

The Unaudited Condensed Interim Financial Statements have been prepared in accordance with the Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Science (“FACPCE”, as per its Spanish acronym) and with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements according to IFRS.

These Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2014 prepared in accordance with the Technical Resolution No. 26. These Unaudited Condensed Interim Separate Financial Statements are presented in Argentine Pesos.

These Unaudited Condensed Interim Separate Financial Statements corresponding to the nine and three-month periods ended March 31, 2015 and 2014 have not been audited. The Company’s Management believes they include all necessary adjustments to fairly present the results of each period. The Company’s nine and three-month periods ended March 31, 2015 and 2014 results do not necessarily reflect the proportion of the Company’s full-year results.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.    Significant accounting policies

The principal accounting policies adopted for the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2014, and are based on those IFRS in force as of June 30, 2014 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). In addition, the most significant accounting policies are described in the Annual Separate Financial Statements.

2.3.    Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2014, save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

2.4.	Comparative Information

Balance items as of March 31, 2014 and June 30, 2014 shown in these financial statements for comparative purposes arise from financial statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this period.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

3.    Acquisitions and disposals

On December 22, 2014, the Company executed several deeds with IRSA Propiedades Comerciales S.A. (“IRSA Propiedades Comerciales”, as formerly company due to a change of corporate name of Alto Palermo S.A. (APSA)) whereby it conveyed title to properties identified as Bouchard 710, Suipacha 652, Torre BankBoston, República building, Intercontinental Plaza building and the land next to Intercontinental Plaza, for a total agreed price of US$ 308 million, US$ 61.5 million of which were paid as follows: i) US$ 10.5 million in cash, ii) US$ 1.0 million in corporate notes Class I maturing in 2017 issued by IRSA, for a nominal value of 1,000,000, iii) US$ 14.7 million by netting off a receivable owed by IRSA Propiedades Comerciales to IRSA, iv) US$ 4.1 million in corporate notes Class II maturing in 2020, issued by IRSA for a nominal value of 3,482,000, v) US$ 10.0 in corporate notes Class I maturing in 2017 issued by APSA  for a nominal value of 10,000,000, vi) US$ 21.3 million  through an assignment of receivables due to IRSA Propiedades Comerciales by TYRUS; and the balance of US$ 246.4 million – that shall accrue interest at a nominal rate of 8.5% per annum shall be payable semiannually, starting on January 12, 2015; it shall be paid up according to the following schedule: i) US$ 150 million on January 23, 2017 and ii) US$ 96.4 million due on July 6, 2020, plus accrued interest as of those dates. Related expenses amounted to Ps. 51.9 million and are disclosed net of the gain/loss on the sale of investment properties.

See other acquisitions and disposals made by the Company for the nine-month period ended March 31, 2015 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.     Financial risk management and fair value estimates

4.1	Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual separate financial statements as of June 30, 2014. There have been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

4.2	Fair value estimates

Since June 30, 2014 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost) (see Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements) nor any transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

5.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for investments in subsidiaries, associates and joint ventures for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014:

Subsidiaries, Associates and Joint ventures

	March 31, 2015	June 30, 2014
Beginning of the period /year	3,441,214	3,570,642
Capital contribution	1,051,008	201,276
Share of loss	(1,664,576)	(260,724)
Translation adjustment	(123,122)	348,155
Cash dividends (i)	(454,670)	(413,615)
Reimbursement of expired dividends	778	1,618
Capital reduction (ii)	(123,075)	-
Acquisition of non-controlling interest	22,105	182
Reserve for share-based payments	-	(6,320)
End of the period /year	(iii) 2,149,662	3,441,214

(i)    During the period ended March 31, 2015, IRSA Propiedades Comerciales, Cyrsa S.A., BHSA, Inversora Bolivar S.A. and E-commerce Latina S.A., distributed dividends for an amount of Ps. 418.4 million, Ps. 31.0 million, Ps. 2.2 million, Ps. 1.7 million, and Ps. 1.4 million, respectively. During the year ended June 30, 2014, BHSA, Palermo Invest S.A., Inversora Bolivar S.A., IRSA Propiedades Comerciales, E Commerce Latina S.A. and Manibil S.A., distributed dividends for an amount of Ps. 1.5 million, Ps. 6.3 million, Ps. 389.5 million, Ps. 7.7 million and Ps. 0.8 million, respectively.

(ii)    During the period ended March 31, 2015, Cyrsa S.A. and Nuevas Fronteras S.A. made a capital reduction to the Company in the amount of Ps. 110.9 and Ps. 12.2, respectively.

(iii)   As of March 31, 2015 includes (Ps. 217,929) corresponding to equity interest in IRSA Propiedades Comerciales S.A., included in Other liabilities non-current. Even though the Company has positive financial position and income (see note 32), under applicable accounting standards, the Company has recorded an adjustment to consolidated income items included in the asset balance of the subsidiary (transferred to this as part of the transaction indicated in Note 3), resulting in a negative accounting exposure. This effect will be reverting in future fiscal years by way of an amortization over the residual useful life of the real property transferred and/or by total or partial disposition of those assets.

10

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.    Investment properties

Changes in Company’s investment properties for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Office buildings and other rental properties portfolio	Undeveloped parcel of lands	Total
At July 1st, 2013:
Costs	849,280	117,556	966,836
Accumulated depreciation	(162,048)	-	(162,048)
Residual value	687,232	117,556	804,788
Year ended June 30, 2014:
Additions	3,216	343	3,559
Disposals	(46,977)	-	(46,977)
Transfers	251	1,550	1,801
Depreciation charge (i)	(26,306)	-	(26,306)
Residual value at year end	617,416	119,449	736,865
At June 30, 2014:
Costs	802,835	119,449	922,284
Accumulated depreciation	(185,419)	-	(185,419)
Residual value	617,416	119,449	736,865
Period ended March 31, 2015:
Additions	217,296	-	217,296
Disposals	(524,712)	(1,564)	(526,276)
Depreciation charge (i)	(12,301)	-	(12,301)
Residual value at period end	297,699	117,885	415,584
At March 31, 2015:
Costs	448,967	117,885	566,852
Accumulated depreciation	(151,268)	-	(151,268)
Residual value	297,699	117,885	415,584

(i) Depreciation charges of investment properties were included in “Costs” in the Statement of Income (Note 24).

The following amounts have been recognized in the statement of income:

	March 31, 2015	March 31, 2014
Rental and service income	199,941	212,403
Direct operating expenses	(63,884)	(65,960)
Development expenses	(2,281)	(564)
Gain from disposal of investment properties	2,612,773	115,362

11

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.    Investment properties (Continued)

The following is a detailed summary of the investment properties of the Company by type as of March 31, 2015 and June 30, 2014.

Name	Net book amount
	March 31, 2015	June 30, 2014
Office building and other rental properties portfolio:
Bouchard 551	7,762	60,893
Bouchard 710	-	61,354
Dique IV	52,653	55,100
Intercontinental Plaza	-	60,332
Libertador 498	3,997	3,257
Madero 1020	119	134
Maipú 1300	17,579	23,990
Rivadavia 2768	305	364
Suipacha 652	-	8,432
Torre BankBoston	-	142,085
República building	-	200,749
La Adela	214,591	-
Constitución 1111	693	726
Total Office and Other rental properties portfolio	297,699	617,416
Undeveloped parcels of lands:
Catalinas Norte	109,496	109,496
Pilar	1,550	1,550
Others	6,839	8,403
Total of undeveloped land	117,885	119,449
Total	415,584	736,865

12

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.     Property, plant and equipment

Changes in Company’s property, plant and equipment for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1st, 2013:
Costs	19,256	3,110	11,709	221	34,296
Accumulated depreciation	(12,013)	(2,668)	(10,713)	(221)	(25,615)
Residual value	7,243	442	996	-	8,681
Year ended June 30, 2014:
Additions	108	14	545	-	667
Depreciation charge (i)	(598)	(63)	(523)	-	(1,184)
Residual value at year end	6,753	393	1,018	-	8,164
At June 30, 2014:
Costs	19,364	3,124	12,254	221	34,963
Accumulated depreciation	(12,611)	(2,731)	(11,236)	(221)	(26,799)
Residual value	6,753	393	1,018	-	8,164
Period ended March 31, 2015:
Additions	141	66	748	-	955
Disposals	(5,602)	(10)	(349)	-	(5,961)
Depreciation charge (i)	(11)	(51)	(415)	-	(477)
Residual value at period end	1,281	398	1,002	-	2,681
At March 31, 2015:
Costs	13,903	3,180	12,653	221	29,957
Accumulated depreciation	(12,622)	(2,782)	(11,651)	(221)	(27,276)
Residual value	1,281	398	1,002	-	2,681

(i) Depreciation charges of property, plant and equipment were included in “Cost” and “General and administrative expenses” in the statement of income (Note 24).

13

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.     Trading properties

Changes in the Company’s trading properties for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Completed properties	Properties under development	Under developed sites	Total
At July 1st, 2013	4,708	8,200	1,550	14,458
Disposals (i)	(1,618)	-	-	(1,618)
Transfers	(251)	-	(1,550)	(1,801)
At June 30, 2014	2,839	8,200	-	11,039
Disposals (i)	(335)	-	-	(335)
At March 31, 2015	2,504	8,200	-	10,704
(i)	Corresponds to the carrying amount of properties transferred included in "Cost" in the statement of income (Note 24).

The following is a detailed summary of the properties for sale of the Company by type as of March 31, 2015 and June 30, 2014:

	Book Values
Description	March 31, 2015	June 30, 2014
Properties under development:
Pereiraola	8,200	8,200
Total properties under development	8,200	8,200
Completed properties:
Abril	2,357	2,357
El Encuentro	-	79
San Martín de Tours	124	124
Caballito Nuevo	23	279
Total completed properties	2,504	2,839
Total	10,704	11,039

14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.    Intangible assets

Changes in Company’s intangible assets for the nine-month period ended March 31, 2015 and for the year ended June 30, 2014 were as follows:

	Goodwill	Computer softwares	Units to be received from barters (ii)	Total
At July 1st, 2013:
Costs	5,481	1,825	52,205	59,511
Accumulated depreciation	-	(1,368)	-	(1,368)
Residual value	5,481	457	52,205	58,143
Year ended June 30, 2014:
Additions	-	17	-	17
Disposals	-	(46)	-	(46)
Amortization charges (i)	-	(221)	-	(221)
Residual value at year end	5,481	207	52,205	57,893
At June 30, 2014:
Costs	5,481	1,775	52,205	59,461
Accumulated depreciation	-	(1,568)	-	(1,568)
Residual value	5,481	207	52,205	57,893
Period ended March 31, 2015:
Additions	-	28	-	28
Amortization charges (i)	-	(148)	-	(148)
Residual value at period end	5,481	87	52,205	57,773
At March 31, 2015:
Costs	5,481	1,803	52,205	59,489
Accumulated depreciation	-	(1,716)	-	(1,716)
Residual value	5,481	87	52,205	57,773

(i) Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 24).
(ii) As of March 31, 2015 and June 30, 2014 receivables in kind representing the right to receive residential apartments in the future by way of barter agreements, are included in properties under development for an amount of Ps. 52.2 million (see Note 38 to the annual consolidated financial statements as of June 30, 2014).

10.   Inventories

Company’s inventories as of March 31, 2015 and June 30, 2014 are as follows:

	March 31, 2015	June 30, 2014
Current
Materials and other inventories (i)	738	584
Total inventories	738	584
(i)	The cost of inventories is recorded in “Costs” in the statement of income (Note 24).

15

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.   Financial instruments by category

Determination of fair values

See determination of fair value in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables presents the financial assets and financial liabilities of the Company that are measured at fair value as of March 31, 2015 and June 30, 2014 and their allocation to the fair value hierarchy:

	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	104	-	-	104
- Mutual funds	4,650	-	-	4,650
- Non-Convertible Notes (Note 29)	35,481	-	-	35,481
- Governments Bonds	9,421	-	-	9,421
Cash and cash equivalents:
- Mutual funds	109	-	-	109
Total assets	49,765	-	-	49,765

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	91	-	-	91
- Mutual funds	51,282	-	-	51,282
- Governments Bonds	3,048	-	-	3,048
Derivative financial instruments:
- Interest rate swaps	-	650	-	650
Cash and cash equivalents:
- Mutual funds	100	-	-	100
Total assets	54,521	650	-	55,171

The derivative financial instruments are classified as Level 2 since their fair value is calculated under the discounted cash flow method. The main parameter used in that model is interest rate futures (see Note 14).

16

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Interest rate swaps	Cash flows	Theoretical price	Interest rate forward contract and cash flow.

As of March 31, 2015 and June 30, 2014 the Company does not have liabilities measured at fair value.

12.	Trade and other receivables

Company’s trade and other receivables, as of March 31, 2015 and June 30, 2014 are as follows:

	March 31, 2015	June 30, 2014
Non-current
Sale, leases and services receivable	599	788
Non-current trade receivables	599	788
VAT receivables	171	-
Trade accounts receivables of joint venture	3,489	3,213
Others	343	210
Non-current other receivables	4,003	3,423
Related parties (Note 29)	2,258,603	396,649
Total non-current trade and other receivables	2,263,205	400,860
Current
Sale, leases and services receivable	18,364	15,484
Checks to be deposited	89	129
Overdue debtors and debtors under legal proceedings	7,141	6,672
Less: Allowance for trade accounts receivables	(8,761)	(8,114)
Trade accounts receivables	16,833	14,171
Gross sales tax credit	2,063	5,818
Other tax receivables	5,450	1,440
Prepaid expenses	2,526	5,089
Expenses and services to recover	7,358	5,084
Advance payments	3,165	3,670
Others	1,620	1,422
Current other receivables	22,182	22,523
Related parties (Note 29)	417,554	68,797
Current trade and other receivables	456,569	105,491
Total trade and other receivables	2,719,774	506,351

17

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables (Continued)

Movements on the Company’s allowance for trade and other receivables are as follows:

	March 31, 2015	June 30, 2014
Beginning of the period / year	8,114	5,382
Charges for the period / year	1,224	7,252
Unused amounts reversed	(577)	(2,009)
Used during the period / year	-	(2,511)
End of the period / year	8,761	8,114

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 24). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

13.    Investments in financial assets

Company’s investments in financial assets as of March 31, 2015 and June 30, 2014 are as follows:

	March 31, 2015	June 30, 2014
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	104	91
Total Non-current investments in financial assets	104	91
Current
Financial assets at fair value
Mutual funds	4,650	51,282
Non-Convertible Notes (Note 29)	35,481	-
Government bonds	9,421	3,048
Total current investments in financial assets	49,552	54,330
Total investments in financial assets	49,656	54,421

18

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Derivative financial instruments

Company’s derivative financial instruments as of March 31, 2015 and June 30, 2014 are as follows:

	March 31, 2015	June 30, 2014
Assets
Current
Interest rate swaps (i)	-	650
Total assets	-	650

(i) During the year ended June 30, 2014, the Company entered into interest rate swaps with diverse financial institutions. The total amount of underlying assets for these agreements amounted to Ps. 180 million and due in September, October and December 2014.

15.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of March 31, 2015 and June 30, 2014:

	March 31, 2015	June 30, 2014
Cash at bank and on hand	7,729	43,340
Mutual funds	109	100
Total cash and cash equivalents	7,838	43,440

19

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Company’s operations for the nine-month periods ended March 31, 2015 and 2014:

	Note	March 31, 2015	March 31, 2014
Loss for the period		(244,696)	(92,030)
Adjustments for:
Income tax	20	754,661	(287,939)
Depreciation and amortization	24	12,926	21,059
Gain from disposal of investment properties	6	(2,612,773)	(115,362)
Gain from disposal of trading properties		(2,358)	-
Retirement of obsolete property, plant and equipment	7	8	-
Loss from repurchase of Non-Convertible Notes		3,588	-
Share-based payments	25, 28	7,124	2,706
Changes in fair value of investments in financial assets	27	97,033	9,517
Gain from derivative financial instruments		1,385	(3,577)
Interest expense, net		234,197	223,501
Provisions and allowances		14,282	24,923
Share of (profit) from of subsidiaries, associates and joint ventures		1,664,576	(447,229)
Unrealized foreign exchange loss, net		125,884	816,095
Increase in inventories		(154)	(119)
Decrease in trading properties		1,587	1,302
Increase in trade and other receivables		(638)	(40,447)
Increase / (Decrease) in trade and other payables		62,681	(23,678)
Decrease in salaries and social security liabilities		(3,963)	(2,454)
Decrease in provisions		(1,747)	(1,604)
Net cash generated by operating activities		113,603	84,664

Additional information		03.31.2015	03.31.2014
Changes in non-controlling interest		16,465	-
Reimbursement of expired dividends	5	778	750
Reserve for share-based compensation	5	18,126	9,411
Cumulative translation adjustment		123,122	106,129
Increase in investments in financial assets through an increase in borrowings		7,258	-
Decrease in investments in financial assets through an increase in trade and other receivables		3,383	-
Decrease in investment in subsidiaries, associates and joint ventures through a decrease in borrowings from subsidiaries, associates and joint ventures		157,212	21,696
Increase in investment properties through a decrease in financial assets		48,196	-
Decrease in dividends payable through an increase in borrowings obtained		-	160,173
Increase in borrowings granted to subsidiaries, associates an joint ventures through an increase in borrowings obtained from subsidiaries, associates and joint ventures		-	15,599
Decrease in investments in financial assets through a decrease in borrowings obtained from subsidiaries, associates and joint ventures		7,404	-
Increase in borrowings granted to subsidiaries, associates and joint ventures through a decrease in investment in financial assets		3,237	36,091
Decrease in trade and other receivables through an increase in investments in financial assets		6,995	-
Decrease in investment in subsidiaries, associates and joint ventures through an increase in trade and other receivables		285,672	-
Increase in investment in subsidiaries, associates and joint ventures through a decrease in borrowings granted to subsidiaries, associates and joint ventures.		536,617	61,794

20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Cash flow information (Continued)

Sale of properties to IRSA Propiedades Comerciales	03.31.2015	03.31.2014
Gain from disposal to IRSA Propiedades Comerciales	2,163,712	-
Property, plant and equipment	418	-
Investment properties	472,451	-
Value of disposal assets	472,869	-
Gain from disposal to IRSA Propiedades Comerciales	2,636,581	-
Trade and other receivables	(2,291,841)	-
Investment in financial assets investment in financial assets	(85,512)	-
Borrowings	(169,349)	-
Total consideration paid not affecting funds	(2,546,702)	-
Cash	89,879	-
Expenses	(51,957)	-
Net cash	37,922	-

16.    Trade and other liabilities

Company’s trade and other payables as of March 31, 2015 and June 30, 2014 are as follows:

	March 31, 2015	June 30, 2014
Non-current
Sales rent and services payments received in advance	11	227
Tenant deposits	239	4,544
Total Non-current trade payables	250	4,771
Tax on shareholders’ personal assets	592	-
Others	113	-
Non-current Other payables	705	-
Related parties (Note 29)	24	22
Total Non-current trade and other payables	979	4,793

Current
Trade payables	7,587	5,151
Accrued invoices to be received	4,630	9,159
Sales rent and services payments received in advance	6,425	35,925
Tenant deposits	1,219	8,128
Total current trade payables	19,861	58,363
VAT payables	-	3,619
Dividends payable to non-controlling shareholders	9,230	19,655
Tax on shareholders’ personal assets	2,800	2,874
Others	1,379	2,098
Total Current other payables	13,409	28,246
Related parties (Note 29)	137,537	61,339
Total Current trade and other payables	170,807	147,948
Total trade and other payables	171,786	152,741

21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.    Payroll and social security liabilities

Company’s Salaries and social security liabilities as of March 31, 2015 and June 30, 2014 are as follows:

	March 31, 2015	June 30, 2014
Current
Provision for vacation and bonuses	4,148	3,842
Social security payable	761	768
Other employee expenses and benefits	2,520	2,125
Total salaries and social security liabilities	7,429	6,735

18.    Provisions

The table below shows the movements in Company's provisions:

Labor, legal and other claims
At June 30, 2014	18,252
Additions	12,852
Decreases	(3,366)
Used during the period	(1,747)
At March 31, 2015	25,991

The breakdown of total current and non-current provisions is as follows:

	March 31, 2015	June 30, 2014
Non-current	879	4,196
Current	25,112	14,056
	25,991	18,252

22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.   Borrowings

Company’s borrowings as of March 31, 2015 and June 30, 2014 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed Rate/ floating	Effective interest rate %	Nominal value of share capital	March 31, 2015	June 30, 2014
Non-current
IRSA NCN due 2017 (Note 29)	Unsecured	US$	Fixed	8.50%	149,306	1,316,364	1,218,492
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	150,000	1,304,228	1,196,902
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	10,790	10,757	10,734
IRSA NCN due 2015	Unsecured	Ps.	Floating	Badlar + 395 ps	-	-	209,297
Related parties (Note 29)	Unsecured	Ps.	Floating	Badlar	33,311	34,367	180,412
Finance lease obligations	Secured	US$	Fixed	7% to 12.8%	22	12	121
Total non-current borrowings						2,665,728	2,815,958
Current
IRSA NCN due 2017 (Note 29)	Unsecured	US$	Fixed	8.50%	149,306	17,163	41,756
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	150,000	28,886	61,649
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	10,790	211	255
IRSA NCN due 2015	Unsecured	Ps.	Floating	Badlar + 395 ps	209,398	213,584	4,325
Bank overdrafts	Unsecured	Ps.	Floating	-	-	203,183	6,133
Finance lease obligations	Secured	US$	Fixed	7% to 12.8%	22	182	235
Related parties (Note 29)	Unsecured	US$	Fixed	3.60%	-	-	117,384
Related parties (Note 29)	Unsecured	US$	Floating	Libor 3 m 200 ps	70,683	72,136	66,140
Related parties (Note 29)	Unsecured	Ps.	Floating	Badlar	37,150	24,133	5,955
Total Current borrowings						559,478	303,832
Total borrowings						3,225,206	3,119,790

NCN: Non-convertible Notes

23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.    Current and deferred income tax

The details of the provision for the Company’s income tax are as follows:

	March 31, 2015	March 31, 2014
Current income tax	185,403	-
Deferred income tax	569,143	(287,939)
Minimum Presumed Income tax (MPIT)	115	-
Income tax	754,661	(287,939)

The gross movement on the deferred income tax account is as follows:

	March 31, 2015	June 30, 2014
Beginning of the period / year	327,789	47,144
Use of tax loss carryforwards	(185,403)	-
Income tax	(569,143)	280,645
End of period / year	(426,757)	327,789

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to Profit Before Income Tax for the nine-month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Net income at tax rate	178,487	(132,989)
Permanent differences:
Share of profit / (loss) from of subsidiaries, associates and joint ventures	582,602	(156,530)
Non- deductible items	562	1,401
Others	(6,990)	179
Income tax	754,661	(287,939)

24

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.   Shareholders’ Equity

See description of the different items of the Company's equity in Note 26 to the Unaudited Condensed Interim Consolidated Financial Statements.

22.    Revenues

	March 31, 2015	March 31, 2014
Rental and scheduled rent increases	145,979	166,785
Expenses	48,608	42,010
Property management fee	4,165	3,245
Others	1,189	363
Rental and service income	199,941	212,403
Income from sale of trading properties	2,693	6,873
Total other revenues	2,693	6,873
Total revenues	202,634	219,276

23.	Costs

	March 31, 2015	March 31, 2014
Leases and services costs	63,884	65,960
Cost of sales and development	3,857	3,188
Total cost of property operations	67,741	69,148
Total costs	67,741	69,148

24.	Expenses by nature

The Company disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

25

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.    Expenses by nature (Continued)

For the period ended March 31, 2015:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	10,636	551	39,038	7,703	57,928
Maintenance, security, cleaning, repairs and others	27,999	989	2,630	398	32,016
Taxes, rates and contributions	10,690	1,405	100	4,477	16,672
Director’s fees	-	-	13,670	-	13,670
Amortization and Depreciation	12,397	-	459	70	12,926
Fees and payments for services	90	108	7,982	1,118	9,298
Other expenses	734	95	7,568	209	8,606
Leases and service charges	1,338	374	1,643	50	3,405
Advertising and others selling expenses	-	-	-	1,373	1,373
Allowances for trade and other receivables	-	-	-	647	647
Cost of sale of trading properties	-	335	-	-	335
Total expenses by nature	63,884	3,857	73,090	16,045	156,876

26

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.    Expenses by nature (Continued)

For the period ended March 31, 2014:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	9,933	106	25,375	6,215	41,629
Maintenance, security, cleaning, repairs and others	25,092	147	1,987	152	27,378
Taxes, rates and contributions	6,508	1,231	95	5,436	13,270
Director´s fees	-	-	18,599	-	18,599
Amortization and Depreciation	20,279	3	693	84	21,059
Fees and payments for services	758	32	7,644	686	9,120
Other expenses	795	33	3,465	268	4,561
Leases and service charges	2,595	334	586	53	3,568
Advertising and others selling expenses	-	-	-	1,836	1,836
Allowances for trade and other receivables	-	-	-	3,503	3,503
Cost of sale of trading properties	-	1,302	-	-	1,302
Total expenses by nature	65,960	3,188	58,444	18,233	145,825

27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Employee costs

	March 31, 2015	March 31, 2014
Salaries, bonuses and social security costs	46,587	35,239
Share-based payments	7,124	2,706
Pension costs - defined contribution plan	530	620
Other expenses and benefits	3,687	3,064
Total employee costs	57,928	41,629

26.	Other operating results, net

	March 31, 2015	March 31, 2014
Personal assets tax	(1,660)	(2,827)
Donations	(2,190)	(512)
Lawsuits and other contingencies (1)	(9,641)	(3,277)
Others	(2,276)	1,013
Total other operating results, net	(15,767)	(5,603)
(1)	Includes judicial costs and expenses

27.    Financial results, net

	March 31, 2015	March 31, 2014
Finance income:
- Interest income	60,553	21,053
- Foreign exchange gains	102,990	102,124
Total finance income	163,543	123,177

Finance costs:
- Interest expense	(294,750)	(244,554)
- Foreign exchange losses	(219,599)	(871,896)
- Other finance costs	(15,411)	(11,195)
Total finance costs	(529,760)	(1,127,645)
Other financial results:
- Fair value loss in financial assets	(97,033)	(9,517)
- (Loss) / gain on derivative financial instruments	(1,385)	3,577
- Loss on repurchase of NCN	(3,588)	-
Total other financial results	(102,006)	(5,940)
Total financial results, net	(468,223)	(1,010,408)

28.    Share-based payments

For more details on share-based payments, see Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

28

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.    Related party transactions

The following is a summary of the balances with related parties as of March 31, 2015:

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent Company
CRESUD S.A.C.I.F. y A.	Sale of good and/or services	-	216	-	-	-	-	-
	Management fees	-	-	-	-	(12)	-	-
	Leases and/or rights of use	-	569	-	-	-	-	-
	Corporate services	-	-	-	-	(13,833)	-	-
	Non-Convertible Notes	-	-	-	-	-	(37,935)	(848)
	Reimbursement of expenses	-	-	-	-	(3,507)	-	-
	Long-term incentive program	-	-	-	-	(6,491)	-	-
Total Parent company		-	785	-	-	(23,843)	(37,935)	(848)
Subsidiaries
E Commerce Latina S.A.	Management fees	-	1	-	-	-	-	-
	Reimbursement of expenses	-	-	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(7,616)
IRSA Propiedades Comerciales S.A.	Reimbursement of expenses	-	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	-	(26,187)	-	-
	Proceed from leases	-	-	-	-	(84,532)	-	-
	Non-Convertible Notes	-	-	35,481	-	-	-	-
	Long-term incentive program	-	45,354	-	-	-	-	-
	Dividends payable	-	285,672	-	-	-	-	-
	Sale of property	2,173,741	40,033	-	-	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	6,264	-	-	-	-	-
	Borrowings	7	-	-	-	-	-	-
Palermo Invest S.A.	Borrowings	3,477	-	-	-	-	-	-
Ritelco S.A.	Borrowings	-	-	-	-	-	-	(77,279)
	Non-Convertible Notes	-	-	-	-	-	(33,415)	(724)

29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.     Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries
Inversora Bolivar S.A.	Reimbursement of expenses	-	8	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(8,207)
Hoteles Argentinos S.A.	Hotel services	-	104	-	-	(1,770)	-	-
Tyrus S.A.	Borrowings	36	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	-	(980)	-	-
Llao Llao Resorts S.A.	Hotel services	-	3,417	-	-	-	-	-
	Guarantee deposits	-	-	-	(16)	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	10	-	-	-	-	-
	Management fees	-	763	-	-	-	-	-
	Borrowings	-	-	-	-	-	(20,576)	(3,167)
Efanur S.A.	Borrowings	81,342	-	-	-	-	-	-
Total Subsidiaries		2,258,603	381,626	35,481	(16)	(113,469)	(53,991)	(96,993)
Subsidiaries CRESUD
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	-	(29)	-	-
Total Subsidiaries CRESUD		-	-	-	-	(29)	-	-

30

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.    Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	3	-	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	-	-	-	-	-
	Long-term incentive program	-	334	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	-	(12,730)	(285)
Fibesa S.A.	Reimbursement of expenses	-	-	-	-	(2)	-	-
	Long-term incentive program	-	11,004	-	-	-	-	-
	Leases and/or rights of use	-	38	-	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	356	-	-	-	-	-
	Long-term incentive program	-	1,094	-	-	-	-	-
	Non-Convertible Notes	-	-	-	-	-	(49,244)	(1,101)
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	-	-	(4)	-	-
Total Subsidiaries IRSA Propiedades Comerciales		-	12,829	-	-	(6)	(61,974)	(1,386)
Subsidiaries TYRUS
Irsa International LLC	Reimbursement of expenses	-	455	-	-	-	-	-
Real Estate Investment Group LP	Reimbursement of expenses	-	6	-	-	-	-	-
Real Estate Investment Group V LP	Reimbursement of expenses	-	20	-	-	-	-	-
Real Estate Strategies LP	Reimbursement of expenses	-	2,313	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	2,125	-	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	1,489	-	-	-	-	-
Total Subsidiaries TYRUS		-	6,408	-	-	-	-	-
Associates
Banco de Crédito y Securitización S.A.	Leases and/or rights of use	-	44	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	122	-	-	-	-	-
Total Associates		-	166	-	-	-	-	-

31

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Investments in financial assets current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Associates IRSA Propiedades Comerciales
Tarshop S.A.	Leases and/or rights of use	-	-	-	-	(33)	-	-
Total Associates IRSA Propiedades Comerciales		-	-	-	-	(33)	-	-
Joint Ventures
Cyrsa S.A.	Reimbursement of expenses	-	16	-	-	-	-	-
	Credit due to capital reduction	-	8,841	-	-	-	-	-
	Borrowings	-	-	-	-	-	(13,791)	-
Baicom Networks S.A.	Reimbursement of expenses	-	740	-	-	-	-	-
	Borrowings	-	212	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	221	-	-	-	-	-
Total Joint Ventures		-	10,030	-	-	-	(13,791)	-
Joint Ventures IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	-	(5)	-	-
	Long-term incentive program	-	438	-	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	58	-	-	-	-	-
	Customers advances	-	-	-	-	(6)	-	-
Total Joint Ventures IRSA Propiedades Comerciales		-	496	-	-	(11)	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	2,985	-	-	-	-	-
Austral Gold S.A.	Reimbursement of expenses	-	-	-	-	(1)	-	-
Estudio Zang, Bergel & Viñes	Advances	-	4	-	-	-	-	-
	Legal services	-	-	-	-	(145)	-	-
Fundación IRSA	Reimbursement of expenses	-	60	-	-	-	-	-
Total Other related parties			3,049		-	(146)	-	-
Directors and Senior Management		-		-
Directors	Fees	-	-	-	-	-	-	-
	Advances	-	2,165	-	-	-	-	-
	Guarantee deposits	-	-	-	(8)	-	-	-
Total Directors and Senior Management		-	2,165	-	(8)	-	-	-
Total		2,258,603	417,554	35,481	(24)	(137,537)	(167,691)	(99,227)

32

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.     Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent Company
CRESUD S.A.C.I.F. y A.	Sale of good and/or services	-	701	-	-	-	-
	Corporate services	-	-	-	(12,492)	-	-
	Leases and/or rights of use	-	1,598	-	-	-	-
	Dividends payable	-	-	-	(36,462)	-	-
	Non-Convertible Notes	-	-	-	-	(34,972)	(1,787)
	Reimbursement of expenses	-	-	-	(814)	-	-
	Share-based payments	-	-	-	(3,673)	-	-
Total Parent company		-	2,299	-	(53,441)	(34,972)	(1,787)
Subsidiaries
E Commerce Latina S.A.	Reimbursement of expenses	-	25	-	-	-	-
	Management fees	-	4	-	-	-	-
	Borrowings	-	-	-	-	(7,165)	-
IRSA Propiedades Comerciales	Reimbursement of expenses	-	-	-	(3,403)	-	-
	Leases and/or rights of use	-	515	-	-	-	-
	Non-Convertible Notes		-	-	-	(36,452)	(1,732)
	Long-term incentive program	-	35,436	-	-	-	-
	Share-based payments	-	-	-	(160)	-	-
	Borrowings	-	-	-	-	-	(117,384)
Solares de Santa María S.A.	Reimbursement of expenses	-	5,255	-	-	-	-
	Borrowings	6	-	-	-	-	-
Palermo Invest S.A.	Reimbursement of expenses	-	46	-	-	-	-
	Borrowings	-	-	-	-	(1,618)	-
Ritelco S.A.	Borrowings	-	-	-	-	(4,603)	(66,140)

33

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries
Inversora Bolivar S.A.	Reimbursement of expenses	-	54	-	-	-	-
	Borrowings	-	-	-	-	(8,127)	-
Hoteles Argentinos S.A.	Hotel services	-	105	-	(1,632)	-	-
Tyrus S.A.	Reimbursement of expenses	-	2,416	-	-	-	-
	Borrowings	323,361	-	-	-	-	-
Llao Llao Resorts S.A.	Hotel services	-	3,085	-	-	-	-
	Guarantee deposits	-	-	(14)	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	-	(2)	-	-
	Management fees	-	970	-	-	-	-
	Borrowings	-	-	-	-	(25,585)	(5,955)
Efanur S.A.	Borrowings	73,282	-	-	-	-	-
Total Subsidiaries		396,649	47,911	(14)	(5,197)	(83,550)	(191,211)
Subsidiaries CRESUD
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	(29)	-	-
Cactus S.A.	Reimbursement of expenses	-	-	-	(515)	-	-
Total Subsidiaries CRESUD		-	-	-	(544)	-	-

34

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.   Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	46	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	-	(12)	-	-
	Long-term incentive program	-	313	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(11,736)	(600)
Fibesa S.A.	Reimbursement of expenses	-	9	-	-	-	-
	Long-term incentive program	-	7,047	-	-	-	-
	Leases and/or rights of use	-	151	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	204	-	-	-	-
	Long-term incentive program	-	944	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(45,398)	(2,320)
Conil S.A.	Reimbursement of expenses	-	154	-	-	-	-
Total Subsidiaries IRSA Propiedades Comerciales		-	8,868	-	(12)	(57,134)	(2,920)
Subsidiaries TYRUS
Irsa International LLC	Reimbursement of expenses	-	419	-	-	-	-
Real Estate Investment Group LP	Reimbursement of expenses	-	6	-	-	-	-
Real Estate Investment Group. V LP	Reimbursement of expenses	-	18	-	-	-	-
Real Estate Strategies LP	Reimbursement of expenses	-	2,132	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	1,959	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	1,373	-	-	-	-
Total Subsidiaries TYRUS		-	5,907	-	-	-	-
Associates
Banco de Crédito y Securitización S.A.	Leases and/or rights of use	-	19	-	-	-	-
	Reimbursement of expenses	-	-	-	(80)	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(784)	-	-
Total Associates		-	19	-	(864)	-	-
Associates IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	-	-	-	-
Total Associates IRSA Propiedades Comerciales		-	-	-	-	-	-

35

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint Ventures
Cyrsa S.A.	Reimbursement of expenses	-	-	-	(9)	-	-
	Borrowings	-	-	-	-	(133,314)	-
Baicom Networks S.A.	Reimbursement of expenses	-	191	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	211	-	-	-	-
Total Joint Ventures		-	402	-	(9)	(133,314)	-
Joint Ventures IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Long-term incentive program	-	304	-	-	-	-
	Reimbursement of expenses	-	3		-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	59	-	-	-	-
	Customers advances	-	-	-	(45)	-	-
Total Joint Ventures IRSA Propiedades Comerciales		-	366	-	(45)	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	2,672	-	-	-	-
Austral Gold S.A.	Reimbursement of expenses	-	-	-	(1)	-	-
Estudio Zang, Bergel & Viñes	Advances	-	4	-	-	-	-
	Legal services	-	-	-	(170)	-	-
Fundación IRSA	Reimbursement of expenses	-	48	-	-	-	-
Total Other related parties		-	2,724	-	(171)	-	-
Directors and Senior Management
Directors	Fees	-	301	-	(1,056)	-	-
	Guarantee deposits	-	-	(8)	-	-	-
Total Directors and Senior Management		-	301	(8)	(1,056)	-	-
Total		396,649	68,797	(22)	(61,339)	(308,970)	(195,918)

36

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.    Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended March 31, 2015:

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries	Sale of properties

Parent Company
Cresud S.A.C.I.F. y A.	-	2,574	(80)	(23,293)	-	(6,154)	-	-	-
Total Parent company	-	2,574	(80)	(23,293)	-	(6,154)	-	-	-
Subsidiaries
IRSA Propiedades Comerciales S.A.	(19)	3,292	-	-	-	55,975	-	-	2,636,480
E-Commerce Latina S.A.	-	-	-	-	-	(921)	-	-	-
Inversora Bolivar S.A.	-	-	-	-	-	(1,041)	-	-	-
Llao Llao Resorts S.A.	-	147	-	-	-	-	-	-	-
Ritelco S.A.	-	-	-	-	-	(8,509)	-	-	-
Hoteles Argentinos S.A.	-	-	-	-	-	(138)	-	-	-
Nuevas Fronteras S.A.	-	-	959	-	-	(3,167)	-	-	-
Efanur S.A.	-	-	-	-	-	8,060	-	-	-
Solares de Santa María S.A.						1	-	-	-
Tyrus S.A.	-	-	-	-	-	28,676	-	-	-
Palermo Invest S.A.	-	-	-	-	-	(420)	-	-	-
Total Subsidiaries	(19)	3,439	959	-	-	78,516	-	-	2,636,480
Subsidiaries IRSA Propiedades Comerciales
Fibesa S.A.	-	708	-	-	-	-	-	-	-
Panamerican Mall S.A.	-	-	-	-	-	(4,134)	-	-	-
Emprendimiento Recoleta S.A.	-	-	-	-	-	(1,071)	-	-	-
Total Subsidiaries IRSA Propiedades Comerciales	-	708	-	-	-	(5,205)	-	-	-

37

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries	Sale of properties

Subsidiaries Tyrus
REIG I	-	-	-	-	-	(2)	-	-	-
Total Subsidiaries Tyrus	-	-	-	-	-	(2)	-	-	-
Associates
Banco de Crédito y Securitización S.A.	-	1,993	-	-	-	-	-	-	-
Banco Hipotecario S.A.	-	664	-	-	-	-	-	-	-
Total Associates	-	2,657	-	-	-	-	-	-	-
Associates IRSA Propiedades Comerciales
Tarshop S.A.	-	3,468	-	-	-	-	-	-	-
Total Associates IRSA Propiedades Comerciales	-	3,468	-	-	-	-	-	-	-
Joint Ventures
Baicom S.A.	-	-	-	-	-	8	-	-	-
Cyrsa S.A.	-	-	-	-	-	(8,530)	-	-	-
Total Joint Ventures	-	-	-	-	-	(8,522)	-	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(845)	-	-	-	-
Consultores Asset Management S.A.	-	243	-	-	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	(1,226)	-	-
Isaac Elsztain e Hijos S.C.A.	-	(242)	-	-	-	-	-	-	-
Hamonet S.A.	-	(127)	-	-	-	-	-	-	-
Total Other related parties	-	(126)	-	-	(845)	-	(1,226)	-	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	-	(8,094)	-
Directors	-	-	-	-	-	-	-	(1,370)	-
Total Directors and Senior Management	-	-	-	-	-	-	-	(9,464)	-
Total	(19)	12,720	879	(23,293)	(845)	58,633	(1,226)	(9,464)	2,636,480

38

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended March 31, 2014:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Fees and salaries
Parent Company
Cresud S.A.C.I.F. y A	1,303	-	(22,016)	-	(2,861)	-
Total Parent company	1,303	-	(22,016)	-	(2,861)	-
Subsidiaries
IRSA Propiedades Comerciales S.A.	3,621	-	-	-	(6,562)	-
E-Commerce Latina S.A.	-	4	-	-	(1,757)	-
Inversora Bolivar S.A.	-	-	-	-	(2,144)	-
Llao Llao Resorts S.A.	110	-	-	-
Ritelco S.A.	-	-	-	-	(22,645)	-
Nuevas Fronteras S.A.	-	720	-	-	(3,928)	-
Hoteles Argentinos S.A.
Efanur S.A.	-	-	-	-	23,135	-
Tyrus S.A.	-	-	-	-	101,582	-
Palermo Invest S.A.	-	-	-	-	(565)	-
Total Subsidiaries	3,731	724	-	-	87,116	-
Subsidiaries IRSA Propiedades Comerciales S.A.
Fibesa S.A.	906	-	-	-	-	-
Panamerican Mall S.A.	-	-	-	-	(3,043)	-
Emprendimiento Recoleta S.A.	-	-	-	-	(850)	-
Total Subsidiaries IRSA Propiedades Comerciales S.A.	906	-	-	-	(3,893)	-

39

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Fees and salaries
Associates
Banco de Crédito y Securitización S.A.	530	-	-	-	-	-
Banco Hipotecario S.A.	458	-	-	-	-	-
Total Associates	988	-	-	-	-	-
Associates IRSA Propiedades Comerciales S.A.
Tarshop S.A.	2,679	-	-	-	-	-
Total Associates IRSA Propiedades Comerciales S.A.	2,679	-	-	-	-	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	(14,596)
Total Joint Ventures	-	-	-	-	(14,596)
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(750)	-	-
Isaac Elsztain e Hijos S.C.A.	(179)	-	-	-	-	-
Hamonet S.A.	(97)	-	-	-	-	-
Total Other related parties	(276)	-	-	(750)	-	-
Directors and Senior Management
Senior Management	-	-	-	-	-	(1,984)
Directors	-	-	-	-	-	(18,599)
Total Directors and Senior Management	-	-	-	-	-	(20,583)
Total	9,331	724	(22,016)	(750)	65,766	(20,583)

40

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.    Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

31.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 Investment properties and Note 7 Property, plant and equipment
Exhibit B - Intangible assets	Note 9 Intangible assets
Exhibit C - Equity investments	Note 32 Equity investments
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 18 Provisions
Exhibit F- Cost of sales and services provided	Note 8 Trading properties and Note 24 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 33 Foreign currency assets and liabilities

41

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Equity investments

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
IRSA Propiedades Comerciales S.A.	Common shares 1 vote	120,500,167	783,239	777,737	87.00	Real estate	Argentina	03.31.15	126,014	441,367	818,409	95.70%
	Intergroup transactions and Higher value		(1,001,168)	389,197

Banco Hipotecario S.A. (1)	Common shares 1 vote	75,000,000	218,079	203,693	5.95	Financial	Argentina	03.31.15	1,500,000	176,081	4,531,034	5.13%

Banco de Crédito & Securitización S.A. (1)	Common shares 1 vote	3,984,375	15,367	13,610	Not publicly traded	Financial	Argentina	03.31.15	62,500	7,014	246,906	6.38%

Cyrsa S.A.	Common shares 1 vote	8,748,270	16,752	152,229	Not publicly traded	Real estate	Argentina	03.31.15	17,497	12,745	33,503	50.00%

E-Commerce Latina S.A.	Common shares 1 vote		253,034	236,735	Not publicly traded	Investment	Argentina	03.31.15	86,509	17,179	260,860	97.00%
	Irrevocable contributions	83,913,950	-	1,070
	Goodwill		(1,511)	(1,511)

42

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Efanur S.A.	Common shares 1 vote	213,743,711	112,789	95,849	Not publicly traded	Investment	Uruguay	03.31.15	47,598	14,846	112,968	100.00%
	Irrevocable contributions		179	221

Hoteles Argentinos S.A.	Common shares 1 vote	15,366,840	250	5,851	Not publicly traded	Hotel	Argentina	03.31.15	19,209	(7,000)	313	80.00%
	Higher value		684	785

Inversora Bolivar S.A.	Common shares 1 vote	78,909,867	276,443	261,218	Not publicly traded	Investment	Argentina	03.31.15	84,449	16,269	290,592	95.13%
	Irrevocable contributions		-	1,461
	Higher value		6,428	6,428

Llao Llao Resort S.A.	Common shares 1 vote	73,580,206	32,810	31,147	Not publicly traded	Hotel	Argentina	03.31.15	147,160	3,326	65,621	50.00%
	Higher value		91	101

Manibil S.A.	Common shares 1 vote	37,747,880	39,832	38,279	Not publicly traded	Real estate	Argentina	03.31.15	77,037	3,170	96,291	49.00%
	Irrevocable contributions		7,350	-
	Goodwill		10	10

Nuevas Fronteras S.A.	Common shares 1 vote	38,068,999	37,956	50,284	Not publicly traded	Hotel	Argentina	03.31.15	49,869	(148)	49,722	76.34%
	Lower value		(15,367)	(16,103)

  43

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Palermo Invest S.A.	Common shares 1 vote	153,283,989	231,121	214,149	Not publicly traded	Investment	Argentina	03.31.15	158,025	17,001	238,269	97.00%
	Irrevocable contributions		-	475
	Higher value		323	323
	Intergroup transactions		(29,987)	(29,987)

Ritelco S.A.	Common shares 1 vote	181,016,717	336,870	325,795	Not publicly traded	Investment	Uruguay	03.31.15	66,970	17,607	336,870	100.00%
	Irrevocable contributions		-	34
	Intergroup transactions		153	(190)

Solares de Santa María S.A.	Common shares 1 vote	306,706,975	283,750	285,078	Not publicly traded	Real estate	Argentina	03.31.15	338,693	(2,436)	314,288	90.57%
	Intergroup transactions		(166,521)	(166,521)
	Irrevocable contributions		885	880

Tyrus S.A.	Common shares 1 vote	3,761,514,117	(359,003)	339,468	Not publicly traded	Investment	Uruguay	03.31.15	1,832,384	(801,732)	683,330	100.00%
	Irrevocable contributions		1,042,333	196,884

44

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Equity investments (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 03.31.15	Value recorded as of 06.30.14	Market value as of 03.31.15	Issuer's information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders’ Equity
Unicity S.A.	Common shares 1 vote	36,850,012	26,231	26,284	Not publicly traded	Investment	Argentina	03.31.15	41,588	(342)	29,892	88.62%
	Irrevocable contributions		260	251
Total investments in subsidiaries, associates and joint ventures as of 03.31.15			2,149,662
Total investments in subsidiaries, associates and joint ventures as of 06.30.14				3,441,214

(1)
The amounts correspond to the financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

45

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 03.31.15	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.14
Assets
Trade and other receivables
US Dollar	2,604	8.82	22,973	2,223	8.033	17,855
Swiss Francs	75	9.08	683	27	9.051	242
Receivables with related parties:
US Dollar	264,134	8.72	2,303,779	49,855	8.133	405,467
Total trade and other receivables			2,327,435			423,564
Investments in financial assets
US Dollar	733	8.82	6,465	925	8.033	7,430
Investments with related parties:
US Dollar	4,068	8.72	35,481	-	-	-
Total investments in financial assets			41,946			7,430
Cash and cash equivalents
US Dollar	622	8.82	5,485	3,717	8.033	29,861
Euros	75	9.48	708	85	10.991	936
Brazilian Reais	-			1	3.55	2
Swiss Francs	-			-	9.051	1
Pounds	1	9.08	10	1	13.736	11
Total cash and cash equivalents			6,203			30,811
Total assets as of 03.31.15			2,375,584
Total assets as of 06.30.14						461,805
Liabilities
Trade and other payables
US Dollar	1,448	8.72	12,629	5,760	8.133	46,849
Payables with related parties:
US Dollar	10,302	8.72	89,856	361	8.133	2,936
Total trade and other payables			102,485			49,785
Borrowings
US Dollar	306,376	8.72	2,672,210	310,551	8.133	2,525,713
Borrowings with related parties:
US Dollar	8,271	8.72	72,136	22,565	8.133	183,524
Total borrowings			2,744,346			2,709,237
Total liabilities as of 03.31.15			2,846,831
Total liabilities as of 06.30.14						2,759,022

       (1) Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
       (2) Exchange rate as of March 31, 2015 and June 30, 2014 according to Banco Nación Argentina records.

46

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Subsequent Events

• On April 15, 2015 the Board of Directors of IRSA Propiedades Comerciales announced dividends for Ps. 298.5 million available to the shareholders; those pertaining to the Company amounts to Ps. 284.8 million.

See other subsequent events in Note 41 to Unaudited Condensed Interim Consolidated Financial Statements.

47

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Statement of Financial Position as of March 31, 2015

Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.         Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.         Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.         Receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b)	Without term (Point 3.b)	To be due (Point 3.c.)								Total
		03.31.15	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Account	Trade and other receivables	36,838	2,895	315	260,417	63,683	92,731	5	4,384	2,372,615	39	(114,148)	2,719,774
receivable	Total	36,838	2,895	315	260,417	63,683	92,731	5	4,384	2,372,615	39	(114,148)	2,719,774
Liabilities	Trade and other payables	30,081	879	8	132,493	243	89	7,022	884	31	29	27	171,786
	Borrowings	-	-	-	275,997	48,470	234,274	737	2,690,714	1,056	-	(26,042)	3,225,206
	Salaries and social security liabilities	465	950	-	3,279	-	2,735	-	-	-	-	-	7,429
	Provisions	-	25,112	879	-	-	-	-	-	-	-	-	25,991
	Total	30,546	26,941	887	411,769	48,713	237,098	7,759	2,691,598	1,087	29	(26,015)	3,430,412

48

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Statement of Financial Position as of March 31, 2015

Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.         Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Account	Trade and other receivables	388,214	68,355	456,569	4,125	2,259,080	2,263,205	392,339	2,327,435	2,719,774
receivables	Total	388,214	68,355	456,569	4,125	2,259,080	2,263,205	392,339	2,327,435	2,719,774
Liabilities	Trade and other payables	68,577	102,23	170,807	724	255	979	69,301	102,485	171,786
	Borrowings	439,533	119,945	559,478	41,327	2,624,401	2,665,728	480,86	2,744,346	3,225,206
	Salaries and social security liabilities	7,429	-	7,429	-	-	-	7,429	-	7,429
	Provisions	25,112	-	25,112	879	-	879	25,991	-	25,991
	Total	540,651	222,175	762,826	42,93	2,624,656	2,667,586	583,581	2,846,831	3,430,412

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

As of March 31, 2015 there are not receivable and liabilities subject to adjustment clause.

49

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Statement of Financial Position as of March 31, 2015

Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

          4.c.         Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- accruing interest	Total
		Accruing interest		Non-accruing interest	Total	Accruing interest		Non-accruing interest	Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts	Trade and other receivables	-	-	456,569	456,569	78,075	-	2,185,130	2,263,205	78,075	-	2,641,699	2,719,774
receivables	Total	-	-	456,569	456,569	78,075	-	2,185,130	2,263,205	78,075	-	2,641,699	2,719,774
Liabilities	Trade and other payables	-	-	170,807	170,807	113	-	866	979	113	-	171,673	171,786
	Borrowings	72,136	202,725	284,617	559,478	2,637,473	33,325	(5,070)	2,665,728	2,709,609	236,050	279,547	3,225,206
	Salaries and social security liabilities	-	-	7,429	7,429	-	-	-	-	-	-	7,429	7,429
	Provisions	-	-	25,112	25,112	-	-	879	879	-	-	25,991	25,991
	Total	72,136	202,725	487,965	762,826	2,637,586	33,325	(3,325)	2,667,586	2,709,722	236,050	484,640	3,430,412

50

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Statement of Financial Position as of March 31, 2015

Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

                  5.        Related parties.

a.	Interest in related parties.

Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
IRSA Propiedades Comerciales	95.80%
E-Commerce Latina S.A.	100.00%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	100.00%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	100.00%
Ritelco S.A.	100.00%
Solares de Santa María S.A.	100.00%
Tyrus S.A.	100.00%
Unicity S.A.	100.00%
   See investments in equity securities (Note 32).

b.	Related parties debit/credit balances. See Note 29 to the Unaudited Condensed Interim Separate Financial Statements.

6.	Loans to directors.

      See Note 29 to the Unaudited Condensed Interim Separate Financial Statements.

7.	Inventories.

      In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

      See Note 2 to the Consolidated Financial Statements as of June 30, 2014.

9.	Appraisal revaluation of property, plant and equipment.

      None.

51

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Statement of Financial Position as of March 31, 2015

Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.	Obsolete unused property, plant and equipment.

        None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

        None.

12.	Recovery values.

       See Note 2 to the Consolidated Financial Statements as of June 30, 2014.

13.	Insurances.

       Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
REPÚBLICA BUILDING	96,361	195,184	All operational risk with additional coverage and minor risks
BOUCHARD 551	63,303	7,762	All operational risk with additional coverage and minor risks
MORENO 877	49,508	52,082	All operational risk with additional coverage and minor risks
BOUCHARD 710	39,587	60,306	All operational risk with additional coverage and minor risks
MAIPU 1300	25,787	17,579	All operational risk with additional coverage and minor risks
SUIPACHA 652	17,041	7,868	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,423	3,997	All operational risk with additional coverage and minor risks
DIQUE IV	3,056	52,653	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	369	305	All operational risk with additional coverage and minor risks
MADERO 1020	216	119	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	191	693	All operational risk with additional coverage and minor risks
CASONA ABRIL	11,753	2,357	All operational risk with additional coverage and minor risks
CATALINA NORTE PLOT OF LAND	2,000	109,496	All operational risk with additional coverage and minor risks
SUBTOTAL	312,595	510,401
SINGLE POLICY	15,000		Third party liability

(1)	The insured amounts are in thousands of U.S. dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

52

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Statement of Financial Position as of March 31, 2015

Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

       None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

       Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

       Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

       None.

18.	Restrictions on distributions of profits.

       According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

       In addition, according to CNV General Resolution No. 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 26 to the Unaudited Condensed Interim Consolidated Financial Statements.

       IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted Payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires May 8, 2015.

53

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements attached of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of March 31, 2015, and the unaudited condensed interim separate statements of income and comprehensive income for the nine and three-month periods ended March 31, 2015 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the nine-month period ended March 31, 2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries as to the aspects mentioned in note 2.1 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

d)
at March 31, 2015, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 423,836 which was no callable at that date.

Autonomous City of Buenos Aires, May 8, 2015

PRICE WATERHOUSE & CO. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	C.P.C.E. C.A.B.A. T° 1 F° 30
Eduardo A. Loiácono	José Daniel Abelovich
Public Accountant (UBA)	Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 326 Fº 94	C.P.C.E.C.A.B.A. T° 102 F° 191

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2015

    Buenos Aires, May 8, 2015 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces today the results of its operations for the first nine months of fiscal year 2015 ended March 31, 2015.
I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Income
(in millions of ARS, excluding joint ventures)

	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Revenues	812.5	664.3	22.3%	2,509.0	2,022.2	24.1%
Operating Income	281.1	364.2	(22.8)%	1,866.7	888.8	110.0%
Depreciation and Amortization	49.3	55.4	(11.0)%	134.5	168.7	(20.3)%
EBITDA(1)	330.4	419.6	(21.3)%	2,111.7	1,057.5	99.7%
Net Loss	(210.3)	(52.8)	298.3%	(163.4)	(78.8)	107.4%
Attributable to the parent company’s shareholders	(249.2)	(70.4)	254.0%	(244.7)	(92.0)	166.0%
Attributable to non-controlling interest	38.9	17.6	121.0%	81.3	13.2	515.9%
(1) EBITDA: Operating Income plus Depreciation and Amortization, excluding stamp tax expenses incurred in the transfer of assets.

„
Revenues were 24.1% higher than in the first nine months of the previous fiscal year, mainly explained by the “Shopping Centers” segment, whose revenues increased by 29.2%, and the “Offices” and “Hotels” segments, whose revenues increased by 25.5% and 24.7%, respectively, offset by lower revenues in the “International” segment due to the sale of the Madison building in September 2014.

„
The Company’s EBITDA decreased during the third quarter of 2015 by 21.3% compared to the same quarter of 2014 due to lower sales of investment properties. However, considering the first nine months of the previous fiscal year, EBITDA increased by 99.7%, reaching ARS 2,111.7 million, mainly due to the sale of Madison 183 building in the City of New York recorded in the first quarter of 2015, and the sale of various office floors in Maipú 1300, Libertador 498 and Bouchard Plaza buildings during the second quarter of 2015. Excluding the effect of these sales and the reversal of the cumulative translation adjustment generated in Rigby 183 as a result of the sale of Madison building for ARS 188.3 million, the Company’s EBITDA rose 19.1% compared to the same nine-month period of the previous fiscal year, reaching ARS 1,122.4 million.

„
Net Income for the first nine months of fiscal year 2015 was an ARS 163.4 million loss, explained mainly by lower financial results and an ARS 856.0 million loss generated by our investment in the Israeli company IDBD, whose stock prices decreased by 70.8%, from NIS 4.605 to NIS 1.344 and which is recorded at market value.

II. Shopping Centers.

New Opening

On March 17, 2015, we opened our fifteenth shopping center, “Alto Comahue”, located in the City of Neuquén, in the Argentine Patagonian region. It has a total area of 35,000 square meters and 10,000 square meters of gross leaseable area, approximately 1,000 parking spaces, including roofed and semi-roofed areas, and a large entertainment and leisure area. The shopping center

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2015

features 130 stores from the most renowned brands in Argentina. It includes 6 cinema screens and a thematic restaurant, which will become operational in the next months.

The project is part of a mixed-use complex that also includes a supermarket in operation and 2 additional parcels of land. In one of these parcels the development of a hotel is planned, while in the other, covering 18,000 sqm and owned by the company, a future housing development has been projected.

The investment made in this project amounted approximately to ARS 250 million.

Results

Our tenants’ sales reached ARS 15,381.6 million during the nine-month period of 2015, 32.9% higher than in the same period of 2014 (31.4% without considering sales from Distrito Arcos and Alto Comahue Shopping). During the third quarter, sales of the same shopping centers grew by 31.3% compared to 2014 and 35.4% if the recent openings of Distrito Arcos and Alto Comahue are considered. Our portfolio’s leaseable area was 333,432 square meters during the period under review, whereas the occupancy rate stood at 98.5%.

Financial indicators of the Shopping Centers segment
(in millions of ARS)

	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Revenues	588.9	441.8	33.3%	1,879.2	1,454.5	29.2%
Operating Income	258.1	203.2	27.0%	884.7	661.6	33.7%
Depreciation and Amortization	36.6	34.4	6.4%	98.7	108.2	(8.8)%
EBITDA	294.7	237.6	24.0%	983.4	769.8	27.7%

Operating indicators of the Shopping Centers segment
(in millions of ARS, except as indicated)

	IIIQ 15	IIQ 15	IQ 15	IVQ 14	IIIQ 14
Gross Leaseable Area (sqm)(1)	333,432	320,761	310,254	311,261	310,257
Tenants’ Sales (3 month cumulative)(1)	4,725.2	6,097.4	4,559.0	4,560.7	3,488.9
Occupancy(1)	98.5%	98.4%	98.5%	98.4%	98.8%

(1) FP-15 includes Distrito Arcos (opened on Dec-14, 18th): Gross Leaseable Area (sqm) as of March: 12,127, Sales as of March (MM) 144.0 and Alto Comahue (opened on March-15, 17th): Gross Leaseable Area (sqm) as of March: 9,533, Sales as of March (MM) 26.5. Occupancy includes Distrito Arcos (97.3% during the IIIQ 15, 96.8% during the IIQ 15) and Alto Comahue (89.6% during the IIIQ 15).

Revenues from this segment grew 29.2% during the nine-month period, whereas Operating Income reached ARS 884.7 million (33.7% higher than in the same period of 2014). The EBITDA margin, excluding revenues from common expenses and collective promotion fund, reached 78.0%, in line with the margins observed during fiscal year 2014.

2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2015

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy (2)	Book Value (ARS thousand) (3)
Alto Palermo	Nov-97	18,899	146	100.0%	99.0%	253,541
Abasto Shopping(4)	Jul-94	36,729	171	100.0%	100.0%	261,954
Alto Avellaneda	Nov-97	37,358	143	100.0%	99.6%	132,989
Alcorta Shopping	Jun-97	15,222	107	100.0%	100.0%	102,114
Patio Bullrich	Oct-98	11,904	85	100.0%	100.0%	113,282
Buenos Aires Design	Nov-97	13,888	63	53.7%	95.1%	14,275
Dot Baires Shopping	May-09	49,847	157	80.0%	100.0%	411,756
Soleil	Jul-10	13,993	78	100.0%	100.0%	85,159
Distrito Arcos(5)	Dec-14	12,127	63	90.0%	97.3%	230,758
Alto Noa Shopping	Mar-95	19,073	89	100.0%	100.0%	30,033
Alto Rosario Shopping(6)	Nov-04	28,320	144	100.0%	97.8%	115,701
Mendoza Plaza Shopping	Dec-94	42,146	145	100.0%	96.3%	103,049
Córdoba Shopping	Dec-06	15,352	107	100.0%	99.4%	61,997
La Ribera Shopping(7)	Aug-11	9,041	58	50.0%	96.7%	21,427
Alto Comahue(8)	Mar-15	9,533	104	99.1%	89.6%	262,995
Total Shopping Centers		333,432	1,660		98.5%	2,201,030

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area on the last day of the period.
(3) Cost of acquisition plus improvements, less cumulative depreciation
(4) Excludes Museo de los Niños (3,732 sqm).
(5) Distrito Arcos: opened on Dec-14, 18th.
(6) Excludes Museo de los Niños (1,261 sqm).
(7) Through our joint ventures Nuevo Puerto Santa Fe S.A.
(8) Alto Comahue: opened on March-15, 17th.

Cumulative tenants’ sales as of March 31
(by Shopping Center, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Shopping Center	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Alto Palermo	542.9	444.9	22.0%	1,948.3	1,502.7	29.7%
Abasto Shopping	685.7	518.0	32.4%	2,306.7	1,771.9	30.2%
Alto Avellaneda	628.9	489.7	28.4%	2,086.0	1,678.8	24.3%
Alcorta Shopping	292.8	235.8	24.2%	1,074.1	802.7	33.8%
Patio Bullrich	175.7	148.1	18.6%	645.5	500.8	28.9%
Buenos Aires Design	80.8	64.5	25.3%	239.9	200.8	19.5%
Dot Baires Shopping	557.3	435.7	27.9%	1,881.9	1,454.3	29.4%
Soleil	197.5	141.1	40.0%	660.3	460.3	43.4%
Distrito Arcos(1)	119.4	-	-	144.0	-	-
Alto Noa Shopping	262.5	183.7	42.9%	777.5	547.2	42.1%
Alto Rosario Shopping	438.2	303.5	44.4%	1,389.4	981.1	41.6%
Mendoza Plaza Shopping	449.7	336.0	33.8%	1,380.8	1,077.0	28.2%
Córdoba Shopping	168.4	117.3	43.6%	541.9	392.4	38.1%
La Ribera Shopping(2)	98.8	70.6	39.9%	278.7	202.0	38.0%
Alto Comahue(3)	26.6	-	-	26.6	-	-
Total(4)	4,725.2	3,488.9	35.4%	15,381.6	11,572.0	32.9%

(1) Distrito Arcos: Opened on Dec-14, 18th.
(2) Through our joint ventures Nuevo Puerto Santa Fe S.A.
(3) Alto Comahue: Opened on March-15, 17th.
(4) Excluding Distrito Arcos and Alto Comahue: Total IIIQ 15 (ARS MM) 4,579.3, Var 31.3%. Total 9M 15 (ARS MM) 15,211.0, Var 31.4%.

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2015

Cumulative tenants’ sales as of March 31
(by Type of Business, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Type of Business	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Anchor Store	269.3	231.1	16.5%	941.3	787.9	19.5%
Clothes and Footwear	2,266.7	1,581.2	43.4%	7,807.5	5,599.2	39.4%
Entertainment	186.7	144.0	29.7%	507.2	404.0	25.5%
Home	853.0	693.6	23.0%	2,617.6	2,176.7	20.3%
Restaurant	488.2	373.9	30.6%	1,408.1	1,095.3	28.6%
Miscellaneous	595.3	432.6	37.6%	1,948.1	1,415.5	37.6%
Services	66.0	32.5	103.1%	151.8	93.4	62.5%
Total(1)	4,725.2	3,488.9	35.4%	15,381.6	11,572.0	32.9%

(1) Excluding Distrito Arcos and Alto Comahue: Total IIIQ 15 (ARS MM) 4,579.3, Var 31.3%. Total 9M 15 (ARS MM) 15,211.0, Var 31.4%.

Revenues from cumulative leases as of March 31
(Detailed revenues, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Detailed Revenues	IIIQ15	IIIQ14	YoY Var	9M 15	9M 14	YoY Var
Base Rent	240.2	185.8	29.3%	685.6	549.4	24.8%
Percentage Rent	84.9	52.9	60.5%	345.1	234.1	47.4%
Total Rent	325.1	238.7	36.2%	1,030.7	783.5	31.6%
Admission rights	41.7	32.5	28.3%	113.3	92.6	22.4%
Fees	12.9	16.0	(19.4)%	33.7	32.8	2.7%
Parking	25.6	19.4	32.0%	78.5	59.4	32.2%
Management fees	(13.0)	(10.9)	19.3%	-	-	-
Other	1.8	1.3	38.5%	4.5	3.3	36.4%
Total Revenues before Common Expenses and Collective Promotion Fund	394.1	297.0	32.7%	1,260.6	971.6	29.7%
Common Expenses and Collective Promotion Fund	194.9	144.8	34.6%	618.6	482.9	28.1%
Total Revenues	588.9	441.8	33.3%	1,879.2	1,454.5	29.2%

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2015

III. Offices.

The A+ office market in the City of Buenos Aires remains robust. According to L.J. Ramos, there was a slight increase in rental and sales prices of premium spaces at the beginning of 2015. A+ buildings’ average rental price was USD 28 per sqm, while the premium sqm in Buenos Aires reached USD 4,000 per sqm. Contrary to this effect, the vacancy rate rose slightly in the City of Buenos Aires at the beginning of 2015, reaching 12.4%, 2.4 pp. above the rate recorded last year.

Evolution of A+ offices profitability in the City of Buenos Aires
(USD/sqm)

50
45
40
35
30
25
20
15
10
5
0
3,200
2,900
2,570
2,280
1,600
1,800
2,060
2,110
2,800
3,100
3,500
3,700
3,800
4,500
4,500
4,200
3,800
4,000
28
29
28
20
8
10
12
18
27
32
37
30
31
31
30
26
26
28
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
mar-15
Lease (USD/sqm)
Sale Value (USD/sqm)

Source: LJ Ramos

In Millions of ARS	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Revenues	102.8	92.4	11.3%	304.8	242.9	25.5%
Operating Income	51.4	52.2	(1.5)%	50.3	117.6	(57.2)%
Depreciation and Amortization	10.2	8.5	20.0%	26.9	25.6	5.1%
EBITDA(1)	61.6	60.8	1.5%	187.7	143.2	31.1%
(1) EBITDA: Operating Income plus Depreciation and Amortization excluding stamp tax expenses incurred in the transfer of assets.

	IIIQ 15	IIQ 15	IQ 15	IVQ 14	IIIQ 14
Gross Leaseable Area	112,895	112,925	121,380	122,470	127,342
Occupancy	98.4%	98.4%	97.9%	97.5%	98.7%
Rental price ARS/sqm	223.7	218.1	215.4	196.4	196.5
Rental price USD/sqm	26.6	25.4	25.2	23.0	23.6

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2015

►
Revenues from the Offices segment increased by 11.3% in the quarter under analysis compared to the same quarter of the previous fiscal year and 25.5% in the first nine months of fiscal year 2015. The portfolio’s rental price was USD 26.6 per square meter, higher than the USD 25.4 per square meter observed in the previous fiscal year, whereas the occupancy rate remained stable during the third quarter of 2015.

►
EBITDA from this segment, excluding the effect of stamp tax expenses originated by the transfer of assets to our subsidiary IRSA Propiedades Comerciales S.A., increased by 31.1% during the first nine months of 2015 compared to 2014.

►
The EBITDA margin for the period, excluding revenues from common expenses and the expenses incurred in the above mentioned transfer, was 71.7%, similar to the past quarter and above the 69.5% recorded in the same quarter of 2014.

Below is information on our office segment and other rental properties as of March 31, 2015.

Offices Operating Data
(In thousands of ARS, except as indicated)

	Date of Acquisition	GLA sqm (1)	Occupancy (2)	Interest (7)	Book Value (3)
Offices
República building(7)	Apr-08	19,885	96.8%	95.80%	195,184
Torre Bankboston (Della Paolera)(7)	Aug-07	14,873	100.0%	95.80%	138,328
Bouchard 551	Mar-07	-	-	100.00%	7,762
Intercontinental Plaza(7)	Nov-97	22,535	100.0%	95.80%	59,517
Bouchard 710(7) (9)	Jun-05	15,014	100.0%	95.80%	60,306
Dique IV, Juana Manso 295	Dec-97	11,298	99.5%	100.00%	52,653
Maipú 1300	Sep-95	5,701	92.4%	100.00%	17,579
Libertador 498	Dec-95	620	100.0%	100.00%	3,997
Suipacha 652/64(7)	Nov-91	11,453	96.7%	95.80%	7,868
Madero 1020	Dec-95	-	-	100.00%	119
Dot Building (7)	Nov-06	11,242	100.0%	76.60%	95,617
Other Offices (4)	N/A	274	-	-	305
Subtotal Offices		112,895	98.4%	-	639,235

Other Properties
Commercial Properties (5)	N/A	312	-	-	693
Santa María del Plata S.A.	Jul-97	96,100	100.0%	100%	12,513
Nobleza Piccardo (8)	May-11	98,610	100.0%	50%	4,307
Other Properties (6)	N/A	43,646	55.1%	-	280,308
Subtotal Other Properties		238,668	91.7%	-	297,821
TOTAL OFFICES AND OTHER		351,563	93.8%	-	937,056

Notes:
(1) Total leaseable area for each property as of March 31, 2015. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of March 31, 2015.
(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(4) Includes the following properties: Rivadavia 2774.
(5) Includes the following properties: Constitución 1111.
(6) Includes the following properties: La Adela, Abasto, Dot Adjoining Plot, Anchorena 665, Zelaya 3102 and Ocampo Parking Spaces.
(7) Through IRSA Propiedades Comerciales as from December 22, 2014 as a result of the transfer of office buildings from its Parent company IRSA Inversiones y Representaciones Sociedad Anónima.
(8) Through Quality Invest S.A.
(9) Leaseable area modified to reflect spaces pending permit.

6

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2015

IV.           Sales and Developments

As measured by the ISAC (construction business synthetic indicator), the construction business grew by 5.3% during the first calendar quarter of 2015 compared to 2014, continuing with the upward trend observed during the last months due to a positive change in businessmen’s expectations. As concerns the prices of new and used residential units, a slightly decreasing trend has been noted in terms of USD/sqm, with less real estate transactions closed. In our case, IRSA has a small number of units in its portfolio pending sale or execution of title deeds.

Sales and Developments in Millions of ARS	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Revenues	5.0	5.5	(9.1)%	11.5	46.5	(75.3)%
Operating Income	(20.0)	97.9	(120.4)%	457.7	97.9	367.5%
Depreciation and Amortization	-	-	-	-	-	-
EBITDA	(20.0)	97.9	(120.4)%	457.7	97.9	367.5%

„
During the nine-month period of fiscal year 2015 sales totaled ARS 11.5 million, 75.3% lower than in 2014, mainly due to lower sales of Condominios del Alto I and II in the City of Rosario by our subsidiary IRSA Propiedades Comerciales. Operating income and EBITDA increased due to the higher revenues from sales of investment properties, originated in the sales of several floors of Bouchard 551, Maipú 1300 and Libertador 498 buildings. In particular, during the third quarter, lower sales of investments properties were recorded compared to the same quarter of 2014.

Sales and Developments Table
(In thousands of ARS except as indicated)

DEVELOPMENT	9M 15	9M 14	YoY Var
Residential Apartments
Condominios I & II(1)	3,673	19,059	(80.7)%
Caballito Nuevo	1,587	177	796.6%
Libertador 1703 & 1755 (Horizons)(2)	5,176	20,519	(74.8)%
Other residential apartments(3)	-	44	(100.0)%
Subtotal Residential Apartments	10,436	39,799	(73.8)%
Residential Communities
Abril/Baldovinos(4)	646	1,750	(63.1)%
El Encuentro	461	4,902	(90.6)%
Subtotal Residential Communities	1,107	6,652	(83.4)%
TOTAL	11,543	46,451	(75.2)%

(1)	Through IRSA Propiedades Comerciales S.A.
(2)	Owned by CYRSA S.A.
(3)	Includes the following property: Torres Jardín.
(4)	Includes sale of shares in Abril.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2015

Development	Company	Interest	Date of Acquisition	Land Area sqm	Saleable area sqm(1)	Buildable area sqm	Sold(2)	Title Deed Executed (3)	Location	Accumulated revenues as of March 2015	Accumulated revenues as of March 2014	Book Value
Residential Properties
Available for sale(4)
Condominios del Alto I	IRSA CP	100%	04/30/1999	-	2,082	-	79%	79%	Santa Fe	3,673	19,059	415
Condominios del Alto II	IRSA CP	100%	04/30/1999	-	5,009	-	96%	96%	Santa Fe	-	-	945
Caballito Nuevo	IRSA	100%	11/03/1997	-	8,173	-	99%	99%	CABA	1,587	177	23
Barrio Chico	IRSA	100%	03/01/2003	-	3,492	-	99%	99%	CABA	-	-	124
El Encuentro	IRSA	100%	11/18/1997	-	122,795	-	100%	99%	Buenos Aires	461	4,902	-
Abril Club de Campo – Loteo	IRSA	100%	01/03/1995	-	5,137	-	100%	100%	Buenos Aires	646	1,750	2,357
Abril Club de Campo - Casona(5)	IRSA	100%	01/03/1995	31,224	34,605	-	-	-	Buenos Aires	-	-	-
Torres Jardín	IRSA	100%	07/18/1996	-	-	-	-	-	CABA	-	-	-
Departamento Entre Ríos 465/9	IRSA CP	100%	-	-	-		-	-	Buenos Aires	-	-	1,400
Alto Palermo Park	IRSA CP	100%	11/18/1997	-	-	-	-	-	CABA	-	-	-
Horizons	IRSA	50%	01/16/2007	-	71,512	-	100%	100%	Buenos Aires	5,176	20,519	3,140
Intangible – Units to be received
Beruti (Astor Palermo) (6)	IRSA CP	100%	06/24/2008	-	2,632	-	-	-	CABA	-	44	32,872
Caballito Manzana 35	IRSA	100%	10/22/1998	-	8,258	-	-	-	CABA	-	-	52,205
Pereiraola (Greenville)	IRSA	100%	04/21/2010	-	39,634	-	-	-	Buenos Aires	-	-	8,200
CONIL - Güemes 836 – Mz. 99 and Güemes 902 – Mz. 95 y Commercial Stores	IRSA CP	100%	07/19/1996	2,398	1,389	5,994	-	-	Buenos Aires	-	-	5,409
Canteras Natal Crespo (2 commercial plots)	IRSA	50%	07/27/2005	39,546	-	59,319	-	-	Córdoba	-	-	-
Subtotal Residential Properties				73,168	304,718	65,313				11,543	46,451	107,090
Land Reserves
Isla Sirgadero	IRSA	100%	02/16/2007	8,360,000	-	N/A	-	-	Santa Fe	-	-	2,895

8

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2015

Pilar R8 Km 53	IRSA	100%	05/29/1997	74,828	-	-	-	-	Buenos Aires	-	-	1,550
Pontevedra	IRSA	100%	02/28/1998	730,994	-	-	-	-	Buenos Aires	-	-	918
Mariano Acosta	IRSA	100%	02/28/1998	967,290	-	-	-	-	Buenos Aires	-	-	804
Merlo	IRSA	100%	02/28/1998	1,004,987	-	-	-	-	Buenos Aires	-	-	639
Terreno Rosario	IRSA CP	100%	04/30/1999	-	-	-	100%	100%	Santa Fe	-	-	-
Zelaya 3102	IRSA	100%	07/01/2005	-	-	-	-	-	CABA	-	-	1,722
Terreno San Luis	IRSA	50%	03/31/2008	3,250,523	-	-	-	-	San Luis	-	-	1,584
Subtotal Land Reserves				14,388,622	-	-				-	-	10,112
Future Developments
Mixed Uses
UOM Lujan(7)	IRSA CP	100%	05/31/2008	1,160,000	-	no data	-	-	Buenos Aires	-	-	33,907
Nobleza Picardo(8)	IRSA CP	50%	05/31/2011	159,995	-	127,996	-	-	Buenos Aires	-	-	-
Puerto Retiro	IRSA	50%	05/18/1997	82,051	-	no data	-	-	CABA	-	-	22,128
Solares Santa María(9)	IRSA	100%	07/10/1997	716,058	-	no data	-	-	CABA	-	-	158,951
Residential properties
Coto Abasto Air Space	IRSA CP	100%	09/24/1997	-	-	21,536	-	-	CABA	-	-	8,945
Neuquén - Parcela Viviendas	IRSA CP	100%	07/06/1999	13,000	-	18,000	-	-	Neuquén	-	-	803
La Adela	IRSA	100%	-	10,600,000	-	-	-	-	Buenos Aires	-	-	-
Uruguay Zetol	IRSA	90%	06/01/2009	152,977	62,756	-	-	-	Uruguay	-	-	63,789
Uruguay Vista al Muelle	IRSA	90%	06/01/2009	102,216	62,737	-	-	-	Uruguay	-	-	44,200
Retail
Terreno Caballito Shopping(10)	IRSA CP	100%	-	23,791	-	no data	-	-	CABA	-	-	-
Dot Potential Expansion	IRSA CP	80%	-	15,881	-	47,643	-	-	CABA	-	-	-
Offices
Philips Adjoining Plots - Offices 1 and 2	IRSA CP	80%	11/28/2006	12,800	-	38,400	-	-	CABA	-	-	25,332

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2015

Baicom	IRSA	50%	12/23/2009	6,905	-	34,500	-	-	CABA	-	-	4,183
Intercontinental Plaza II(11)	IRSA CP	100%	02/28/1998	6,135	-	19,598	-	-	CABA	-	-	1,564
Terreno Catalinas Norte	IRSA	100%	12/17/2009	3,649	-	35,300	-	-	CABA	-	-	109,494
Subtotal Future Developments				13,055,458	125,493	342,973				-	-	473,296
Total Land Reserves				27,517,248	430,211	408,286				11,543	46,451	590,498

(1)	Saleable Area is understood to be the individual sqm of each residential property, including parking and storage spaces. Computed at 100% before making any sales.
(2)
The % Sold comprises sales transactions in which a Preliminary Sale Agreement, Deed of Possession or Title Deed has been executed. Includes the individual sqm of each residential property, and parking and storage spaces.

(3)	% with Title Deed Executed comprises sales transactions in which a Title Deed has been executed. Includes the individual sqm of each residential property and parking and storage spaces.
(4)	In those cases where IRSA/IRSA PC received units under barter agreements, the “Saleable Area” corresponds to the area received rather than the total project area.
(5)	The Saleable Area includes 31,224 sqm of land and 4,712.81 total sqm of La Casona (deducting 1,331.76 sqm on the ground floor).
(6)	The Saleable Area does not include the 171 commercial parking spaces receivable or the units corresponding to the discount.
(7)	Feasibility of Mixed Uses requested, provincial approval pending.
(8)	The 127,996 sqm arise from the current regulations, a draft project for 479,415 buildable sqm is under way (pending approval).
(9)	Feasibility requested for 716,058 buildable sqm, pending approval by the Legislature of the City of Buenos Aires.
(10)	Draft project for 71,374 buildable sqm, approval or urban parameters pending.
(11)	The 6,135 sqm of Land correspond to the parcel, which includes Inter I & II.

10

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2015

V.	Hotels

Our hotels in the City of Buenos Aires and the Llao Llao resort owned by the company in the City of Bariloche maintain their historic average prices at around USD 196 per square meter and the average occupancy rate has slightly decreased during the third quarter of fiscal year 2015, accounting for 67.0%.

Hotels (in millions of ARS)	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Revenues	103.7	93.4	11.0%	316.7	254.0	24.7%
Operating income	12.8	11.7	9.4%	21.9	18.1	21.0%
Depreciation and amortization	3.3	3.7	(10.8)%	10.9	10.9	-
EBITDA	16.1	15.4	4.5%	32.8	29.0	13.1%

►
During the first nine months of fiscal year 2015, the hotel segment recorded an increase in revenues of around 24.7% and an EBITDA of ARS 32.8 million, 13.1% higher than in the first nine months of fiscal year 2014.

The following is information on our hotel segment as of March 31, 2015:

	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy(1)	Average Rate (ARS)(1)	Book Value (in thousands of ARS)
Intercontinental(2)	Nov-97	76.34%	309	70.2%	1,300	45,475
Sheraton Libertador(3)	Mar-98	80.00%	200	75.4%	1,135	32,500
Llao Llao(4)	Jun-97	50.00%	205	58.3%	2,862	82,574
Total			714	68.2%	1,633	160,549

Notes:
(1) Cumulative average for the 9-month period.
(2) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
(3) Through Hoteles Argentinos S.A. (4) Through Llao Llao Resorts S.A.

	IIIQ 15	IIQ 15	IQ 15	IVQ 14	IIIQ 14
Average occupancy*	67.0%	72.6%	65.0%	59.7%	71.2%
Average rate per room (ARS/night)*	1,704	1,629	1,565	1,316	1,474
Average rate per room (USD/night)*	196	191	188	163	189

*Average for the 3-month period.

Revenues
(in Millions of ARS)

	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Intercontinental	32.7	30.7	6.5%	110.0	88.8	23.9%
Sheraton Libertador	20.4	18.2	12.1%	68.5	55.5	23.4%
Llao Llao	50.6	44.5	13.7%	138.2	109.7	26.0%
Total	103.7	93.4	11.0%	316.7	254.0	24.7%

  11

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2015

VI.           International

	IIIQ 15	IIIQ 14	YoY Var	9M 15	9M 14	YoY Var
Revenues	-	24.9	(100.0)%	28.1	64.3	(56.3)%
Operating Income / (Loss)	(13.4)	(0.4)	-	462.4	2.8	-
Depreciation and Amortization	0.1	9.7	(99.0)%	0.2	26.4	(99.2)%
EBITDA	(13.3)	9.3	(243.0)%	462.6	29.2	1,484.2%
The International segment recorded lower revenues during the first nine months of fiscal year 2015 due to the drop in revenues from leases in the Madison Building. Operating income and EBITDA grew significantly during the nine-month period, reflecting the sale of the Madison 183 building in the City of New York in the first quarter of 2015 for USD 185 million.

Interest in Metropolitan 885 Third Ave. LLC (“Metropolitan”) through New Lipstick LLC (“New Lipstick”)

IRSA indirectly holds a 49.8% interest in New Lipstick LLC, a holding company that is owner of Metropolitan, a company whose main asset is the so-called “Lipstick” office building.

The Lipstick Building is a landmark building in the City of New York, located in Midtown Manhattan, with a gross leaseable area over 57,500 sqm. As of March 31, 2015, the building reached an occupancy rate of 94.99%, thus generating an average rent of USD 70.5 per sqm.

Lipstick	Mar-15	Mar-14	YoY Var
Gross Leaseable Area (sqm)	58,019	58,019	-
Occupancy rate	94.99%	86.1%	8.89%
Rental price (USD/sqm)	70.5	66.6	5.85%

Sale of Building Located at 183 Madison Ave, New York, NY

In September past, the Company, acting through its subsidiary Rigby 183 LLC (“Rigby 183”) consummated the sale of the Madison 183 building, located in the City of New York, United States of America, for USD 185 million, and discharged the mortgage on this asset for USD 75 million. During the second quarter of 2015, we recorded a balance of ARS 188.3 million as reversal of the cumulative translation adjustment generated in Rigby 183 as a result of the partial repayment of principal of the Company.

Investment in Supertel Hospitality Inc.

As of March 31, 2015, jointly with other shareholders, we held the equivalent to 34% of the voting rights in Supertel Hospitality Inc., a REIT listed on NASDAQ under the symbol “SPPR”. Supertel Hospitality Inc. has a portfolio of 56 medium-class and long-stay hotels with 4,798 rooms in 20 states of the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn, and Super 8, among others.

12

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2015

The company has appointed Bill Blackham as new CEO and is analyzing a strategy for the selective sale of part of its portfolio to be able to acquire new hotels with higher operating return.

Investment in IDB Development Corporation

IDBD is one of the largest and most diversified investment groups in Israel that participates through its subsidiaries in numerous markets and industry sectors, such as real estate, retail, agroindustry, oil and gas production, insurance, telecommunications, etc., controlling companies such as Clal Insurance (Insurance), Cellcom (Cell-phones), Adama (Agrochemicals), Super-Sol (supermarkets); PBC (Real Estate), among others.

In February 2015, the Company made an additional investment in IDBD for up to the amount of USD 105 million, which were allocated to the subscription of new shares and warrants convertible into shares in IDBD, which were offered within the framework of a capital increase. As a result, the Company’s indirect interest, through Dolphin Netherlands B.V., increased to 49% of IDBD’s capital stock.

Under the purchase agreement, Dolphin and Extra Holdings Limited (ETH) jointly and severally committed to make one or more tender offers (“Tender Offers”) for acquiring shares in IDBD for a total amount of NIS 512.09 million (equivalent to approximately USD 128.7 million at the exchange rate prevailing as of March 31, 2015) as per the following scheme: (i) before December 31, 2015, an amount of at least NIS 249.8 million for a price per share of NIS 7.798 (value adjusted by the Rights Offering as of March 31, 2015, subject to adjustment); and (ii) before December 31, 2016, an amount of at least NIS 512.09 million less the offer made in 2015, for a price per share of NIS 8.188 (value adjusted by the Rights Offering as of March 31, 2015, subject to adjustment).

Furthermore, Dolphin agreed to (i) exercise the Series 4 warrants for a total amount of NIS 150 million (equivalent to USD 37.6 million as of March 31, 2015), provided that it is requested to do so by IDBD’s Board of Directors within 6 to 12 months of the Rights Offering date; and (ii) exercise the remaining Series 4 and Series 5 and 6 warrants received in the Rights Offering, subject to the simultaneous satisfaction of two conditions: (a) that IDBD and its lenders reach an agreement to amend certain covenants; and (b) that a control permit on Clal Insurance Company Ltd. (“Clal”) is secured from the Capital Markets, Insurance and Savings Commissioner of Israel.

           As of March 31, 2015, IDBD’s board of directors is composed of nine members. Dolphin appointed Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain and Saúl Zang as regular members.

For further information see Note 4 to the Consolidated Condensed Interim Financial Statements “Acquisitions and Disposals – Investment in IDBD”.

VII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.99% interest as of March 31, 2015 (excluding portfolio shares). The investment in Banco Hipotecario

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Summary as of March 31, 2015

generated results for ARS 98.7 million during the nine-month period of 2015, 39.8% lower than in the same quarter of 2014.

For further information visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

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Summary as of March 31, 2015

VIII.	EBITDA by Segment

9M 15	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Operations and others	Total
Operating income / (loss)	884.7	50.3	457.7	21.9	462.4	(2.0)	1,875.0
Depreciation and Amortization	98.7	26.9	-	10.9	0.2	-	136.7
EBITDA (1)	983.4	187.7	457.7	32.8	462.6	(2.0)	2,011.7
9M 14	Shopping Centers	Offices	Sales and Developments	Hotels	International	Financial Operations and others	Total
Operating income / (loss)	661.6	117.6	97.9	18.1	2.8	(1.6)	896.4
Depreciation and Amortization	108.2	25.6	-	10.9	26.4	-	171.1
EBITDA	769.8	143.2	97.9	29.0	29.2	(1.6)	1,067.5

EBITDA Var	27.7%	31.1%	367.5%	13.1%	1,484.2%	25.0%	88.4%
(1) EBITDA: Operating Income plus Depreciation and Amortization, excluding expenses and taxes incurred in the transfer of assets.

IX. Reconciliation with Consolidated Income Statement as of March 31
(in Millions of ARS)

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement. The difference lies in the presence of joint ventures included in the segment but not in the income statement.

	Segment Total		Joint Ventures(1)		Inter.-segment Deletions		Income Statement		YoY Var
	9M 15	9M 14	9M 15	9M 14	9M 15	9M 14	9M 15	9M 14
Revenues	2,540.5	2,062.6	(27.5)	(37.3)	(4.0)	(3.0)	2,509.0	2,022.2	24.1%
Costs	(1,128.4)	(953.6)	16.2	24.2	3.0	2.8	(1,109.2)	(926.5)	19.7%
Gross Profit /(Loss)	1,412.1	1,109.0	(11.3)	(13.1)	(1.0)	(0.2)	1,399.8	1,095.7	27.8%
Result from sale of investment properties	801.1	115.4	-	-	-	-	801.1	115.4	594.2%
General and administrative expenses	(264.2)	(195.4)	0.6	0.6	1.8	0.9	(261.8)	(193.9)	35.0%
Selling expenses	(137.6)	(102.9)	1.8	2.3	0.3	0.1	(135.6)	(100.5)	34.9%
Other operating income, net	63.5	(29.5)	0.8	2.5	(1.0)	(0.8)	63.3	(27.8)	(327.7)%
Operating Income	1,874.9	896.6	(8.1)	(7.7)	0.1	-	1,866.8	888.9	110.0%
Income / (loss) from interests in equity investees and joint ventures	(854.0)	83.5	11.5	19.2	-	-	(842.5)	102.7	(920.4)%
Income before financial income / (loss) and income tax	1,020.9	980.1	3.4	11.5	0.1	-	1,024.3	991.6	3.3%
(1) Includes Puerto Retiro, Baicom, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín Plot).

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Summary as of March 31, 2015

X. Financial Debt and Other Indebtedness

Consolidated Financial Debt as of March 31, 2015

Type of Debt	Currency	Amount (USD MM)(1)	Interest Rate	Maturity
Bank Overdraft	ARS	30.3	Variable	< 30 d
IRSA’s Tranche I Series I Notes(2)	USD	150.0	8.50%	Feb-17
IRSA’s Tranche II Series II(3)	USD	150.0	11.50%	Jul-20
IRSA’s Series V Notes	ARS	23.7	Badlar + 395 bps.	Aug-15
IRSA’s Series VI Notes	ARS	1.2	Badlar + 450 bps.	Feb-17
Nuevas Fronteras 5600 Mortgage Loan	ARS	0.8	Variable	Dec-17
Other Debt	ARS	0.9	15.25%	Dec-16
IRSA’s Total Debt	USD	356.9
Series I Notes due 2017 (int.)(4)	USD	120.0	7.88%	May-17
Short-term Debt	ARS	56.6	Variable	< 180 days
Syndicated Loan – Arcos	ARS	4.5	15.01%	Nov-15
Syndicated Loan – Neuquén	ARS	7.0	15.25%	Jun-16
Other Debt	ARS	3.8	-	-
Total IRSA PC’s Debt		191.9
Total Consolidated Debt(5)		548.8
Consolidated Cash		26.9
Debt Repurchase		13.4
Net Consolidated Debt		508,5

1 Principal face value in USD at an exchange rate of ARS 8.822 = USD 1, without considering elimination of balances with subsidiaries.
2 As of 03/31/15 IRSA held bonds for a principal amount of USD 0.7 million.
3 As of 03/31/15 ERSA held bonds for a principal amount of USD 1.4 million and PAMSA held bonds for a principal amount of USD 5.6 million.
4 As of 03/31/15 IRSA held bonds for a principal amount of USD 4.0 million, ERSA held bonds for a principal amount of USD 0.1 million and PAMSA held bonds for a principal amount of USD 1.6 million.
5 Excludes loan receivable from IRSA Propiedades Comerciales S.A. under the asset transfer for USD 246.4 million on 12/23/2014.

XI. Material Events Occurred during the Period and Subsequent Events

February 2015: Sale of Interest in Bitania 26 S.A.

On February 5, 2015, the Company indirectly sold its entire interest in Bitania 26 S.A., owner of “Savoy” Hotel in the City of Rosario (Province of Santa Fe), representing 49% of its stock capital, for US$ 4.2 million. The sale resulted in a gain of approximately $ 13.3 million.

March 2015: General Ordinary and Extraordinary Shareholders’ Meeting

On March 26, 2015, the Shareholders’ Meeting of our subsidiary IRSA Propiedades Comerciales resolved upon the distribution of an interim cash dividend to its shareholders for ARS 298.5 million. The Company is entitled to ARS 285.7 million, which were made available on April 15, 2015.

May 2015: Partial Sale of offices and parking spaces of Intercontinental Plaza Building

On May 5, 2015, our subsidiary IRSA Propiedades Comerciales S.A. executed a preliminary sales agreement to transfer to a non-related party 8,470 sqm corresponding to nine office floors and 72 parking units of the Intercontinental Plaza building located in the neighborhood of Monserrat, City of Buenos Aires. The transaction amount was ARS 376.4 million.

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Summary as of March 31, 2015

May 2015: Investment in IDB Development Corporation

After period end, on May 6, 2015, Dolphin submitted to IDBD’s Board of Directors a binding and irrevocable proposal for its approval, which states as follows:

(i)	Election of Eduardo Sergio Elsztain as sole chairman of the Board of Directors of IDBD;

(ii)
Dolphin’s commitment (directly or through any vehicle controlled by Eduardo Sergio Elsztain) to advance performance of its obligation to exercise the Series 4 warrants issued by IDBD for NIS 150 million (the “Warrants”),as a result of which, IDBD will have the possibility to request their exercise as from May 20, 2015, provided that before such date, IDBD receives a written irrevocable commitment from the bondholders’ representatives stating that until July 20, 2015, they will not call on their own to a bondholders’ meeting (unless they were required to do so under the applicable law) whose agenda may include any of the following items:

(a)	Appointment of (financial, legal or other) advisors;

(b)	Appointment of a committee representing IDBD’s bondholders;

(c)	Start of legal actions against IDBD; and

(d)	Demand of early or immediate payment of any debt of IDBD.

(iii)
IDBD’s Board of Directors shall set up a committee, composed of two members from the supervising committee of IDBD and two members from IDBD’s Board of Directors appointed by Dolphin, and which, subject to the applicable law, will have the following duties:

(a)	Manage, discuss, negotiate and conclude negotiations with IDBD’s bondholders’ representatives as regards their requests;

(b)	Negotiate with IDBD’s financial creditors a new set of commitments applicable to IDBD’s financial debt; and

(c)	Create a business and financial plan for IDBD.

(iv)
Dolphin (directly or through any vehicle controlled by Eduardo Sergio Elsztain) promises to make an additional capital injection for up to NIS 100 million in IDBD, subject, among others, to the following conditions:

(a)
That IDBD makes a public offering of its shares, in terms acceptable for the market and approved by IDBD’s Board of Directors, for an amount of at least NIS 100 million and not exceeding NIS 125 million, and that the public offering is made between October 1, 2015 and November 15, 2015.

(b)
The commitment assumed by Dolphin will automatically expire upon the occurrence of any of the following events before the public offering’s public auction date: (i) if any of IDBD’s creditors or any of IDBD’s bondholders’ representatives bring legal actions against IDBD, including a demand for early or immediate payment of, or acceleration of, any part of IDBD’s debt; (ii) if a meeting of any of IDBD’s bondholders is called and its agenda includes any of the items specified in Section 2 above, (iii) if IDBD receives capital contributions for a total amount of NIS 100 million in any manner, either

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Summary as of March 31, 2015

       through a rights offering, the exercise of warrants, a private placement or otherwise, and if such contributions are made by Dolphin directly or any vehicle controlled by Eduardo Sergio Elsztain (apart from the capital contributions on account of the obligation of NIS 158.5 million pursuant to Dolphin’s irrevocable proposal dated December 29, 2014), or by any other person or entity, or by the public, and in any case provided that the aggregate amount of such capital contributions under subsection
       5 (d) (iii) of the proposal is lower than NIS 100 million, Dolphin’s commitment under section 5 (c) above will be reduced accordingly; or (iv) if there occurs any adverse event or change in IDBD or in its control structure or in any of its material affiliates.
On May 7, IDBD’s board of directors approved the proposal. This notwithstanding, it is subject to the approval of IDBD’s bondholders’ representatives.

XII. Comparative Summary Consolidated Balance Sheet Data.
(In thousands of ARS)
	03.31.15	03.31.14	03.31.13
Non-Current assets	7,572,419	8,216,441	6,868,010
Current assets	1,689,990	1,243,522	1,242,841
Total	9,262,409	9,459,963	8,110,851
Non-Current liabilities	4,628,472	5,167,536	3,258,906
Current liabilities	2,584,226	1,374,301	1,527,731
Sub-total	7,212,698	6,541,837	4,786,637
Minority interest	373,916	428,620	505,460
Shareholders’ Equity	1,675,795	2,489,506	2,818,754
Total	9,262,409	9,459,963	8,110,851

XIII. Comparative Summary Consolidated Income Statement Data
(In thousands of ARS)
	03.31.15	03.31.14	03.31.13
Operating income	1,866,749	888,803	749,679
Income from interest in equity investees and joint ventures	(842,497)	102,690	15,112
Income before financial income / (loss) and income tax	1,024,252	991,493	764,791
Financial income	84,477	93,809	103,479
Financial expenses	(825,302)	(1,520,883)	(553,530)
Other financial income	(57,242)	244,441	151,755
Financial income / (loss), net	(798,067)	(1,182,633)	(298,296)
(Loss) / Income before income tax	226,185	(191,140)	466,495
Income tax	(389,626)	112,298	(87,234)
Net (Loss) / Income	(163,441)	(78,842)	379,261
Other comprehensive net income	(106,513)	149,786	40,306
Total comprehensive net income	(269,954)	70,944	419,567
Attributable to:
Controlling company’s shareholders	(244,696)	(92,030)	320,638
Non-controlling interest	81,255	13,188	58,623

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Summary as of March 31, 2015

XIV.	Summary Comparative Consolidated Cash Flow.
(In thousands of ARS)
	03.31.15	03.31.14	03.31.13
Net cash generated by operating activities	735,574	686,420	540,756
Net cash used in investing activities	300,928	(597,560)	(250,979)
Net cash used in financing activities	(1,297,559)	(688,495)	(171,723)
Net (decrease) / increase in cash and cash equivalents	(261,057)	(599,635)	118,054

XV.	Comparative Ratios.
(In thousands of ARS)

	03.31.2015		03.31.2014		03.31.2013
Liquidity
Current Assets	1,689,990	= 0.65	1,243,522	= 0.91	1,242,841	= 0.81
Current Liabilities	2,584,226		1,374,301		1,527,731

Indebtedness
Total Liabilities	7,212,698	= 4.30	6,541,837	= 2.63	4,786,637	= 1.70
Shareholders’ Equity	1,675,795		2,489,506		2,818,754

Solvency
Shareholders’ Equity	1,675,795	= 0.23	2,489,506	= 0.38	2,818,754	= 0.59
Total Liabilities	7,212,698		6,541,837		4,786,637

Capital Assets
Non-current Assets	7,572,419	= 0.82	8,216,441	= 0.87	6,868,010	= 0.85
Total Assets	9,262,409		9,459,963		8,110,851

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Summary as of March 31, 2015

XVI. Brief comment on prospects for the next quarter

During the third quarter of 2015 we maintained the rate of growth of our shopping centers’ sales and their occupation levels. We expect that the business will continue to be sound during the rest of the year.

In March, we opened the fifteenth shopping center in our portfolio, “Alto Comahue”, located in the City of Neuquén, in the Argentine Patagonian region. This shopping center features 130 stores from the most renowned brands in Argentina. We recorded good sales figures in its first days of operation, and we expect that this new shopping center, so much longed-for by the local population, will have a good performance.

The project is part of a mixed-use complex that includes a supermarket in operation and 2 additional parcels of land. In one of these parcels the development of a hotel is planned, while in the other, covering 18,000 sqm and owned by the company, a future housing development has been projected. Given the city’s upward flourishing trend in the real estate industry during the last year, we believe that our land reserves in this project offer an attractive potential for development.

We will remain active throughout the year by encouraging marketing actions, events and promotions in our shopping centers, as they have proved to be highly effective in terms of sales and have been eagerly endorsed by the public. Moreover, we expect to continue working with the aim of optimizing the performance of our current shopping centers through improvements that result in taking better advantage of the leaseable square meters and higher functionality and attractiveness for the benefit of consumers, stores and tenants.

As concerns the office business, we have continued to consolidate through our subsidiary IRSA Propiedades Comerciales the office buildings we transferred to this company during December, while we have kept approximately 18,000 square meters for potential sale. We will continue to optimize the best and most integrated premium office portfolio by selling selected non-strategic assets in our portfolio for attractive prices as we have been doing during the last months. Moreover, we will continue to work towards achieving maximum occupancy in our buildings and executing the most favorable lease agreements, attracting new firms wishing to relocate in our spaces.

In connection with the Sales and Developments segment, we expect to continue with the sale of non-strategic assets and small land reserves and to make progress in the sale and execution of title deeds in the remaining residential projects. Moreover, we hold a large land reserve for future developments which we will launch as soon as suitable financial, business and governmental conditions arise.

As concerns our investments outside of Argentina, we will continue working towards increasing occupancy levels and rental prices in our only rental property abroad: the Lipstick Building in Manhattan, New York. Concerning our investment in the hotel REIT, Supertel Hospitality Inc., we have appointed a new CEO and we are working on optimizing the company’s performance and regaining market trust so as to take advantage of future opportunity windows. Finally, despite the evolution of its stock prices during the last months, we are confident in the potential of our investment in IDBD, one of the largest and most diversified investment groups in Israel that

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2015

participates through its subsidiaries in numerous markets and industry sectors, such as real estate, retail, agroindustry, oil and gas production, insurance, telecommunications, etc.

As part of our continuous analysis of market opportunities, we could consider alternatives to improve our capital structure, subject to the conditions prevailing in the market. These alternatives may include various strategic initiatives and potential reorganizations of our investments. No assurance can be given that these initiatives will be materialized, as they are governed and defined in the opportunity, merit and convenience conditions.

Considering the quality of the real estate assets that compose our portfolio, the company’s financial position and low indebtedness level, experience in seizing market opportunities and franchise to access the capital markets, we are confident that we are on the right track of growth as we consolidate the best real estate portfolio in Argentina, taking advantage of the opportunities that arise in Argentina or abroad.

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IRSA Inversiones y Representaciones S.A.

By:	/s/ Saúl Zang
Saúl Zang
Responsible for the relationship with the markets

June 17, 2015